Brookfield Office Properties Annual Report 2011	01

THE PREMIER GLOBAL OFFICE COMPANY

Brookfield Office Properties owns, manages, and develops premier office properties in the most dynamic and resilient markets in the United States, Canada, and Australia. Well-respected, high credit-quality organizations in the financial services, government, and energy sectors fill our buildings, which are among the most recognizable, technologically advanced office properties in the world.

Our current portfolio consists of 110 office properties comprising 78 million square feet in the downtown cores of major gateway cities including New York, Washington, D.C., Houston, Denver, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth. We also maintain a 16-million-square-foot pipeline for future office development. With high occupancy levels, long-term leases in place, a disciplined management team, and financing structures that minimize risk, we are well-positioned to thrive as the economic recovery takes hold.

Left	World Financial Center, New York

Brookfield Office Properties Annual Report 2011	03

HIGH GROWTH MARKETS

Ownership in millions of square feet

New York
19.1M

Toronto
10.6M

Houston
9.7M

Washington, DC
7.5M

Calgary
6.9M

Los Angeles
5.7M

Sydney
4.4M

Denver
3.1M

Minneapolis
3.1M

Ottawa
2.8M

Melbourne
2.5M

Perth
1.6M*

Boston
1.0M

London
1.0M*

Vancouver
0.9M

CANADA
UNITED STATES
AUSTRALIA
UNITED KINGDOM

*includes development properties

SELECTED
FINANCIAL HIGHLIGHTS

All amounts expressed in U.S. dollars unless otherwise noted

FINANCIAL POSITION	2011	2010	2009
Total Assets	$25,144	$20,420	$15,459
Shareholders’ Equity	10,175	8,807	6,873
Market Capitalization	7,877	8,813	6,077

PER DILUTED COMMON SHARE	2011	2010	2009
Dividends Paid	$0.56	$0.56	$0.56
Closing Market Price–NYSE	15.64	17.53	12.12
Comparable Funds From Operations	1.08	0.94	1.01
Net Income (Loss) Attributable to Common Shareholders	2.92	2.73	(0.52)

RESULTS OF OPERATIONS	2011	2010	2009
Net Income (Loss) Attributable to Common Shareholders	$1,690	$1,552	$(220)
Commercial Property Net Operating Income	1,014	729	690
Comparable Funds From Operations	605	514	442

04	Brookfield Office Properties Annual Report 2011

Top Right	Houston Skyline
Below Right	City Square (rendering), Perth

dear shareholders,

We began 2011 with confidence that a sustained recovery of the global economy had kicked in and with an agenda to capitalize on this. We had lease expirations to address and a refinancing of our US Office Fund to complete. We also felt that the time was right to recycle capital from mature and non-strategic assets into properties that could be positioned to generate higher returns for shareholders over the longer term. We are pleased to report that we have made great progress toward these objectives in 2011. Record performance was achieved in a number of key areas, including the volume of leases that we executed during the year. We accomplished this notwithstanding concerns that surfaced during the second half of the year over the health of the european economy, which impacted business confidence during the third and fourth quarters.

financial and oPeraTional Performance

Commercial property net operating income (NOi) was $1.0 billion for 2011, up from $729 million in 2010. This was due to higher rental rates on expiring leases and the full-year contribution from our Australian office portfolio which we acquired in September 2010.

We signed 10.1 million square feet of leases during the year, including 5.6 million square feet of early renewals of existing tenants. This volume of leasing was a new high for us, surpassing our previous record in 2007 by over two million square feet or 22%. in the process, 2012-2016 lease rollover exposure was reduced by 6% as we completed some key lease renewals. in-place rents were increased to $27.95 from $27.59 last year as a result of contracted rents on new leases being, on average, 10% higher than expiring rents. Portfolio occupancy ended the year at 93.2%.

Leasing highlights for 2011 include Bank of America/Merrill Lynch’s 767,000-square-foot lease renewal at the World Financial Center in Lower Manhattan; Talisman energy’s 527,000-square-foot lease extension at Bankers Hall in Calgary; Bank of Montreal’s 503,000-square-foot lease renewal at First Canadian Place in Toronto; Chevron’s 311,000-square-foot lease renewal at Continental Center i in Houston; enbridge’s 300,000-square-foot lease renewal and expansion at Fifth Avenue Place in Calgary; and RBC’s 277,000-square-foot lease renewal and expansion at RBC Plaza in Minneapolis. Our time-honored strategy of owning premier-quality assets in the world’s most dynamic, resilient and developed office districts, and pro-actively managing these properties to provide a high standard of service, helped us to land or renew these prestigious tenants and achieve these results.

During the year, we also continued to work to position Brookfield Office Properties as a landlord of choice for forward thinking employers and as a leader in operational excellence. We made further strides in raising the sustainability profile of the portfolio. Ten of our North American buildings were newly-certified with “Leadership in energy & environmental Design” (LeeD) while 235 St georges Terrace in Perth received a 5-Star “National Australian Built environment Rating System” (NABeRS) base building rating. 75 State Street in Boston received the “The Office Building of the Year” earth Award. Over a two-year period we have reduced our carbon footprint, cutting greenhouse gas emissions 8% across the portfolio through various energy reduction strategies. We are proud that we were named “Outstanding Private Partner” by the Urban Area Security initiative, a program of the U.S. Department of Homeland Security. The Corporate Responsibility section of this report and our website have more details on our accomplishments in this area for the year.

GrowTh iniTiaTiVes

We actively redeployed substantial capital this year, selling mature and non-core assets, reinvesting the proceeds into higher-return opportunities. We sold three assets: 1400 Smith Street in Houston, Newport Tower in New Jersey and 53 State Street in Boston. These sales were completed at an average going-in capitalization rate to the buyer of 5.0%, raising net equity proceeds of $555 million. These proceeds were reinvested in seven separate investments: a 75% interest in 450 West 33rd Street in New York, a 50% interest in Bankwest Tower in Perth, a 50% interest in Southern Cross West in Melbourne, a 100% interest in Three Bethesda Metro Center in Bethesda, a 49%-interest in Four World Financial Center in New York (consolidating our ownership in this property to 100%), a 51% interest in 1801 California St. in Denver, and the acquisition of a further 21% interest in our U.S. Office Fund. We completed these transactions at a 6.5% capitalization rate and are targeting an FFO return on these investments at least 3.5% greater than that expected on the properties that we sold.

We also completed the consolidation of our Canadian office holdings into one entity by selling our 25% interest in the nine office assets held in our Canadian Office Fund to our 83%-owned Canadian office subsidiary.

Recognizing that there has been a dearth of new modern office development over the past two decades, and that older office properties often can’t keep pace with the evolving demands of employers wanting to gain efficiency by tapping into up-to-the-

15 MAJOR MARKETS

78 MILLION SQUARE FEET

110 PREMIER OFFICE PROPERTIES

93% OCCUPANCY GLOBALLY

06	Brookfield Office Properties Annual Report 2011

Below	Bank of America Plaza, Los Angeles
(R-L)	Herald Site (rendering), Calgary

minute advancements in technology, building engineering and interior space design, we continued to invest time and resources in the redevelopment of our existing portfolio and in positioning our development pipeline to move forward. Development could be a meaningful area of growth for us at some point in the future. In this regard, ahead of schedule and within budget, we moved closer to the mid-2012 completion and opening of our 926,000-square-foot City Square Centre in Perth, which is fully leased and will be a flagship Australian asset for us. We advanced a number of development and re-development initiatives by moving forward with the entitlement process on five developments comprising 9 million square feet including: 100 Bishopsgate in London, Manhattan West in New York, Bay Adelaide Centre East in Toronto, the Herald Site in Calgary, and City Square South in Perth. We also launched a $250 million retail redevelopment project at The World Financial Center in New York, and advanced a $40 million retail redevelopment plan at our property called Fig@7th in Los Angeles.

FINANCINGS AND LIQUIDITY

Capitalizing on the continued recovery of the debt markets, and this extraordinary time to borrow, we refinanced or secured $4.5 billion of new financing during the year including the recapitalization of our U.S. Office Fund and the financing of Bay Adelaide Centre West in Toronto which was completed at a 4.4% interest rate. This $4.5 billion breaks down as $1.5 billion in the U.S. Office Fund; $900 million in North America; $900 million in Australia; and acquisition-related financings of $1.2 billion. The average rate on these financings was 5.3%.

We finished the year with liquidity of approximately $850 million. In addition to the transactions previously mentioned, we issued a series of perpetual preferred shares which raised C$250 million at an average rate of 5.1%; we recently increased our corporate revolving credit facility by approximately $200 million to approximately $700 million; and we added a corporate revolving credit facility to our Canadian subsidiary of C$125 million, raising net new capital of $1.5 billion.

2012 OUTLOOK

Our expectation is that the global economic recovery will advance at an uneven but positive pace during 2012. We anticipate greater progress in the more dynamic, higher growth markets – those driven by businesses involved in the energy, resource and creative

Brookfield Office Properties Annual Report 2011	07

Below	Darling Park Complex/Cockle Bay Wharf, Sydney
(R-L)	100 Bishopsgate (rendering), London

and media sectors. Markets such as Houston, Calgary, Perth and New York City, all experienced above-average job gains during 2011 and we see no reason why this trend won’t continue in 2012. Almost 50% of our proportionate net operating income comes from properties in these markets.

Although we remain excited about our prospects within our energy and resource sector markets, no market excites us more than New York City, particularly Lower Manhattan and Midtown’s West Side. A city’s positive performance and promising future prospects are not self-fulfilling. History is loaded with examples of great cities that have declined. Cities that prosper do so because of great leadership and investments that create a better quality of life. To that end, vast investment in infrastructure and public amenities in Lower Manhattan and Manhattan’s West Side over the past decade have begun to come onstream, attracting a broader demographic of residential dweller and office space user. We expect this investment to have a positive impact on the market for years to come. In response to this massive investment in New York City’s future, we are investing in concert. Specifically, during 2011 we launched a capital program to revamp the World Financial Center’s retail center and common areas, making it a rejuvenated, dynamic downtown destination. Interest from high-quality retail tenants has exceeded our expectations, confirming our view on Lower Manhattan’s exciting future.

The prosperity of the office industry rises and falls with job gains and losses. Although we have a positive outlook for 2012, threats to global economic health and job recovery do still exist. The resolution of the European debt situation and banking and regulatory changes in the U.S. and elsewhere are both risks. We are resolute believers that real estate and financial markets are cyclical and sometimes change in response to challenges that are beyond our control. Our strategy is conscious of this and, accordingly, is focused on owning high-quality, well-located assets in the most dynamic and resilient office markets. In our experience, this strategy helps to minimize vacancy, tenant loss on lease rollover, and rental rate decline during the downward part of an economic cycle as tenants often look to trade up in quality at these moments. In other words, we believe our strategy gives us the opportunity to benefit even in the most difficult part of market cycles as our 2011 operational and financial performance demonstrated.

Left	First Canadian Place, Toronto

GOALS & PRIORITIES

Our goal continues to be to deliver reliable, increasing streams of cash flow and above-average annual growth on a compound per share basis over the long term. We accomplished this in 2011 although our common shares did not perform as well.

For 2012, our principle priorities will continue to be focused on creating long-term, sustainable value for shareholders and can be best summarized as:

•	Increasing the overall portfolio occupancy and reducing near-term lease expiries. In this regard, we entered 2012 with a solid backlog of leases at the “serious negotiation” stage and anticipate another strong year of leasing.

•	Completing new investments with institutional partners, enhancing our returns and broadening our reach. We are targeting $1 billion of “value-add” investments over the next two-to-three years on a 50/50 basis.

•	Advancing new developments on a proper risk-adjusted return basis mainly when anchor tenants and construction financing are secured. Our inventory of development-ready office projects will add over $500 million of annual net operating income once these projects are developed and brought online.

ORGANIZATION

On the personnel front, we were happy to bring on board several new key executives to help us advance our priorities and goals, including Mitch Rudin, President and CEO of U.S. Commercial Operations, and Martin Jepson, Senior Vice President, U.K. Development and Investment. Jan Sucharda took on the new role of President and CEO of Canadian Commercial Operations. Dennis Friedrich and Tom Farley took on expanded global roles: Dennis as President and Global Chief Investment Officer and Tom as President and Global Chief Operating Officer.

On behalf of Brookfield Office Properties’ employees and our Board of Directors, we thank you for your support.

Sincerely,

Ric Clark

Chief Executive Officer

March 09, 2012

Commercial Properties Portfolio

			Assets Under management					proportionate(1)			proportionate net of minority share(2)
(square feet in 000’s)	number OF PROPERTIES	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
U.S. PROPERTIES
New York Midtown
300 Madison Avenue	1	100.0	1,089	5	1,094	—	1,094	100	1,094	1,094	1,087	1,087
	1	100.0	1,089	5	1,094	—	1,094	100	1,094	1,094	1,087	1,087
New York downtown
World Financial Center
One	1	99.4	1,603	52	1,655	58	1,713	100	1,655	1,713	1,645	1,703
Two	1	100.0	2,671	35	2,706	—	2,706	100	2,706	2,706	2,690	2,690
Three	1	99.6	1,254	—	1,254	53	1,307	100	1,254	1,307	1,246	1,299
Four	1	100.0	1,861	43	1,904	48	1,952	100	1,904	1,952	1,893	1,940
Retail		49.6	—	168	168	122	290	100	168	290	167	288
One Liberty Plaza	1	93.8	2,327	20	2,347	—	2,347	100	2,347	2,347	2,333	2,333
One New York Plaza(3)	1	75.5	2,556	31	2,587	—	2,587	84	2,182	2,182	2,182	2,182
	6	93.0	12,272	349	12,621	281	12,902	97	12,216	12,497	12,156	12,435
Boston
75 State Street	1	63.5	771	25	796	235	1,031	100	796	1,031	791	1,025
	1	63.5	771	25	796	235	1,031	100	796	1,031	791	1,025
Washington, D.C.
1625 Eye Street	1	96.4	370	16	386	185	571	10	39	57	39	57
701 9th Street	1	100.0	340	24	364	183	547	100	364	547	362	544
Potomac Tower	1	97.0	238	—	238	203	441	100	238	441	237	438
601 South 12th Street	1	100.0	309	—	309	—	309	100	309	309	309	309
701 South 12th Street	1	100.0	253	—	253	—	253	100	253	253	253	253
77 K Street	1	91.3	307	19	326	—	326	100	326	326	324	324
650 Massachusetts	1	72.1	231	82	313	74	387	100	312	387	312	387
Three Bethesda Metro Center	1	91.0	348	20	368	—	368	100	368	368	368	368
1200K Street(3)	1	99.4	366	24	390	44	434	84	329	366	329	366
1250 Connecticut Avenue(3)	1	94.6	163	21	184	26	210	84	155	177	155	177
1400 K Street(3)	1	99.9	178	12	190	34	224	84	160	189	160	189
2000 L Street(3)	1	95.8	308	75	383	—	383	84	323	323	323	323
2001 M Street(3)	1	99.6	190	39	229	35	264	84	192	223	192	223
2401 Pennsylvania Avenue(3)	1	86.4	58	19	77	16	93	84	65	78	65	78
Bethesda Crescent(3)	3	89.4	241	27	268	68	336	84	226	283	226	283
One Reston Crescent(3)	1	100.0	185	—	185	—	185	84	156	156	156	156
Silver Springs Metro Plaza(3)	3	83.5	640	47	687	84	771	84	579	650	579	650
Sunrise Tech Park(3)	4	92.8	316	—	316	—	316	84	266	266	266	266
Two Ballston Plaza(3)	1	77.6	204	19	223	—	223	84	188	188	188	188
1550 & 1560 Wilson Blvd(3)	2	94.8	248	35	283	76	359	84	238	302	238	302
Two Reston Crescent(3)	1	100.0	182	3	185	—	185	84	156	156	156	156
	29	92.9	5,675	482	6,157	1,028	7,185	84	5,242	6,045	5,237	6,037
los angeles
601 Figueroa(3)	1	78.6	1,037	2	1,039	123	1,162	84	876	979	876	979
Bank of America Plaza(3)	1	95.7	1,383	39	1,422	343	1,765	84	1,198	1,487	1,198	1,487
Ernst & Young Tower(3)	1	71.2	910	335	1,245	391	1,636	84	1,049	1,379	1,049	1,379
Landmark Square(3)	1	93.0	420	23	443	212	655	84	374	553	374	553
	4	83.8	3,750	399	4,149	1,069	5,218	84	3,497	4,398	3,497	4,398
Houston
1201 Louisiana Street	1	94.7	836	8	844	48	892	100	844	892	844	892
Heritage Plaza	1	80.9	1,150	—	1,150	671	1,821	51	587	929	587	929
One Allen Center(3)	1	63.4	914	79	993	—	993	84	837	837	837	837
Two Allen Center(3)	1	95.6	987	9	996	—	996	84	839	839	839	839
Three Allen Center(3)	1	96.1	1,173	22	1,195	—	1,195	84	1,007	1,007	1,007	1,007
Continental Center 1(3)	1	93.7	1,048	50	1,098	411	1,509	84	926	1,272	926	1,272
Continental Center 2(3)	1	96.0	428	21	449	81	530	84	379	447	379	447
500 Jefferson Street(3)	1	97.3	351	39	390	44	434	84	329	366	329	366
	8	88.5	6,887	228	7,115	1,255	8,370	79	5,748	6,589	5,748	6,589
Denver
Republic Plaza	1	97.0	1,281	48	1,329	503	1,832	100	1,329	1,832	1,329	1,832
1801 California Street	1	100.0	1,314	—	1,314	—	1,314	51	670	670	670	670
	2	98.5	2,595	48	2,643	503	3,146	80	1,999	2,502	1,999	2,502
Minneapolis
33 South Sixth Street	2	94.4	1,108	370	1,478	325	1,803	100	1,478	1,803	1,478	1,803
RBC Plaza	2	93.4	610	442	1,052	196	1,248	100	1,052	1,248	1,052	1,248
	4	94.0	1,718	812	2,530	521	3,051	100	2,530	3,051	2,530	3,051
Total U.S. Properties	55	94.6	34,757	2,348	37,105	4,892	41,997	90	33,122	37,207	33,045	37,124
(1)	Reflects Brookfield Office Properties interest before considering minority interest in subsidiaries including Brookfield Financial Properties L.P. (“BFP”) of 0.6%. U.S. Office Fund assets are presented net of minority interests held by co-investors in the fund.
(2)	Reflects Brookfield Office Properties interest net of minority interests described in note above
(3)	Represents U.S. Office Fund asset
1

			Assets under management					proportionate(1)			proportionate net of minority share(2)
(square feet in 000’s)	number of properties	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
Canadian Properties
toronto
Brookfield Place
Bay Wellington Tower	1	97.7	1,297	42	1,339	—	1,339	100	1,339	1,339	1,111	1,111
Retail and Parking	1	95.8	—	52	52	690	742	70	36	519	30	430
22 Front Street	1	99.3	137	8	145	—	145	100	145	145	120	120
Exchange Tower	1	95.3	963	66	1,029	131	1,160	50	515	580	432	487
105 Adelaide	1	97.7	176	7	183	49	232	100	183	232	152	193
Hudson’s Bay Centre	1	99.8	537	209	746	186	932	100	745	931	619	773
Queen’s Quay Terminal	1	97.2	427	78	505	—	505	100	505	505	419	419
HSBC Building	1	100.0	188	6	194	31	225	100	194	225	161	187
First Canadian Place(3)	1	90.7	2,378	232	2,610	170	2,780	25	653	695	548	584
Bay Adelaide West	1	91.3	1,155	37	1,192	382	1,574	100	1,192	1,574	989	1,306
151 Yonge Street(3)	1	64.7	289	11	300	72	372	25	75	93	63	78
2 Queen Street East(3)	1	97.0	448	16	464	81	545	25	116	136	97	114
	12	93.5	7,995	764	8,759	1,792	10,551	66	5,698	6,974	4,741	5,802
calgary
Bankers Hall	3	99.6	1,944	224	2,168	409	2,577	50	1,084	1,289	911	1,082
Bankers Court	1	99.2	256	7	263	62	325	50	132	163	110	137
Suncor Energy Centre	2	98.6	1,710	22	1,732	220	1,952	50	866	976	727	820
Fifth Avenue Place	2	99.9	1,428	47	1,475	206	1,681	50	738	841	620	706
Altius Centre(3)	1	95.4	303	3	306	72	378	25	77	95	77	95
	9	99.2	5,641	303	5,944	969	6,913	49	2,897	3,364	2,445	2,840
ottawa
Place de Ville I(3)	2	100.0	571	12	583	502	1,085	25	146	271	122	228
Place de Ville II(3)	2	99.2	598	12	610	433	1,043	25	152	261	128	219
Jean Edmonds Towers(3)	2	100.0	541	13	554	95	649	25	138	162	116	136
	6	99.7	1,710	37	1,747	1,030	2,777	25	436	694	366	583
VANCOUVER
Royal Centre	1	96.5	494	95	589	264	853	100	589	853	489	708
	1	96.5	494	95	589	264	853	100	589	853	489	708
OTHER
Other(3)	1	100.0	70	3	73	—	73	100	73	73	73	73
	1	100.0	70	3	73	—	73	100	73	73	73	73
Total Canadian Properties	29	96.3	15,910	1,202	17,112	4,055	21,167	56	9,693	11,958	8,114	10,006
(1)	Reflects Brookfield Office Properties interest before considering minority interest in subsidiaries including Brookfield Office Properties Canada (“BOX”) of 16.7%
(2)	Reflects Brookfield Office Properties interest net of minority interests described in note above
(3)	Represents Canadian Office Fund asset

			assets under management					proportionate(1)			proportionate net of minority share(2)
(square feet in 000’s)	number of properties	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
Australian Properties
sydney
One Shelley Street	1	100.0	329	26	355	37	392	100	355	392	355	392
KPMG Tower	1	100.0	295	4	299	15	314	50	150	158	150	158
American Express House(3)	1	100.0	156	5	161	10	171	100	161	171	119	126
World Square Retail	2	95.7	1	176	177	76	253	50	89	127	89	127
52 Goulburn Street	1	100.0	247	1	248	29	277	50	125	140	125	140
King Street Wharf Retail	1	95.4	—	61	61	—	61	100	61	61	61	61
	7	99.3	1,028	273	1,301	167	1,468	71	941	1,049	899	1,004
melbourne
Southern Cross East Tower(3)	1	100.0	839	19	858	133	991	100	858	991	802	926
Southern Cross West Tower(3)	1	99.7	496	14	510	—	510	100	510	510	443	443
Defence Plaza(3)	1	100.0	202	3	205	9	214	100	205	214	152	158
	3	99.9	1,537	36	1,573	142	1,715	100	1,573	1,715	1,397	1,527
Perth
235 St Georges Terrace	1	100.0	192	—	192	14	206	50	96	103	96	103
BankWest Tower(3)	1	92.1	419	1	420	17	437	50	210	219	155	161
	2	94.6	611	1	612	31	643	50	306	322	251	264
Total Australian Properties	12	98.8	3,176	310	3,486	340	3,826	81	2,820	3,086	2,547	2,795

(1)	Reflects Brookfield Office Properties interest before considering minority interest in subsidiaries including Brookfield Prime Property Fund of 26.2%
(2)	Reflects Brookfield Office Properties interest net of minority interests described in note above
(3)	Represents Brookfield Prime Property Fund asset

2

			assets under management					proportionate(1)			proportionate net of minority share(2)
(square feet in 000’s)	number of properties	leased %	office	retail	leasable	parking	total	owned %	leasable	total	leasable	total
Jointly Controlled interests
245 Park Avenue (NY)	1	95.9	1,719	68	1,787	—	1,787	51	911	911	906	906
450 West 33rd Street (NY)	1	80.2	1,684	108	1,792	—	1,792	75	1,344	1,344	1,336	1,336
The Grace Building (NY) (3)	1	96.2	1,537	20	1,557	—	1,557	42	656	656	656	656
Victor Building (Washington, D.C.) (3)	1	92.0	302	45	347	—	347	42	146	146	146	146
Marina Towers (Los Angeles) (3)	2	89.2	356	25	381	87	468	42	161	197	161	197
KBR Tower (Houston)(3)	1	99.8	985	63	1,048	254	1,302	42	442	549	442	549
NAB House (Sydney)	1	97.1	424	6	430	31	461	25	108	116	108	116
IAG House (Sydney)	1	100.0	382	35	417	11	428	50	209	215	209	215
E&Y Complex (Sydney)(4)	1	92.8	731	1	732	56	788	50	366	394	270	291
Darling Park Complex (Sydney)	3	98.5	1,098	107	1,205	94	1,299	30	361	389	361	389
Bourke Place Trust (Melbourne)	1	95.0	670	34	704	109	813	43	303	350	303	350
Total Jointly Controlled Interests	14	93.5	9,888	512	10,400	642	11,042	47	5,007	5,267	4,898	5,151

total PROPERTIES	110	93.2	63,731	4,372	68,103	9,929	78,032	74	50,642	57,518	48,604	55,076
(1)	Reflects Brookfield Office Properties interest before considering minority interest in subsidiaries including BFP of 0.6%, BOX of 16.7%, Brookfield Prime Property Fund of 26.2%, where applicable
(2)	Reflects Brookfield Office Properties interest net of minority interests described in note above

(3) Represents U.S. Office Fund asset

(4)	Represents Brookfield Prime Property Fund asset
3

Contents

Management’s Discussion and Analysis of Financial Results

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	5

PART II – FINANCIAL STATEMENT ANALYSIS	13

PART III – RISKS AND UNCERTAINTIES	43

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	49

PART V – BUSINESS ENVIRONMENT AND OUTLOOK	53

Management’s Responsibility for the Financial Statements	55

Report of Independent Registered Chartered Accountants	56

Management’s Report on Internal Control over Financial Reporting	57

Report of Independent Registered Chartered Accountants	58

CONSOLIDATED FINANCIAL STATEMENTS	59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	64

SELECTED FINANCIAL INFORMATION	97

CORPORATE RESPONSIBILITY	98

CORPORATE GOVERNANCE	109

BOARD OF DIRECTORS	110

OFFICERS	112

FORWARD-LOOKING STATEMENTS

This annual report to shareholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management of Brookfield Office Properties Inc. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Brookfield Office Properties Inc. to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in this annual report under the heading “Management’s Discussion and Analysis of Financial Results – Risks and Uncertainties” and in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

4

Management’s Discussion and Analysis of Financial Results

March 9, 2012

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION

Financial data included in Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2011 includes material information up to March 9, 2012. Financial data provided has been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar references, unless otherwise stated, are in millions of U.S. dollars, except per share amounts. Amounts in Canadian dollars and Australian dollars are identified as “C$” and “A$,” respectively. Amounts in British pounds are identified as “GBP” or “£.”

The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Office Properties Inc. (“Brookfield Office Properties”) over the past two years as well as our financial position and future prospects. It should be read in conjunction with the consolidated financial statements and appended notes, which begin on page 59 of this report. In our discussion of operating performance, we refer to net operating income, funds from operations, comparable funds from operations and total return on a total and per share basis. We define net operating income as income from property operations after operating expenses have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and our share of net earnings (losses) from equity accounted investments. We define funds from operations as income before fair value gains (losses), income taxes and certain other non cash items, if any, less non-controlling interests in the foregoing. Funds from operations includes funds from operations of our consolidated properties, our share of funds from operations of our equity accounted investments and funds from discontinued operations. Comparable funds from operations consists of funds from operations after providing for one-time items and discontinued residential operations. Total return represents the amount by which we increase the value of our common equity through funds from operations and the increase or decrease in value of our investment properties over a period of time. Net operating income is an important measure that we use to assess operating performance, and funds from operations is a widely used measure in analyzing real estate. We provide the components of net operating income on page 33 and a reconciliation of net income attributable to shareholders to funds from operations as well as comparable funds from operations on page 32. We reconcile funds from operations to net income rather than cash flow from operating activities as we believe net income is the most comparable measure. We provide a reconciliation of funds from operations to total return on page 32. Net operating income, funds from operations, comparable funds from operations and total return do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. When calculating diluted funds from operations and common equity per share in this MD&A, we exclude the effects of settling our capital securities – corporate through the issuance of common shares, as we intend to redeem the capital securities for cash prior to conversion. This diluted calculation is not in accordance with IFRS. Diluted net income per share is calculated in accordance with IFRS.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS

Brookfield Office Properties is a publicly traded, global commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in the principal business segment of ownership, development and management of premier commercial office properties in select cities in North America and Australia. Since 2005, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund is a single-purpose fund that was established to acquire the Trizec portfolio, and the Canadian Office Fund is a single-purpose fund that was established to acquire the O&Y portfolio. The term “Brookfield Office Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures. Throughout our MD&A, we also reflect our proportionate interests in the U.S. Office Fund and certain other properties which are owned through entities that we jointly control with our partners.

At December 31, 2011, the carrying value of Brookfield Office Properties’ assets was $25.1 billion up from $20.4 billion at the end of 2010. During 2011, we generated $1,690 million of net income attributable to shareholders ($2.92 per diluted common share) and $640 million of funds from operations ($1.14 per share). In addition, during 2011 we increased our value per common share, on a pre-tax basis, to $18.94 from $16.46 and generated a total return for each Brookfield Office Properties share of $3.50 or 21%.

5

FINANCIAL HIGHLIGHTS

Brookfield Office Properties’ financial results are as follows:

(Millions, except per share amounts)	2011	2010
Per Share
Common equity per share – diluted (pre-tax)(1,2)	$18.94	$16.46
Common equity per share – diluted(1)	17.90	15.75
Total return per share – diluted(1,3)	3.50	3.18
Earnings per share attributable to common shareholders – diluted	2.92	2.73
Funds from operations per share - diluted(1,3)	1.14	1.37
Comparable funds from operations per share – diluted(1,3)	1.08	0.94
Common share dividends paid per share	0.56	0.56
	Dec. 31, 2011	Dec. 31, 2010
Total
Total assets	$25,144	$20,420
Commercial properties(4)	19,681	13,058
Commercial property debt(4)	10,845	7,426
Shareholders’ equity	10,175	8,807
Total revenue	1,787	1,326
Commercial property net operating income	1,014	729
Total return(3)	1,780	1,611
Net income attributable to shareholders	1,690	1,552
Funds from operations(3)	640	727
Comparable funds from operations(3)	605	514

(1)	Calculation includes potential common shares at December 31, 2011 and December 31, 2010 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 5.
(2)	Excluding deferred tax liability
(3)	Net of non-controlling interests
(4)	Includes commercial properties held for sale and associated liabilities

COMMERCIAL PROPERTY OPERATIONS

Our commercial property portfolio consists of interests in 110 properties totaling 78 million square feet, including 10 million square feet of parking. Our development portfolio comprises interests in 15 sites totaling 16 million square feet. Our primary markets are the financial, energy and government center cities of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa in North America as well as Sydney, Melbourne and Perth in Australia. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties and disposition of select mature or non-core assets; and

•	Advancing development assets as the economy rebounds and supply constraints create opportunities.

Our commercial property investments are held through wholly or partially owned subsidiaries, which are fully consolidated on our balance sheets, and through entities that we jointly control with our partners, for which we recognize our interests in the net assets of such entities following the equity method of accounting. We also recognize our investments in certain assets in Australia in the form of participating loan interests.

We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio. In 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio, and in 2009 we co-sponsored with our parent company, Brookfield Asset Management Inc. (“BAM”), the Real Estate Turnaround Program dedicated to invest in under-performing real estate. Our participation in this program is focused only on investments in the office sector, of which our investment to date consisted of an interest in debt secured by a portfolio of Washington, D.C. properties and on which a significant gain was realized in 2010. Of our 110 commercial office properties, 34 are wholly owned, 28 are held in property-level joint ventures, co-tenancies or through participating loan interests, and 48 are held in our funds.

6

We believe that investing our liquidity with partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

• Asset Management	Stable base fee for providing regular, ongoing services.
• Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.
• Performance	Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include U.S. and Canadian governments and government agencies, Bank of America/Merrill Lynch, Wells Fargo/Wachovia, CIBC, Suncor Energy, RBC, Kellogg Brown & Root and Bank of Montreal. A detailed list of major tenants is included in Part III (“Risks and Uncertainties”) of this MD&A, which begins on page 43.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, only 8% of our leases, on average, mature annually over the next five years.

7

Our average lease term is seven years. The following is a breakdown of lease maturities in our portfolio, including jointly controlled assets, entities and interests in assets held through participating loan interests, by region with associated in-place rental rates as of December 31, 2011:

		2012		2013		2014		2015
	Current	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent
U.S. Properties
Midtown New York	488	79	$19	556	$32	149	$34	432	$30
Downtown New York	881	220	18	3,784	35	326	35	1,780	19
Washington	467	512	23	481	26	1,503	26	378	30
Los Angeles	714	364	23	177	25	278	23	180	23
Houston	818	725	15	427	17	622	14	774	15
Boston	291	1	21	6	4	13	37	—	—
Denver	40	1,088	17	180	18	74	22	125	21
Minneapolis	152	38	13	199	8	206	13	180	6
	3,851	3,027	$18	5,810	$31	3,171	$24	3,849	$20
Canadian Properties
Toronto	566	284	$27	436	$30	302	$30	522	$32
Calgary	47	102	35	106	32	103	37	536	30
Ottawa	5	13	22	1,151	20	9	26	547	15
Other	21	36	22	105	22	25	27	75	25
	639	435	$28	1,798	$23	439	$31	1,680	$26
Australian Properties
Sydney	94	98	$63	114	$75	65	$87	590	$78
Melbourne	37	82	38	23	52	68	51	198	45
Perth	33	—	—	—	—	335	61	9	77
	164	180	$52	137	$71	468	$63	797	$70
Total	4,654	3,642	$21	7,745	$30	4,078	$29	6,326	$28
Total % expiring	6.8%	5.3%		11.4%		6.0%		9.3%
Beginning of year	10.7%	6.0%		15.4%		5.4%		11.0%
Difference	-3.9%	-0.7%		-4.0%		0.6%		-1.7%

	2016		2017		2018		Beyond		Total
	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq.ft.)
U.S. Properties
Midtown New York	329	$22	54	$54	278	$34	3,865	$52	6,230
Downtown New York	439	29	636	30	89	41	4,466	36	12,621
Washington	281	29	188	29	878	42	1,816	41	6,504
Los Angeles	411	28	256	28	622	26	1,528	27	4,530
Houston	275	19	295	21	37	19	4,190	20	8,163
Boston	1	72	21	25	254	23	209	27	796
Denver	182	24	216	17	21	22	717	23	2,643
Minneapolis	118	12	107	16	187	17	1,343	14	2,530
	2,036	$25	1,773	$26	2,366	$32	18,134	$33	44,017
Canadian Properties
Toronto	935	$30	481	$30	363	$30	4,870	$27	8,759
Calgary	823	22	96	26	198	35	3,933	34	5,944
Ottawa	6	20	—	140	—	—	16	25	1,747
Other	45	27	48	24	11	36	296	10	662
	1,809	$26	625	$29	572	$32	9,115	$29	17,112
Australian Properties
Sydney	783	$64	99	$74	706	$66	1,536	$89	4,085
Melbourne	88	55	149	53	14	46	1,618	54	2,277
Perth	4	79	61	63	12	74	158	62	612
	875	$63	309	$62	732	$66	3,312	$71	6,974
Total	4,720	$33	2,707	$31	3,670	$39	30,561	$36	68,103
Total % expiring	6.9%		4.0%		5.4%		44.9%		100.0%
Beginning of year	7.0%		3.2%		10.2%		31.1%		100.0%
Difference	-0.1%		0.8%		-4.8%		13.8%

Our Canadian Office Fund, which consists of 11 properties in Toronto, Ottawa and Calgary, is a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We proportionately consolidate our interest in this fund.

8

Our U.S. Office Fund, which consists of 37 properties in New York, Washington, D.C., Houston and Los Angeles and 2.9 million square feet of development sites, which we lead and manage, invests through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. Our interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC (“TRZ Holdings”), an entity originally established by us and The Blackstone Group (“Blackstone”). Under the terms of a joint venture agreement, Blackstone held an option, commencing January 2011 for nine months, to call certain Blackstone sub-managed properties in exchange for its equity interest in TRZ Holdings (the “U.S. Office Fund option”). On August 9, 2011, Blackstone exercised its option, redeeming its equity interest in TRZ Holdings in exchange for its sub-managed properties and repaid the debt associated with those properties. Prior to the exercise of the U.S. Office Fund option, we and Blackstone had joint control over the strategic financial and operating policy decisions of TRZ Holdings and it was accounted for as a jointly controlled entity following the equity method of accounting. Following the exercise of the U.S. Office Fund option, we held an 82.72% equity interest in TRZ Holdings and obtained control over the strategic financial and operating policy decisions of the entity. Accordingly, we have consolidated our interest in TRZ Holdings effective August 9, 2011 and recognized the assets, liabilities and non-controlling interests in TRZ Holdings at fair value as at that date. In 2011, we also acquired the interests of two of our co-investors in the U.S. Office Fund bringing our ownership interest in the Fund to 84.3% at December 31, 2011.

In the third quarter of 2010, we acquired an interest in a portfolio of properties in Australia (the “Australian portfolio”) through an investment of A$1.6 billion in exchange for participating loan interests that provide us with an interest in the results of operations and changes in fair values of the properties. These participating loan interests are convertible by us at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the property (the “property subsidiaries”). Certain of these participating loan interests provide us with control over the property subsidiaries and, accordingly, the assets, liabilities and results of operations of those property subsidiaries are consolidated by us. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests. As a result of this arrangement, we also hold a 73.8% controlling interest in Brookfield Prime Property Fund (“Prime”), an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and we have recognized the non-controlling interests in the net assets of Prime in equity. Our subsidiary, BOPA Investments Ltd. (“BOPA”) also holds a 70% interest in Brookfield Properties Management Pty Ltd., which manages the properties in the Australian portfolio and certain other properties owned by subsidiaries of BAM, with the remaining 30% held by BAM. We have an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2015.

9

COMMERCIAL DEVELOPMENT

We hold interests in 16 million square feet of high-quality, centrally-located development sites. With the exception of City Square in Perth, these development sites are in planning stages. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets have been achieved.

The following table summarizes our commercial development projects at December 31, 2011:

					(Square feet in 000’s)
				Owned Interest	Assets Under Management		Proportionate Net of Minority
Property	Region	Location	Buildings	(%)	Total	Proportionate(1)	Share (2)
Active Development
Australia
City Square	Perth, Australia	45-story City Square tower block in the heart of Perth’s business district	1	100%	926	926	926
Developments in Planning
Direct Owned
United States
Manhattan West	New York	Between 31st and 33rd Street across from Moynihan train station	1	100%	5,400	5,400	5,400
1501 Tremont Place	Denver	One block from Republic Plaza	1	100%	733	733	733
Block 173	Denver	One block from Republic Plaza	1	100%	600	600	600
Reston Crescent(3)	Washington	36-acre landscaped campus adjacent to Reston, Virginia	1	84%	724	610	610
1500 Smith Street(3)	Houston	Between Continental Center I and 1400 Smith Street	1	84%	500	421	421
Five Allen Center(3)	Houston	A sky bridge connection to the Allen Center	1	84%	1,100	927	927
Allen Center Clay Street(3)	Houston	Located in the heart of the Allen Center / Cullen Center complex	1	84%	600	506	506
			7		9,657	9,197	9,197
Canada
Bay Adelaide Centre East & North	Toronto	Bay and Adelaide Streets	1	100%	1,400	1,400	1,400
Brookfield Place III	Toronto	Third Tower of current project	1	54%	800	432	432
Bankers West Parkade	Calgary	West parkade adjacent to Bankers Hall	1	50%	250	125	125
Herald Site	Calgary	Within one block of Fifth Avenue Place, Bankers Hall and Suncor Energy Centre	1	100%	1,200	1,200	1,200
300 Queen Street(4)	Ottawa	Third phase of Place de Ville project	1	25%	577	144	144
			5		4,227	3,301	3,301
Australia
City Square South	Perth, Australia	14-story tower block adjacent to City Square	1	100%	345	345	345

Jointly Controlled Entities
100 Bishopsgate	London, U.K.	Located within the central core of the city of London	1	50%	950	475	475
Developments in Planning			14		15,179	13,318	13,318

Total Development			15		16,105	14,244	14,244

(1)	Reflects Brookfield Office Properties interest before considering non-controlling interest in subsidiaries including BFP of 0.6%, BOX of 16.7%, and U.S. Office Fund of 15.7%
(2)	Reflects Brookfield Office Properties interest net of non-controlling interests described in note above

(3) Represents U.S. Office Fund assets

(4) Represents Canadian Office Fund asset

10

PERFORMANCE MEASUREMENT

The key indicators by which we measure our performance are:

•	Net income attributable to shareholders;

•	Net operating income;

•	Funds from operations;

•	Comparable funds from operations;

•	Total return;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income attributable to shareholders, net operating income, funds from operations and total return. Although net income attributable to shareholders is calculated in accordance with IFRS, net operating income, funds from operations and total return do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income on page 33 and a full reconciliation of net income attributable to shareholders to funds from operations, comparable funds from operations as well as total return on page 32 of this MD&A.

Net Income Attributable to Shareholders

Net income attributable to shareholders is calculated in accordance with IFRS. Net income attributable to shareholders is used as a key indicator in assessing the profitability of the company.

Net Operating Income

Net operating income is defined by us as income from property operations after operating expenses have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses), gains (losses) and other items and our share of net earnings (losses) from equity accounted investments. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We evaluate the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year dispositions and acquisitions, one-time items and foreign exchange.

Funds from Operations and Comparable Funds from Operations

Our definition of funds from operations or “FFO” includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO including the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, certain other non cash items, if any, and income taxes that arise as a result of our structure as a corporation as opposed to a real estate investment trust (“REIT”). Comparable funds from operations consists of funds from operations after providing for one-time items and discontinued residential operations. The amounts of these adjustments are detailed in a full reconciliation of net income attributable to shareholders to funds from operations and comparable funds from operations on page 32 of this MD&A.

Although funds from operations is a widely used measure to analyze real estate, we believe that funds from operations, net operating income and net income attributable to shareholders are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of funds from operations to net income attributable to shareholders as we believe net income attributable to shareholders is the most comparable measure.

Total Return

Total return represents the amount by which we increase the value of our common equity through FFO and the increase or decrease in value of our investment properties over a period of time. We believe that our performance is best assessed by considering these two components in aggregate, and over the long term, because that is the basis on which we make investment decisions and operate the business. In fact, if we were solely focused on short-term financial results it is quite likely that we would operate the business very differently and, in our opinion, in a manner that would produce lower long-term returns.

11

KEY PERFORMANCE DRIVERS

In addition to monitoring and analyzing performance in terms of net income attributable to shareholders, net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers are:

•	The availability of equity capital at a reasonable cost;

•	The availability of debt capital at a cost and on terms conducive to our goals; and

•	The availability of new property acquisitions that fit into our strategic plan.

12

PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE

Our total asset carrying value was $25.1 billion at December 31, 2011, an increase from $20.4 billion at December 31, 2010.

The following is a summary of our assets:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Non-current assets
Investment properties
Commercial properties	$19,258	$12,742
Commercial developments	1,412	1,050
Equity accounted investments and participating loan interests
Investment in U.S. Office Fund	―	1,285
Jointly controlled entities	1,804	1,243
Investments in associates	13	18
Participating loan interests	439	411
Other non-current financial assets	817	1,022
	23,743	17,771
Current assets
Receivables and other assets	473	574
Restricted cash and deposits	69	42
Cash and cash equivalents	434	142
	976	758
Assets held for sale	425	1,891
Total assets	$25,144	$20,420

COMMERCIAL PROPERTIES

Commercial properties comprise our direct and indirect interests in wholly owned properties, and our proportionate share in jointly controlled assets.

The fair value of our commercial properties was $19.3 billion as at December 31, 2011, up $6.5 billion from the balance at December 31, 2010. The increase is attributable to higher fair values of our properties as well as acquisition activity, including:

•	In the first quarter, Three Bethesda Metro Center in Washington D.C.;

•	In the third quarter, a 50% interest in BankWest Tower in Perth and the remaining 50% interest in Southern Cross West Tower in Melbourne; and

•	In the fourth quarter, the remaining 49% interest in Four World Financial Center in New York and a 51% interest in 1801 California Street in Denver.

Additionally the U.S. Office Fund is now consolidated as a result of the exercise of the U.S. Office Fund option by Blackstone. These increases were partially offset by the sale of 53 State Street in the fourth quarter of 2011.

The consolidated fair value of our North American and Australian commercial properties as at December 31, 2011 is approximately $362 per square foot.

A breakdown of our consolidated commercial properties is as follows:

	Dec. 31, 2011			Dec. 31, 2010
(Millions, except per square feet)	Value	(000’s Sq. Ft.)	Value psf	Value	(000’s Sq. Ft.)(1)	Value psf
United States(2)	$12,614	38,375	$329	$6,801	18,588	$366
Canada	4,573	11,958	382	4,180	11,424	366
Australia(3)	2,071	2,872	721	1,761	2,611	674
Total	$19,258	53,205	$362	$12,742	32,623	$391

(1) Restated for remeasurements performed during the first quarter of 2011

(2) Excludes value associated with assets held for sale of $343 million (December 31, 2010 - $316 million) or $112 psf (December 31, 2010 - $104 psf)

(3) Excludes value associated with asset held for sale of $80 million or $374 psf

13

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Dec. 31, 2011			Dec. 31, 2010
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	10.00%	6.25%	7.52%	12.25%	6.25%	7.77%
Terminal cap rate	9.00%	5.75%	6.33%	10.00%	5.75%	6.41%
Investment horizon (yrs)	24	9	12	25	10	13
Canada
Discount rate	8.00%	6.25%	6.67%	8.25%	6.75%	7.08%
Terminal cap rate	7.50%	5.75%	6.21%	7.50%	6.25%	6.46%
Investment horizon (yrs)	14	10	11	15	10	11
Australia
Discount rate	10.00%	9.00%	9.06%	10.50%	9.00%	9.08%
Terminal cap rate	8.75%	7.00%	7.28%	9.50%	7.00%	7.37%
Investment horizon (yrs)	10	10	10	10	10	10

Values are most sensitive to changes in discount rates and timing or variability of cashflows.

The aggregate fair value of $19,258 million at December 31, 2011 (December 31, 2010 – $12,742 million) results in a going in capitalization rate of 5.8% (December 31, 2010 – 6.1%) based on 2011 net operating income, adjusted to exclude certain non-recurring income.

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Capital expenditures for tenant improvements that enhance the value of our properties and leasing commissions are capitalized in the year incurred. Expenditures for these tenant installation costs in 2011 totaled $126 million, compared with $66 million expended in 2010.

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the year ended December 31, 2011 totaled $84 million, compared with $26 million during 2010. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. Fluctuations in our capital expenditures vary by period based on required and planned expenditures on our properties. In the current year, we incurred costs related to roof repairs, elevator upgrades, lobby renovations and fire safety at various properties. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. During 2011, $18 million of our total capital expenditures were recoverable, compared with $10 million in the prior year.

The following table summarizes the changes in value of our commercial properties for the year ended December 31, 2011:

(Millions)	2011
Beginning of period	$12,742
Fair value adjustments	1,012
Acquisitions(1)	6,411
Dispositions(2)	(1,067)
Expenditures and other	264
Foreign exchange	(104)
End of period	$19,258

(1) Includes consolidation of the U.S. Office Fund upon our acquisition of control as well as single property acquisitions

(2) Includes reclassification to assets held for sale

14

COMMERCIAL DEVELOPMENTS

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $1,412 million at December 31, 2011, an increase of $362 million from $1,050 million at December 31, 2010. The increase is primarily attributable to development expenditures on our City Square, Perth development as well as our acquisition of an interest in a potential development site in London, U.K. Based on 14 million square feet of development property at our owned interest the value at December 31, 2011 represents approximately $99 per square foot.

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 16 million square feet of high-quality, centrally-located development properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa, Denver, Perth and London, we will undertake developments when our risk-adjusted returns and preleasing targets have been achieved.

Expenditures for development of commercial properties totaled $312 million in 2011 compared with $109 million in 2010. The increase is due to the inclusion of a full-year of construction costs associated with our active development site, City Square in Perth, in which we acquired an interest in the third quarter of 2010, as well as an increase in the associated capitalized borrowing costs.

The details of development and redevelopment expenditures are as follows:

(Millions)	2011	2010
Construction costs	$211	$61
Capitalized borrowing costs	87	43
Property taxes and other	14	5
Total	$312	$109

The following table summarizes the changes in value of our commercial developments for the year ended December 31, 2011:

(Millions)	2011
Beginning of period	$1,050
Fair value adjustments	(16)
Acquisitions(1)	69
Expenditures and other	312
Foreign exchange	(3)
End of period	$1,412

(1) Includes consolidation of the U.S. Office Fund upon our acquisition of control as well the acquisition of an interest in a potential development site in London, U.K.

INVESTMENT IN U.S. OFFICE FUND

Following the exercise of the U.S. Office Fund option by Blackstone on August 9, 2011, we control the strategic financial and operating policy decisions of TRZ Holdings. We did not provide any consideration upon the change in control except for the payment of the U.S. Office Fund true-up consideration of $5 million that was payable under the joint venture agreement with Blackstone (refer to page 25). The amounts assigned to each major class of asset and liability of TRZ Holdings at the date we obtained control are as follows:

(Millions)	As at August 9, 2011
Commercial properties and development	$4,953
Cash and cash equivalents	32
Restricted cash	44
Accounts receivable and other assets	40
Equity accounted investments	685
Accounts payable and other	(225)
Commercial property debt assumed	(3,293)
Total	$2,236
Brookfield’s net interest	$1,870
Non-controlling interest(1)	$366

(1) Includes $24 million of non-controlling interest in net liabilities of an intermediary subsidiary

The excess of the fair value of the assets, liabilities and non-controlling interests in TRZ Holdings at the date control was obtained over the carrying amount of our investment in the U.S. Office Fund measured under the equity method of accounting of $212 million has been recognized in gains (losses) and other items. Refer to page 36.

Our consolidated statement of income includes revenues and net income from TRZ Holdings assets from August 9, 2011 through December 31, 2011 of $226 million and $195 million, respectively. Prior to the exercise of the U.S. Office Fund option, our interest in earnings of TRZ Holdings were included in share of net earnings from equity accounted investments.

During the fourth quarter of 2011, the U.S. Office Fund sold Newport Tower in Jersey City for gross proceeds of $378 million.

During the second quarter of 2011, the U.S. Office Fund sold its interest in 1400 Smith Street in Houston for gross proceeds of $340 million.

15

Summarized financial information with respect to TRZ Holdings for the period during which it was accounted for following the equity method is set out below:

(Millions)	Dec. 31, 2010
Non-current assets
Commercial properties	$7,500
Commercial developments	44
Current assets	258
Total assets	7,802
Non-current liabilities
Commercial property debt	5,516
Current liabilities	288
Total liabilities	5,804
Net assets	$1,998
Our net investment in the venture(1)	$1,285
(1)	Includes non-controlling interests share of net assets of the venture of $375 million at December 31, 2010

(Millions)	2011(1)	2010
Revenue	$476	$865
Expenses	(345)	(623)
Earnings before fair value gains	131	242
Fair value gains	585	459
Net earnings	$716	$701
Company’s share of net earnings(2,3)	$383	$366
(1)	For the period from January 1, 2011 to August 8, 2011
(2)	Includes non-controlling interests share of earnings (losses) of $76 million for the year ended December 31, 2011 (2010 – $75 million)
(3)	Net of $63 million for the year ended December 31, 2011 (2010 – $79 million) representing the amortization of the excess of our carrying amount over our share of the net assets of the venture

JOINTLY CONTROLLED ENTITIES

The company has investments in joint ventures that are jointly controlled entities. These entities, which have been accounted for following the equity method, hold individual commercial properties that we own together with co-owners, as follows:

		Proportionate Ownership Interest
	Location	Dec. 31, 2011	Dec. 31, 2010
Commercial properties:
245 Park Avenue	Midtown, New York	51%	51%
Four World Financial Center	Downtown, New York	―	51%
First Canadian Place	Toronto, Canada	―	25%
E&Y Complex	Sydney, Australia	50%	50%
450 West 33rd Street	Midtown, New York	75%	―
The Grace Building	Midtown, New York	50%	―
Victor Building	Washington, D.C.	50%	―
Marina Towers	Los Angeles, California	50%	―
KBR Tower	Houston, Texas	50%	―
Commercial developments:
100 Bishopsgate	London, U.K.	50%	50%

During the fourth quarter of 2011, we acquired the remaining 49% interest in Four World Financial Center for $264 million and accordingly we consolidated our interests in the property at December 31, 2011. In the prior year, the property was owned through WFP Tower D. Co. LP, a joint venture between us and an affiliate of the principal tenant of the property. The ground lease on which the building is situated expires on June 17, 2069.

During the fourth quarter of 2011, in conjunction with the sale of certain jointly controlled assets in the Canadian Office Fund from a wholly-owned subsidiary into our Canadian REIT subsidiary, Brookfield Office Properties Canada (“BOX”), we restructured our ownership in First Canadian Place and no longer account for our interest following the equity method. Following the transaction we have proportionately consolidated our share of the assets, liabilities, revenues, and expenses related to First Canadian Place. Prior to the transaction, this property was owned through First Place Tower Brookfield Properties Inc., a joint venture property holding company. The office tower is subject to a land lease with respect to 50% of the land on which the property is situated. The land lease will expire on December 1, 2023 subject to extension under certain circumstances. At the expiry of the land lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the office tower.

16

In the third quarter of 2011, following the consolidation of the U.S. Office Fund, certain Fund assets owned through jointly controlled entities continue to be equity accounted, including The Grace Building in New York, Victor Building in Washington, D.C., Marina Towers in Los Angeles, and KBR Tower in Houston.

In the second quarter of 2011, we entered into a joint venture agreement to acquire a 75% interest in 450 West 33rd Street in New York for approximately $28 million.

Summarized financial information related to our interests in these jointly controlled entities is as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Non-current assets
Commercial properties	$5,157	$3,887
Commercial developments	213	163
Current assets	62	133
Total assets	5,432	4,183
Non-current liabilities
Commercial property debt(1)	1,823	1,228
Other non-current liabilities	―	325
Current liabilities	64	146
Total liabilities	1,887	1,699
Net assets	$3,545	$2,484
Our share of net assets	$1,804	$1,243
(1)	Refer to page 23 for debt details

(Millions)	2011	2010
Revenue	$549	$515
Expenses	(299)	(349)
Earnings before fair value gains	250	166
Fair value gains	159	229
Net earnings	$409	$395
Our share of net earnings	$209	$203

INVESTMENTS IN ASSOCIATES

We exercise significant influence over the following investments which have been accounted for using the equity method:

($ in Millions)		Ownership Interest
Investment	Principal activity	Dec. 31, 2011	Dec. 31, 2010
Brookfield LePage Johnson Controls	Facilities management	40%	40%
Oakridges	Residential development investment	23.75%	23.75%
Brookfield net investment		$13	$18

Included in investments in associates is our interest in Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, which is owned 40% by Brookfield Office Properties in partnership with Johnson Controls. This joint venture manages nearly 130 million square feet of premises for major corporations and government, composed of 84 million square feet of facility management services, 34 million square feet of workplace technology services and 12 million square feet of energy and sustainability services.

Investments in associates also includes our 23.75% investment in Oakridges, which is a residential development project in Toronto.

PARTICIPATING LOAN INTERESTS

Participating loan interests represent interests in certain properties in Australia that do not provide us with control over the entity that owns the underlying property. They are accounted for as loans and receivables and presented as participating loan interests on our consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 27, 2015, subject to our prior right to convert into direct ownership interest in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Dec. 31, 2011	Dec. 31, 2010
Darling Park Complex (Sydney, Australia)	30%	$169	$168
IAG House (Sydney, Australia)	50%	104	92
NAB House (Sydney, Australia)	25%	61	49
Bourke Place Trust (Melbourne, Australia)	43%	105	102
Total		$439	$411

17

Included in the balance of participating loan interests is an embedded derivative representing our participation in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings as fair value gains. The carrying value of the embedded derivative at December 31, 2011 is $49 million (December 31, 2010 – $19 million).

Summarized financial information in respect of the properties underlying the participating loan interests is set out below:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Non-current assets	$2,438	$2,343
Current assets	140	88
Total assets	2,578	2,431

Non-current liabilities	1,293	1,296
Current liabilities	106	40
Total liabilities	1,399	1,336
Net assets	$1,179	$1,095

(Millions)	2011	2010(1)
Revenue	$211	$50
Expenses	(160)	(36)
Earnings before fair value gains	51	14
Fair value gains	87	52
Net earnings	$138	$66

(1)	For the period from September 27, 2010 to December 31, 2010

OTHER NON-CURRENT FINANCIAL ASSETS

The components of other non-current financial assets are as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Equity securities designated as available-for-sale (“AFS”)	$107	$106
U.S. Office Fund option	―	310
Brookfield Residential Properties Inc. (“BRPI”) promissory notes	470	―
Loans receivable designated as fair value through profit and loss (“FVTPL”)	138	―
Other loans receivable	102	606
	$817	$1,022

Equity securities designated as AFS

Following a transaction in the fourth quarter of 2009 that diluted our ownership interest in 1625 Eye Street in Washington, D.C. by 90%, we retained a 10% common equity interest, initially recorded at $10 million, and received preferred equity securities of $92 million, bearing a fixed dividend of 6.25% and redeemable by the issuer at par in 2016, which are pledged as security for a loan payable to the issuer in the same amount. Following the transaction, we neither control nor exercise significant influence over 1625 Eye Street and classify this interest as AFS. At December 31, 2011, the value of the common equity interest is $15 million and the value of the preferred equity securities is $92 million.

U.S. Office Fund option

In the third quarter of 2011, the U.S. Office Fund option, having a carrying amount of $241 million, was derecognized as a result of the exercise of the option by Blackstone (refer to page 9) with a corresponding adjustment to gains and other items (refer to page 36).

Brookfield Residential promissory notes

On March 31, 2011, we received unsecured promissory notes of C$480 million as partial proceeds for the disposition of our residential development segment to BRPI, a subsidiary of BAM. The loans receivable consist of an unsecured senior promissory note of C$265 million bearing interest at 6.5% due December 31, 2015 and an unsecured subordinated promissory note of C$215 million bearing interest at 8.5% due December 31, 2020. The repayment terms of the senior note were amended on November 2, 2011 to defer annual principal payments of C$50 million scheduled to commence December 31, 2012 in consideration for an increase in the interest rate associated with the deferred payments to 7.5% from 6.5%. The remaining principal of the senior note of C$115 continues to bear interest at 6.5%. The principal of the subordinated promissory note is subject to mandatory prepayments of up to $100 million semi-annually, out of excess cash flows of BRPI following the maturity of the senior promissory note, and of up to 50% of the proceeds of any issuance of equity interests in BRPI to third parties, subject first to the mandatory prepayment of the senior promissory note resulting from such equity issuance.

We have entered into a put option on the unsecured subordinated promissory note which provides the right to put the note to BAM on March 31, 2016, or annually thereafter, or in the event of default by BRPI at a cost of 2% annually. At December 31, 2011, the fair value of this derivative is nil.

For the year ended December 31, 2011 we have received $23 million of income related to the promissory notes (2010 – nil).

Loans receivable designated as FVTPL

Loans receivable designated as FVTPL includes A$135 million (December 31, 2010 – nil) senior unsecured note receivable from a subsidiary of BAM that matures on December 19, 2014. The principal and interest payments on the note receivable are based on the returns of a reference debenture which is, in turn, secured by an equity interest in a publicly traded real estate entity based in Australia.

18

Other loans receivable

Loans receivable also includes a $102 million (December 31, 2010 – $102 million) receivable from BAM upon the earlier of the exercise of our option to convert our participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

At December 31, 2010, loans receivable included $504 million representing our indirect interest, through cash collateralized total return swaps entered into with BAM, in debt securities secured by a portfolio of commercial properties. In the year ended December 31, 2011, we received proceeds of $561 million on repayment of the debt underlying the total return swap. The excess of the proceeds over the carrying amount of the related loans receivable of $14 million was recognized in interest income. In the year ended December 31, 2011, we recognized total interest income of $48 million (2010 – $39 million) relating to the total return swaps with BAM.

RECEIVABLES AND OTHER ASSETS

Receivables and other assets was $473 million at December 31, 2011, a decrease from $574 million at December 31, 2010 due to a decrease in prepaid expenses and other assets and the settlement of the equity installment receivable offset by an increase in accounts receivable as a result of the consolidation of the U.S. Office Fund.

The components of receivables and other assets are as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Accounts receivable(1)	$259	$201
Loan receivable from affiliate(2)	49	49
Equity installment receivable	―	115
Prepaid expenses and other assets	165	209
Total	$473	$574

(1) Includes a $73 million receivable from BAM that is due on demand

(2) $49 million loan receivable from a subsidiary of BAM that is due March 15, 2012 and secured by commercial office property

The balance of the equity installment receivable was settled through receipt of cash of $121 million from unitholders of Prime, including $91 million received from unitholders who are subsidiaries of BAM. Under the terms of an agreement with BAM, we reimbursed $79 million of the cash received on settlement of the receivable.

Included in prepaid expenses and other assets are derivative assets with a carrying amount of nil (December 31, 2010 – nil).

RESTRICTED CASH AND DEPOSITS

Restricted cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits was $69 million at December 31, 2011, an increase from $42 million at December 31, 2010.

CASH AND CASH EQUIVALENTS

We endeavor to maintain liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.

As at December 31, 2011, cash balances increased to $434 million from $142 million at December 31, 2010 due to proceeds receive from the sale of 53 State Street in Boston at the end of 2011.

ASSETS AND ASSOCIATED LIABILITIES HELD FOR SALE

On March 31, 2011, we disposed of our residential development segment in a transaction with BRPI, for proceeds in the form of 51,500,000 common shares of BRPI and promissory notes of C$480 million. The excess of the carrying amount of the net assets transferred to BRPI over the proceeds was recognized directly in equity through a reduction of contributed surplus of $9 million and a charge to retained earnings of $25 million in accordance with our accounting policy for common control transactions. The charge to retained earnings is net of the reclassification of the cumulative gain on translation of our foreign operations within the residential development segment of $29 million.

We offered our shares in BRPI for sale to our common shareholders at a price of $10 per share pursuant to a rights offering initiated on May 12, 2011. At completion of the rights offering, 18,174,728 BRPI shares were purchased by common shareholders other than BAM. Additionally, in accordance with an agreement entered into on disposition of the residential development segment, BAM purchased its pro rata share of BRPI shares as well as all additional shares of BRPI not subscribed for in the rights offering by other shareholders for a total of 33,325,272 shares. Our gross proceeds from the sale of these shares was $515 million.

19

At December 31, 2011, the four commercial properties that comprise our Minneapolis portfolio, namely, RBC Plaza, 33 South Sixth Street, and Gaviidae I and II continued to be classified as assets held for sale. As the portfolio represents a specific geographic market that management intends to exit, the corresponding revenues and expenses have been presented as discontinued operations in the statement of income. We still intend to exit this market through the sale of these properties and continue to make adjustments to our marketing efforts in response to current market conditions. In addition, in the fourth quarter of 2011, the company reclassified Defence Plaza in Melbourne to assets held for sale upon entering into an agreement to dispose of the property.

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Assets
Commercial properties	$423	$316
Residential development properties	―	1,244
Residential receivables and other assets	―	328
Receivables and other	2	3
Assets held for sale	$425	$1,891

Liabilities
Commercial property debt	$210	$165
Residential development debt	―	489
Residential payables and accrued liabilities	―	86
Accounts payable and other liabilities	7	9
Liabilities related to assets held for sale	$217	$749

LIABILITIES AND EQUITY

Our asset base of $25.1 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity are as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Liabilities
Non-current liabilities
Commercial property debt	$9,993	$5,339
Capital securities – corporate	844	1,038
Other non-current financial liabilities	92	105
Other non-current liabilities	―	172
Deferred tax liabilities	547	366
	11,476	7,020
Current liabilities
Commercial property debt	642	1,922
Capital securities – corporate	150	―
Accounts payable and accrued liabilities	980	659
	1,772	2,581
Liabilities associated with assets held for sale	217	749
Total liabilities	13,465	10,350
Equity
Preferred equity – corporate	1,095	848
Common equity	9,080	7,959
Total shareholder’s equity	10,175	8,807
Preferred equity – subsidiaries	374	382
Other non-controlling interests	1,130	881
Total equity	11,679	10,070
Total liabilities and equity	$25,144	$20,420

COMMERCIAL PROPERTY DEBT

Commercial property debt totaled $10,635 million at December 31, 2011, which increased from $7,261 million at December 31, 2010. Changes during the year are primarily attributable to the consolidation of the U.S. Office Fund following exercise of the U.S. Office Fund option by Blackstone as well as new debt associated with the acquisitions of 1801 California Street in Denver, 650 Massachusetts and Three Bethesda Metro Center in Washington, D.C., new mezzanine financing, draws on our City Square construction loan and corporate revolvers, and various refinancings. Offsetting these increases is the repayment of our bridge facility with BAM used to finance our investment in our Australian portfolio and the disposition of 53 State Street in Boston, as well as principal amortization payments. Commercial property debt at December 31, 2011 had a weighted average interest rate of 5.70% (December 31, 2010 – 5.90%).

We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At December 31, 2011, the average term to maturity of our commercial property debt was five years, compared to our average lease term of seven years.

We have $782 million of committed corporate credit facilities consisting of a $660 million revolving credit facility from a syndicate of banks and bilateral agreements between BOX and a number of Canadian chartered banks for an aggregate revolving credit facility of C$125 million.

20

At December 31, 2011, the balance drawn on these facilities was $381 million (December 31, 2010 – nil). We incurred $12 million in interest expense related to the draw on the corporate revolver for the year ended December 31, 2011 (2010 – nil).

As at December 31, 2011, we also had $15 million (December 31, 2010 – $15 million) of indebtedness outstanding to BAM and its affiliates. Interest expense related to this indebtedness totaled nil for the year ended December 31, 2011, consistent with 2010.

21

The details of commercial property debt at December 31, 2011 are as follows:

($ in Millions)	Location	Rate %	Maturity Date		Dec. 31, 2011(1,2)	Mortgage Details(3)
West 31st Street(4)	New York	6.00	January	2012	$105	Non-recourse, floating rate
300 Madison Avenue	New York	1.10	April	2012	8	Non-recourse, floating rate
Exchange Tower	Toronto	6.83	April	2012	54	Non-recourse, fixed rate
Royal Centre	Vancouver	4.96	May	2012	110	Non-recourse, fixed rate
151 Yonge Street(5)	Toronto	6.01	July	2012	10	Non-recourse, fixed rate
52 Goulburn Street	Sydney	7.82	July	2012	58	Non-recourse, fixed rate
HSBC Building	Toronto	8.19	October	2012	20	Non-recourse, fixed rate
Southern Cross West Tower	Melbourne	8.79	November	2012	66	Non-recourse, fixed rate
World Square Retail(6)	Sydney	8.10	January	2013	60	Non-recourse, floating rate
105 Adelaide	Toronto	5.32	February	2013	21	Non-recourse, fixed rate
RBC Plaza(7)	Minneapolis	2.19	April	2013	66	Non-recourse, floating rate
Bay Wellington Tower	Toronto	6.49	April	2013	308	Non-recourse, fixed rate
KPMG Tower(6,8)	Sydney	8.27	May	2013	76	Non-recourse, fixed /floating rate
King Street Wharf Retail(6,8)	Sydney	8.08	May	2013	47	Non-recourse, fixed /floating rate
Southern Cross East Tower(6,8)	Melbourne	8.09	May	2013	219	Non-recourse, fixed /floating rate
77 K Street	Washington, D.C.	5.25	May	2013	84	Non-recourse, floating rate
Hudson’s Bay Centre(9)	Toronto	5.20	May	2013	104	Non-recourse, fixed rate
75 State Street	Boston	4.75	June	2013	248	Non-recourse, floating rate
Bethesda Metro Center	Washington, D.C.	6.60	June	2013	114	Non-recourse, fixed rate
Waterview	Washington, D.C.	7.00	September	2013	4	Non-recourse, floating rate
Two World Financial Center	New York	6.91	September	2013	158	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	September	2013	94	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	October	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	October	2013	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	November	2013	157	Non-recourse, fixed rate
1550 & 1560 Wilson Boulevard	Washington, D.C.	2.87	January	2014	70	Non-recourse, floating rate
Jean Edmonds Tower	Ottawa	5.55	January	2014	1	Non-recourse, fixed rate
Ernst & Young Plaza	Los Angeles	5.07	February	2014	106	Non-recourse, fixed rate
650 Massachusetts	Washington, D.C.	3.01	March	2014	68	Non-recourse, floating rate
Republic Plaza	Denver	5.14	April	2014	154	Non-recourse, fixed rate
2401 Pennsylvania Avenue	Washington, D.C.	2.43	May	2014	29	Non-recourse, floating rate
Two Ballston Plaza	Washington, D.C.	4.39	May	2014	45	Non-recourse, fixed rate
Sunrise Tech Park	Washington, D.C.	4.39	May	2014	29	Non-recourse, fixed rate
601 Figueroa	Los Angeles	4.39	May	2014	195	Non-recourse, fixed rate
Landmark Square	Los Angeles	4.39	May	2014	65	Non-recourse, fixed rate
500 Jefferson	Houston	4.39	May	2014	20	Non-recourse, fixed rate
Continental Center I	Houston	4.39	May	2014	141	Non-recourse, fixed rate
Continental Center II	Houston	4.39	May	2014	27	Non-recourse, fixed rate
One Allen Center	Houston	4.39	May	2014	119	Non-recourse, fixed rate
City Square(4)	Perth	6.23	June	2014	419	Non-recourse, floating rate
Brookfield Prime Fund pool debt(7)	Various	6.65	June	2014	533	Non-recourse, floating rate
Suncor Energy Centre	Calgary	6.38	June	2014	205	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	2.14	August	2014	98	Non-recourse, floating rate
33 South Sixth Street(7)	Minneapolis	2.98	August	2014	97	Non-recourse, floating rate
Bank of America Plaza	Los Angeles	5.31	September	2014	230	Non-recourse, fixed rate
Silver Springs Metro Plaza	Washington, D.C.	2.34	September	2014	103	Non-recourse, floating rate
235 St. George Terrance	Perth	7.06	September	2014	46	Non-recourse, fixed/floating rate
Two World Financial Center	New York	9.00	October	2014	174	Non-recourse, fixed rate
Three World Financial Center	New York	3.00	December	2014	143	Non-recourse, floating rate
2001 M Street	Washington, D.C.	5.25	December	2014	44	Non-recourse, fixed rate
First Canadian Place(5)	Toronto	5.37	December	2014	72	Non-recourse, fixed rate
Mezzanine Financing	Various	5.80	January	2015	197	Non-recourse, floating rate
One and Two Reston Crescent	Washington, D.C.	1.99	December	2015	74	Non-recourse, floating rate
1250 Connecticut Avenue	Washington, D.C.	5.86	January	2016	53	Non-recourse, fixed rate
One Shelley Street(8)	Sydney	7.50	January	2016	194	Non-recourse, fixed/floating rate
One New York Plaza	New York	5.50	March	2016	386	Non-recourse, fixed rate
Three Allen Center	Houston	6.12	May	2016	165	Non-recourse, fixed rate
U.S. Office Fund acquisition financing(10)	Various	8.50	October	2016	310	Non-recourse, fixed rate
1801 California Street	Denver	3.53	December	2016	139	Non-recourse, floating rate
One World Financial Center	New York	5.83	February	2017	309	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	September	2017	838	Non-recourse, fixed rate
2 Queen Street East(5)	Toronto	5.64	December	2017	28	Non-recourse, fixed rate
Altius Centre(5)	Calgary	5.64	December	2017	20	Non-recourse, fixed rate
1400 K Street	Washington, D.C.	5.30	February	2018	51	Non-recourse, fixed rate
West 33rd Street(4)	New York	5.90	April	2018	122	Non-recourse, fixed rate
Two Allen Center	Houston	6.45	May	2018	205	Non-recourse, fixed rate
1201 Louisiana Street	Houston	4.85	October	2018	96	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.50	January	2019	87	Non-recourse, fixed rate
22 Front Street	Toronto	6.24	October	2020	18	Non-recourse, fixed rate
Bankers Court	Calgary	4.96	November	2020	46	Non-recourse, fixed rate

22

($ in Millions)	Location	Rate %	Maturity Date		Dec. 31, 2011(1,2)	Mortgage Details(3)
Bethesda Crescent	Washington, D.C.	5.58	February	2021	$59	Non-recourse, fixed rate
1200 K Street	Washington, D.C.	5.88	February	2021	131	Non-recourse, fixed rate
Queen’s Quay Terminal	Toronto	5.40	April	2021	86	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	4.71	August	2021	170	Non-recourse, fixed rate
Bay Adelaide Centre	Toronto	4.39	December	2021	393	Non-recourse, fixed rate
Heritage Plaza	Houston	4.97	January	2023	200	Non-recourse, fixed rate
Jean Edmonds Tower(5)	Ottawa	6.79	January	2024	17	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	December	2028	151	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	April	2032	400	Non-recourse, fixed rate
Total Property Debt		5.81			10,464
Corporate
$660M Corporate Revolver	―	2.40	March	2014	264	Recourse, floating rate
C$125M Canadian Corporate Revolver(3)	―	3.28	June	2014	117	Non-recourse, floating rate
Total Corporate		2.67			381
Total Commercial Property Debt		5.70			$10,845
(1)	Represents our consolidated interest before non-controlling interests
(2)	Net of $70 million of transaction costs
(3)	Non-recourse to Brookfield Office Properties
(4)	Development debt
(5)	Canadian Office Fund debt
(6)	Represents liability payable to BAM or a subsidiary of BAM
(7)	Represents commercial property debt related to assets held for sale. Brookfield Prime Fund pool debt of $47 million relates to Defence Plaza which is held for sale.
(8)	These debt balances are floating but a portion of each balance has interest rate swaps in place to fix the interest rate through maturity
(9)	Has a two-year extension option to May 2015 which is available to us provided certain debt service and loan-to-value thresholds are met

(10) Represents financing provided by seller of an approximate 20% interest in the U.S. Office Fund which is secured by a limited partnership interest in the Fund

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1,2)	Maturities	Total(3)	Dec. 31, 2011
2012	$213	$431	$644	6.55%
2013	79	1,696	1,775	6.33%
2014	62	3,585	3,647	4.99%
2015	65	272	337	5.02%
2016	57	1,204	1,261	6.45%
2017 and thereafter	461	2,720	3,181	5.76%
Total commercial property debt	$937	$9,908	$10,845	5.70%
(1)	Paid through our annual cash flows
(2)	Includes amortization of $70 million of transaction costs included in interest income
(3)	Includes $210 million of commercial property debt related to assets held for sale at December 31, 2011

Commercial property debt – equity accounted investments

The details of commercial property debt of our equity accounted investments at December 31, 2011 are as follows:

($ in Millions)	Location	Rate %	Maturity Date		Dec. 31, 2011		Mortgage Details(1)
					Proportionate	Total
450 West 33rd Street	New York	1.96	July	2012	$388	$517	Non-recourse, floating rate
The Grace Building	New York	5.54	July	2014	190	380	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February	2016	51	102	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April	2016	19	38	Non-recourse, fixed rate
245 Park Avenue	New York	3.88	November	2017	401	786	Non-recourse, fixed rate
Total		3.81			$1,049	$1,823

(1)Non-recourse to Brookfield Office Properties

23

Commercial property debt maturities of our equity accounted investments for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1)	Maturities	Total	Dec. 31, 2011
2012	$11	$388	$399	2.07%
2013	11	129	140	5.74%
2014	―	167	167	5.55%
2015	―	190	190	-3.13%
2016	(1)	68	67	5.55%
2017 and thereafter	99	761	860	3.88%
Total commercial property debt	$120	$1,703	$1,823	3.81%

(1) Paid through our annual cash flows

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations over the next five years and thereafter:

	Payments Due By Period
(Millions)	Total	Less than 1 Year	2 – 3 years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$10,845	$644	$5,422	$1,598	$3,181
Capital securities - corporate	994	150	392	452	―
Interest expense(2)
Commercial property debt	2,642	606	962	514	560
Capital securities - corporate	152	49	72	31	―
Minimum rental payments - ground leases(3)	1,743	33	64	55	1,591
Other non-current financial liabilities	92	―	―	―	92
(1)	Net of transaction costs and includes $210 million of debt associated with assets held for sale
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
(3)	Represents payments on properties situated on land held under leases or other agreements

Refer to page 28 for our liquidity analysis.

Credit Ratings

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in our customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit rating may impede our access to capital markets or raise our borrowing rates.

We are currently rated by two credit rating agencies, Dominion Bond Rating Service Inc. (“DBRS”) and Standard & Poor’s (“S&P”). We are committed to arranging our affairs to maintain these ratings and improve them further over time.

Our credit ratings at December 31, 2011 and at the date of this report were as follows:

	DBRS	S&P
Corporate rating	BBB(high)	BBB
Preferred shares	Pfd-3(high)	P3(high)
Outlook	―	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The credit ratings presented are not recommendations to purchase, hold or sell our common or preferred shares, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period or that any rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

Corporate Guarantees and Contingent Obligations

We conduct our operations through entities that are either fully or proportionately consolidated in our financial statements except for our investment in certain commercial properties held through jointly controlled entities or participating loan notes, and our investments in Brookfield LePage Johnson Controls and Oakridges.

We may be contingently liable with respect to litigation and claims that arise in the normal course of business as well as for certain obligations of our associates in joint ventures. A specific litigation is being pursued against one of our subsidiaries related to security on a defaulted loan. At this time, the amount of contingent cash outflow related to the litigation and claims currently being pursued against the company is uncertain and could be up to C$42 million in the event the company is completely unsuccessful in defending the claims.

24

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 27 to our consolidated financial statements.

CAPITAL SECURITIES – CORPORATE

Certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.” As at December 31, 2011 and December 31, 2010, we have the following capital securities – corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2011(1)		Dec. 31, 2010(1)
Class AAA Series E	8,000,000(2)	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		196		200
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		196		200
Class AAA Series I	6,138,022	5.20%		150		179
Class AAA Series J	8,000,000	5.00%		196		200
Class AAA Series K	6,000,000	5.20%		146		149
Total				$994		$1,038
(1)	Net of transaction costs of $1 million and $2 million at December 31, 2011 and December 31, 2010, respectively
(2)	Subject to the company's right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US $2.00) or 95% of the weighted average trading price of common shares at such time

OTHER NON-CURRENT FINANCIAL LIABILITIES

Included in other non-current financial liabilities is a loan payable of $92 million (December 31, 2010 – $93 million) maturing in 2019, bearing interest at 7% and secured by our preferred equity interest in 1625 Eye Street in Washington, D.C.

The remaining balance at December 31, 2010 represented our obligation in connection with the true-up under the U.S. Office Fund option (refer to page 9). The carrying value of the true-up included an embedded derivative liability valued at nil (December 31, 2010 – $45 million) relating to cross participation in changes in the relative fair values of the properties in the venturers’ respective sub-managed portfolios. The U.S. Office Fund true-up consideration payable was settled in the third quarter of 2011 upon the exercise of the U.S. Office Fund option (refer to page 9). The excess of the consideration paid over the carrying amount of the true-up liability of $3 million was included in earnings as gains (losses) and other items.

OTHER NON-CURRENT LIABILITIES

A deferred gain of $172 million was recorded in connection with a reorganization of the U.S. Office Fund in the second quarter of 2009 and relates to the initial value of the U.S. Office Fund option assumed by us at the date of the reorganization as such value was determined pursuant to a valuation methodology using unobservable inputs. The gain was recognized in earnings as gains and other items in the current period upon exercise of the U.S. Office Fund option (refer to page 36).

DEFERRED INCOME TAXES

At December 31, 2011, we had a net deferred tax liability of $547 million (December 31, 2010 – $366 million). The sources of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Deferred income tax assets
Loss carry forwards	$220	$204
Deferred financing costs	12	16
Foreign currency	36	18
Deferred revenue	12	—
Other	15	8
	295	246
Deferred income tax liabilities:
Properties	842	612
Net deferred income tax liabilities	$547	$366

25

The movements of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2010	Income		Equity	OCI	Reclassified(2)	Dec. 31, 2011
		Tax expense	Other(1)
Deferred tax assets related to non-capital losses and capital losses	$204	$4	$—	$(18)	$30	$—	$220
Deferred tax liabilities related to difference in tax and book basis, net	(570)	(228)	10	3	34	(16)	(767)
Net deferred tax liabilities	$(366)	$(224)	$10	$(15)	$64	(16)	$(547)

(1) Decrease in deferred tax liabilities in connection with change in ownership in the U.S. Office Fund (refer to page 9)

(2) Reclassification of deferred tax liability from equity accounted investment in connection with the reorganization of ownership in First Canadian Place (refer to page 28)

(Millions)	Jan. 1, 2010	Income		Equity	OCI	Reclassified(1)	Dec. 31, 2010
		Tax expense	Other
Deferred tax assets related to non-capital losses and capital losses	$155	$107	$—	$(19)	$8	$(47)	$204
Deferred tax liabilities related to difference in tax and book basis, net	(641)	(32)	—	80	(2)	25	(570)
Net deferred tax liabilities	$(486)	$75	$—	$61	$6	(22)	$(366)

(1) Deferred tax assets related to non-capital losses and capital losses of $(47) million reclassified to held for sale and deferred tax liabilities related to difference in tax and book basis, net of $45 million and $(20) million reclassified to current liabilities and held for sale, respectively

Together with our Canadian subsidiaries, we have deferred tax assets of $73 million (December 31, 2010 – $35 million) that relate to non-capital losses which expire over the next 20 years and $121 million (December 31, 2010 – $132 million) that relate to capital losses which have no expiry. Our U.S. subsidiaries have deferred tax assets of $26 million (December 31, 2010 – $37 million) that relate to net operating losses which expire over the next 20 years. Income earned in our Canadian and U.S. operations conducted outside of REIT structures, as well as distributions from our REIT structures, are subject to corporate tax. Our tax loss pools are available to reduce cash tax obligations.

ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities totaled $980 million at December 31, 2011, compared with $659 million at December 31, 2010. Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $228 million (December 31, 2010 – $63 million).

PREFERRED EQUITY – CORPORATE

At December 31, 2011, we had $1,095 million of preferred equity outstanding. These preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as equity distributions.

We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2011	Dec. 31, 2010
Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	―
Total			$1,095	$848

For details regarding the terms on our Class A, Class AA and Class AAA preferred shares, refer to our Annual Information Form

During the third quarter of 2011, we issued 10 million Class AAA Series R preferred shares at C$25 per share. The proceeds from the share issuance were approximately $247 million, net of share issuance costs of $3 million. Holders of Series R shares receive fixed rate cumulative preferred cash dividends and will have the right, subject to certain conditions, to convert into Class AAA Series S preferred shares receiving cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.48%.

In 2011, we paid preferred dividends of $58 million as compared with $39 million in 2010. The increase is attributable to the issuance of the Class AAA Series R preferred shares and the inclusion of a full year of dividends on Class AAA Series N and P shares that were issued in the first and fourth quarters of 2010, respectively.

26

COMMON EQUITY

As at December 31, 2011, we had 503,667,579 issued and outstanding common shares. On a diluted basis, we had 521,382,639 common shares outstanding, calculated as follows:

	Dec. 31, 2011	Dec. 31, 2010
Common shares outstanding	503,667,579	502,709,930
Unexercised options	17,715,060	17,358,469
Common shares outstanding – diluted(1)	521,382,639	520,068,399
(1)	Includes potential common shares at December 31, 2011 and December 31, 2010 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 5.

During 2011, we repurchased 882,123 shares at an average price of $15.37 per share. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 39 million shares at an average price of $12.04 per share on a post-split adjusted basis.

At December 31, 2011, the book value of our common equity was $9.1 billion, compared with a market equity capitalization of approximately $7.9 billion, calculated as total common shares outstanding multiplied by $15.64, the closing price per common share on the New York Stock Exchange on December 31, 2011.

Our common equity per share is calculated as follows:

(Millions, except per share information)	Dec. 31, 2011	Dec. 31, 2010
Shareholders’ equity	$10,175	$8,807
Less: preferred equity	(1,095)	(848)
	9,080	7,959
Add: option proceeds(1)	251	235
Fully diluted common shareholders’ equity	9,331	8,194
Fully diluted common shares outstanding(2)	521.4	520.1
Common equity per share	$17.90	$15.75
(1)	Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end
(2)	The calculation of common equity per share includes potential common shares at December 31, 2011 and December 31, 2010 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 5.

PREFERRED EQUITY – SUBSIDIARIES

In addition to the preferred equity – corporate and preferred equity classified as capital securities, we had $374 million of preferred equity outstanding at December 31, 2011 (December 31, 2010 – $382 million) issued by BPO Properties Ltd. (“BPO Properties”). These preferred shares represent low-cost capital to Brookfield Office Properties, without dilution to our common equity base. Dividends paid on these preferred shares are a component of the non-controlling interest in our net income. The decrease over December 31, 2010 is driven by the impact of foreign exchange.

The following table details the preferred shares issued by BPO Properties:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Dec. 31, 2011	Dec. 31, 2010
BPO Properties	1,805,489	Series G	70% of bank prime	$44	$45
	3,816,527	Series J	70% of bank prime	93	96
	300	Series K	30-day BA + 0.4%	147	150
	2,847,711	Series M	70% of bank prime	70	71
	800,000	Series N	30-day BA + 0.4%	20	20
Total				$374	$382

During 2011, dividends of $7 million were paid on preferred shares issued by BPO Properties, as compared with $6 million in 2010.

NON-CONTROLLING INTERESTS – SUBSIDIARIES

On December 9, 2011, we purchased a controlling 51% interest in 1801 California Street in Denver for $110 million and recognized $37 million in respect of the non-controlling interest in the property.

On August 4, 2011, we repurchased the non-controlling interest in BPOP Holdings (US) LLC a subsidiary through which we hold a portion of our interest in the U.S. Office Fund for cash consideration of $36 million and a secured note payable to the vendor of $324 million (refer to page 22). The excess of the carrying amount of the non-controlling interest repurchased over the fair value of the consideration provided of $81 million, net of the related tax effect of $10 million, has been recognized in common equity as contributed surplus.

Also in the third quarter of 2011, we recognized a non-controlling interest in the U.S. Office Fund of $366 million on August 9, 2011 upon obtaining control of TRZ Holdings (refer to page 9). In addition, in September 2011, our co-investor in the U.S. Office Fund contributed an additional $113 million of non-controlling interest. Subsequently, in December 2011, we repurchased a non-controlling interest in the U.S. Office fund from a co-investor for $30 million. The excess of the carrying amount of the non-controlling interest repurchased over the fair value of the consideration paid of $6 million has been recognized in common equity as contributed surplus. The related tax effect of this repurchase was nil.

27

In the first quarter of 2011, an indirect subsidiary through which we hold our investment in Heritage Plaza in Houston, Brookfield Heritage Partners LLC (“Brookfield Heritage”), issued a 49% equity interest to a group of funds managed by a subsidiary of BAM for proceeds of $60 million. As the transaction did not result in a loss of control of Brookfield Heritage, the $7 million difference between the proceeds received and the fair value of the non-controlling interest issued has been recorded as a charge to retained earnings.

In addition to our 100% owned subsidiaries, Brookfield Heritage, 1801 California Street and our U.S. Office Fund, we conduct commercial property operations through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our Direct interests in our New York, Boston and certain of our Washington, D.C. assets. We own a 99.4% equity interest in Brookfield Financial Properties.

We have an indirect ownership interest in BOX of 83.3%. On December 1, 2011 we transferred our interests in nine jointly controlled assets in our Canadian Office Fund portfolio from a wholly-owned subsidiary into BOX in exchange for cash and the assumption of debt. Consistent with our policy for transactions with entities under common control, we recognized the excess of the carrying amount of the net assets transferred to BOX over the consideration received of $2 million as a charge to retained earnings.

As part of our investment in our Australian portfolio, we have a 73.8% controlling interest in Prime. During the second and fourth quarters of 2011, we purchased additional units in Prime, bringing our effective ownership interest from 68.4% to 73.8%.

The following table details the components of non-controlling interests in these entities:

(Millions)	Others’ Equity Ownership	Dec. 31, 2011	Dec. 31, 2010
Units of BOX(1)	16.7%	$427	$395
Limited partnership units of Brookfield Financial Properties	0.6%	36	32
Units of Prime(2)(3)	26.2%	67	79
Members interest in Brookfield Heritage	49.0%	87	—
Members interest in BOP 1801 California Street LLC(4)	49.0%	38	—
U.S. Office Fund(5)	15.7%	475	375
Total		$1,130	$881

(1) Canadian dollar denominated

(2) Australian dollar denominated

(3) During the second and fourth quarters, the company purchased additional units in Prime, bringing its effective ownership interest from 68.4% to 73.8%

(4) During the fourth quarter, the company acquired a 51% interest in BOP 1801 California Street LLC

(5) As at December 31, 2011, represents at 15.7% non-controlling interest in TRZ Holdings. As at December 31, 2010, represents a 24% non-controlling interest in BPOP Holdings (US) LLC.

CAPITAL RESOURCES AND LIQUIDITY

We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next year are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities which could include:

o	discretionary capital expenditures;

o	repurchase of our stock; and

o	property acquisitions.

We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancing of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cashflows.

28

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:

•	cashflows from operating activities;

•	construction loans;

•	proceeds from sales of assets;

•	proceeds from sale of non-controlling interests in subsidiaries; and

•	credit facilities and refinancing opportunities.

Our commercial property debt is primarily fixed-rate and non-recourse to us. These investment-grade financings are typically structured on a loan-to-appraised value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.

Most of our borrowings are in the form of long term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment grade characteristics ensures that we can typically maintain debt levels on any particular asset throughout a business cycle, thus enabling us to limit covenants and other performance requirements. In turn, this reduces the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

At December 31, 2011, we had approximately $835 million of liquidity consisting of $434 million of cash and $401 million of undrawn capacity on our corporate credit facilities.

Cashflow from operating activities represents a source of liquidity to service debt, to fund capital expenditures and leasing costs, and to fund distributions on shares. Cashflow from commercial operating activities is dependent on occupancy levels of properties owned, rental rates achieved and timing of the collection of receivables and payment of payables. For the year ended December 31, 2011, cashflow from operating activities exceeded common share dividends paid by $93 million.

Cost of capital

We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As at December 31, 2011, our weighted average cost of capital, assuming a 12% return on common equity, was 7.23% (December 31, 2010 – 7.95%). Our cost of capital is lower than many of our peers because of the amount of investment-grade financing which can be placed on our assets, a function of the high-quality nature of both the assets and the tenant base which comprise our portfolio.

The following schedule details our capitalization at the end of 2011 and 2010 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
Liabilities
Commercial property debt	5.70%	5.90%	$10,635	$7,426
Capital securities – corporate	5.43%	5.43%	994	1,038
Shareholders’ equity
Preferred equity - corporate	5.68%	4.11%	1,095	848
Common equity(2)	12.00%	12.00%	7,877	8,813
Other equity
Preferred equity - subsidiaries	1.95%	1.52%	374	382
Non-controlling interests – subsidiaries(3)	12.00%	12.00%	1,130	881
Total(4)	7.23%	7.95%	$22,105	$19,388
(1)	As a percentage of average book value unless otherwise noted
(2)	Underlying value of liabilities represents carrying value or the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Office Properties’ common shares.
(3)	Assuming 12% return on co-invested capital
(4)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected
29

OPERATING RESULTS

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS

Our net income attributable to shareholders for the year ended December 31, 2011 was $1,690 million ($2.92 per diluted common share), compared with $1,552 million ($2.73 per diluted common share) in 2010. The increase in net income attributable to shareholders year over year is largely the result of:

•	an increase of $285 million ($0.50 per diluted common share) in commercial property net operating income due to:

o	the consolidation of the U.S. Office Fund subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011;

o	a full year of net operating income from our Australian portfolio of assets acquired in the third quarter of the prior year;

o	single property acquisitions during 2011, including 1801 California Street in Denver, 650 Massachusetts and Three Bethesda Center in Washington, D.C., Heritage Plaza in Houston, the remaining 49% interest in Four World Financial Center in New York, a 50% interest in BankWest Tower in Perth and the remaining 50% interest in Southern Cross West Tower in Melbourne; as well as

o	the impact of foreign exchange;

•	an increase in interest and other income of $20 million ($0.03 per diluted common share) due to interest income earned on participating loan interests, interest income on our residential note receivable, and an increase in other income due to one-time items in the current year, partially offset by a decrease in fund incentive gains;

•	$150 million ($0.26 per diluted common share) in gains and other items due primarily to recognition of the deferred gain upon exercise of the U.S. Office Fund option in the third quarter of 2011;

•	an increase of $317 million ($0.55 per diluted common share) in fair value gains mostly attributable to changes in the fair value of investment properties due to changes in the timing and rent curves of expected cash flows as well as capital expenditures, the consolidation of the U.S. Office Fund subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011; offset by,

o	an increase of $161 million ($0.28 per diluted common share) in interest expense on commercial property debt due to various acquisitions and the consolidation of the U.S. Office Fund debt subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011 as well as draws on our corporate credit facility;

o	an increase of $17 million ($0.03 per diluted common share) in general and administrative expenses as a result of the acquisition of an interest in Australian properties in the third quarter of 2010 and certain transaction costs incurred in 2011;

o	an decrease of $5 million ($0.01 per diluted common share) in our share of net earnings (losses) from equity accounted investments;

o	an increase in income tax expense of $320 million ($0.56 per diluted common share) due to increased earnings driven by fair value adjustments in the current year, taxes incurred on the sale of 53 State Street in Boston and deferred tax benefits recognized in the prior year in connection with an increase in tax basis within a flow-through joint venture of $149 million;

o	a decrease of $60 million ($0.10 per diluted common share) in income from discontinued operations largely due to the disposition of our residential development segment; and

o	an increase of $72 million ($0.12 per diluted common share) in non-controlling interests as a result of increased earnings driven by fair value adjustments.

30

Set out below is a summary of the various components of our net income attributable to shareholders and funds from operations. Discussion of each of these components is provided on the following pages.

(Millions, except per share amounts)	2011	2010
Revenue	$1,787	$1,326
Commercial property net operating income	1,014	729
Interest and other income	130	110
	1,144	839
Interest expense
Commercial property debt	483	322
Capital securities – corporate	57	58
General and administrative expense	140	123
Depreciation	9	9
Income from continuing operations before gains (losses) and other items fair value gains (losses), share of net earnings of equity accounted investments and income taxes	455	327
Gains (losses) and other items, net	150	―
Fair value gains (losses), net	957	640
Share of net earnings from equity accounted investments	599	604
Income before income taxes	2,161	1,571
Income taxes	314	(6)
Income from continuing operations	1,847	1,577
Income from discontinued operations	49	109
Net income	1,896	1,686
Non-controlling interests	206	134
Net income attributable to shareholders	$1,690	$1,552

Our net income per common share and weighted average common shares outstanding are calculated as follows:

(Millions, except per share amounts)	2011	2010
Net income attributable to shareholders	$1,690	$1,552
Preferred share dividends	(58)	(39)
Net income attributable to common shareholders – basic	1,632	1,513
Dilutive effect of conversion of capital securities – corporate	57	58
Net income attributable to common shareholders – diluted	$1,689	$1,571

Weighted average common shares outstanding – basic	503.2	501.8
Unexercised options	4.7	4.4
	507.9	506.2
Conversion of capital securities – corporate	71.4	66.3
Weighted average common shares outstanding – diluted	579.3	572.5

Earnings per share attributable to common shareholders – basic	$3.24	$3.02

Earnings per share attributable to common shareholders – diluted	$2.92	$2.73

31

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS AND TOTAL RETURN

(Millions)	2011	2010
Net income attributable to shareholders	$1,690	$1,552
Add (deduct) non-cash and certain non-recurring items:
Fair value (gains) losses, net	(957)	(619)
Fair value adjustments in earnings from equity accounted investments	(389)	(318)
Non-controlling interests in above items	151	79
Income taxes	314	(6)
Discontinued operations(1)	(15)	49
Cash payments under interest rate swap contracts	(4)	(10)
(Gains) losses and other items, net	(150)	―
Funds from operations	$640	$727
(1)	Represents depreciation, fair value gains and income taxes related to discontinued operations

After providing for preferred share dividends, our funds from operations per share is calculated as follows:

(Millions, except per share amounts)	2011	2010
Funds from operations	$640	$727
Preferred share dividends	(58)	(39)
	$582	$688
Funds from operations per diluted share(1)	$1.14	$1.37
(1)	The calculation of funds from operations per diluted share includes potential common shares at December 31, 2011 and December 31, 2010 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 5.

After providing for one-time items and discontinued residential operations, our comparable funds from operations is calculated as follows:

(Millions, except per share amounts)	2011	2010
Funds from operations	640	727
One-time items	(22)	(85)
Discontinued residential operations	(13)	(128)
Comparable funds from operations	$605	$514
Comparable funds from operations per share-diluted(1)	$1.08	$0.94
(1)	The calculation of comparable funds from operations per diluted share includes potential common shares at December 31, 2011 and December 31, 2010 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 5.

Total return represents the amount by which we increase the value of our common equity and is calculated as follows:

(Millions, except per share amounts)	2011	2010
Funds from operations	$640	$727
Fair value gains, net of non-controlling interests	1,198	923
Preferred share dividends	(58)	(39)
Total return	$1,780	$1,611
Total return per diluted share(1)	$3.50	$3.18
(1)	The calculation of total return per diluted share includes potential common shares at December 31, 2011 and December 31, 2010 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 5.

REVENUE

The components of revenue are as follows:

(Millions)	2011	2010
Commercial property revenue
Rental revenue	$1,612	$1,154
Recurring fee income	59	58
Lease termination, non-recurring fee and other income	6	12
Total commercial property revenue	1,677	1,224
Interest and other(1)	110	102
Total	$1,787	$1,326
(1)	Excludes foreign exchange gains and losses associated with translation of our net foreign currency denominated monetary assets as well as other gains for a total of $20 and $8 million included in other income for the year ended December 31, 2011 and 2010, respectively

32

COMMERCIAL PROPERTY OPERATIONS

Commercial property net operating income totaled $1,014 million for the year ended December 31, 2011 compared with $729 million during 2010.

(Millions)	2011	2010
Commercial property revenue
Rental revenue from current properties	$1,587	$1,150
Straight-line rental income	25	4
Rental revenue	1,612	1,154
Recurring fee income	59	58
Lease termination, non-recurring fee and other income	6	12
Total commercial property revenue	1,677	1,224
Property operating costs	(663)	(495)
Commercial property net operating income	$1,014	$729

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes as well as recurring fee income, lease terminations and other income. Revenue from commercial properties totaled $1,677 million during the year ended December 31, 2011 compared with $1,224 million in 2010. The increase year over year is attributable to the acquisition of an economic interest in a portfolio of properties in Australia in the third quarter of 2010, the acquisition of 650 Massachusetts and Three Bethesda Metro Center in Washington, D.C., Heritage Plaza in Houston, an interest in BankWest Tower in Perth, an additional 50% interest in Southern Cross West Tower in Melbourne, an additional 49% interest in Four World Financial Center in New York, as well as the consolidation of the U.S. Office Fund assets subsequent to the exercise of the U.S. Office Fund option and the impact of foreign exchange.

Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every few years, with these increases negotiated at the signing of the lease. These increases vary amongst our regions but are usually standard practice within each region. During the year ended December 31, 2011, approximately 65% of our new leases have rent escalator clauses. In the U.S., approximately 82% of our leases executed in 2011 had rent escalation clauses that provide for periodic increases in base rent. Of these leases, 18% provided for annual increases and 64% provided for increases at various times during the lease, generally periods ranging from 3 to 6 years after commencement. On average, these escalations will increase rent annually by 2.7% over the terms of the respective leases. In Canada, approximately 60% of our leases by square foot executed in 2011 had rent escalation clauses that typically include a fixed rent increase every 5 years. On average, these escalations will increase rent by 1.1% on an annual basis over the term of the lease. In Australia, approximately 70% of our leases by square foot executed in 2011 had rent escalation clauses that typically include a fixed rent increase annually ranging from 4% to 5% over the term of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the year ended December 31, 2011, we recognized straight-line rental revenue of $25 million, compared with $4 million in 2010.

Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, were $663 million for the year ended December 31, 2011, compared with $495 million in 2010, primarily driven by acquisitions during the year and the consolidation of the U.S. Office Fund as noted above.

Same property net operating income is defined as properties included in our consolidated results that we own and operate throughout both the current and prior year reporting periods. Accordingly, same property results exclude properties acquired, sold, or reclassified from commercial development to commercial properties during each period. We may also exclude from our same property results any property that is undergoing a redevelopment that may impact the comparability of the results between the current and prior periods.

The components of net operating income for the year ended December 31, 2011 and 2010 is as follows:

(Millions)	2011	2010
Same property	$613	$591
Lease terminations, non-recurring fee and other income	6	12
Recurring fee income	59	58
Properties acquired during the period(1)	311	36
Properties sold during the period	25	32
Total commercial property net operating income	$1,014	$729

(1) Includes the consolidation of the U.S. Office Fund in the third quarter of 2011

33

Same property net operating income increased by $22 million year over year as a result of the strengthening of the Canadian dollar, higher average rents on new leases, and lease-ups across most of our portfolio, offset by a large lease expiry in Boston.

As a result of our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business and ensure stability of cash flows associated with our properties. In addition, with our proactive leasing strategy, we continue to reduce our lease expiry profile for the upcoming years and with in-place net rents below market rents across most of our portfolio, we should continue to produce stable results going forward.

We have relatively strong occupancy levels across our portfolio, outperforming market occupancy levels in all of our markets with the exception of Boston, Toronto and Perth. Additionally, our average in-place rents of $27.95 allow for positive mark-to-market growth when compared to blended market net rents of $33.00.

The majority of our leases are net leases in which the lessee is required to pay its proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property net operating income.

Average in-place net rent represents the annualized cash amount on a per square foot basis collected from tenants plus tenant expense reimbursements less the operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods provided on in-place leases. The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at December 31, 2011 and includes our equity accounted investments:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area(1)	Lease Term	Net Rent	Net Rent
	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York, New York
Midtown(2)	6,230	11.2	$39.24	$60
Downtown	12,621	6.4	28.52	32
Boston, Massachusetts	796	7.8	23.14	26
Washington, D.C.	6,504	5.8	26.38	32
Los Angeles, California	4,530	6.6	21.60	22
Houston, Texas	8,163	8.0	13.89	22
Denver, Colorado	2,643	5.8	17.76	19
Minneapolis, Minnesota	2,530	7.8	9.96	15
Toronto, Ontario	8,759	8.2	26.04	29
Calgary, Alberta	5,944	11.4	27.91	33
Ottawa, Ontario	1,747	2.3	17.81	21
Sydney, Australia	4,085	6.8	61.64	71
Melbourne, Australia	2,277	6.7	40.43	38
Perth, Australia	612	4.4	54.50	68
Other	662	7.7	16.89	28
Total	68,103	7.6	$27.95	$33
(1)	Leasing data presented based on 100% of leasable area
(2)	Midtown New York includes 450 West 33rd Street. Excluding this amount, Midtown in-place rent would be $45.60

Our total managed portfolio occupancy rate decreased to 93.2% at December 31, 2011 compared with 95.0% at December 31, 2010. Our occupancy decreased due to the sale of 1400 Smith Street in Houston which was 100% leased and the opportunistic acquisitions of certain assets at lower occupancy levels, as well as expiries in New York, Boston and Houston. At December 31, 2011, average in-place net rent throughout our managed portfolio was $27.95 per square foot compared with $27.59 per square foot at December 31, 2010.

34

A summary of our occupancy levels as at December 31, 2011 and 2010, including our equity accounted investments and property investments through participating loan interests, is as follows:

	Dec. 31, 2011		Dec. 31, 2010
	Leasable(1)%		Leasable(1,2)%
(Square feet in 000’s)	Sq. Ft.	Leased	Sq. Ft.	Leased
New York, New York
Midtown	6,230	92.2	4,438	95.0
Downtown	12,621	93.0	13,721	98.0
Total New York, New York	18,851	92.7	18,159	97.2
Boston, Massachusetts	796	63.5	1,990	82.6
Washington, D.C.	6,504	92.8	6,136	93.3
Los Angeles, California	4,530	84.2	4,530	85.9
Houston, Texas	8,163	90.0	9,430	94.4
Denver, Colorado	2,643	98.5	1,329	96.3
Minneapolis, Minnesota	2,530	94.0	2,530	93.2
Toronto, Ontario	8,759	93.5	8,810	93.5
Calgary, Alberta	5,944	99.2	5,944	98.4
Ottawa, Ontario	1,747	99.7	1,747	99.7
Sydney, Australia	4,085	97.7	4,085	99.2
Melbourne, Australia	2,277	98.4	2,277	98.7
Perth, Australia	612	94.5	192	100.0
Other	662	96.9	662	98.0
Total Managed	68,103	93.2	67,821	95.0
(1)	Leasing data presented based on 100% of leasable area
(2)	Restated for remeasurements performed during the first quarter of 2011

During 2011, we leased 10.1 million square feet of our managed space at an average leasing net rent of $29.55 per square foot. This included 3.3 million square feet of new leases, 1.2 million square feet of renewals and 5.6 million square feet of early renewals. Expiring net rent for our managed portfolio averaged $26.84 per square foot. Additionally, we have managed to reduce our 2012-2016 rollover exposure by 590 basis points since the beginning of the year.

The details of our leasing activity for the year ended December 31, 2011, including our equity accounted investments and property investments through participating loan interests, are as follows:

				Average		Year One	Average
	Dec. 31, 2010			Expiring		Leasing	Leasing	Acq./	Dec. 31, 2011
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2,3)	Sq. Ft. (1,2,3)	Sq. Ft. (1,2)	($ per sq. ft.)	Sq. Ft.(1,2)	($ per sq. ft.)	($ per sq. ft.)	Sq. Ft.(1,2)	Sq. Ft. (1,2)	Sq. Ft. (1,2)
New York, New York
Midtown	4,438	4,214	(536)	$28.50	335	$51.55	$55.89	1,729	6,230	5,742
Downtown	13,721	13,445	(2,439)	32.10	1,717	30.00	32.84	(983)	12,621	11,740
Boston, Massachusetts	1,990	1,643	(487)	41.56	289	25.00	26.50	(940)	796	505
Washington, D.C.	6,136	5,723	(420)	24.71	405	25.25	26.13	329	6,504	6,037
Los Angeles, California	4,530	3,890	(900)	20.94	826	21.13	23.87	―	4,530	3,816
Houston, Texas	9,430	8,898	(1,753)	13.94	1,467	17.13	19.49	(1,267)	8,163	7,345
Denver, Colorado	1,329	1,281	(218)	22.54	226	19.85	21.55	1,314	2,643	2,603
Minneapolis, Minnesota	2,530	2,359	(405)	15.38	424	15.41	16.43	―	2,530	2,378
Toronto, Ontario	8,810	8,235	(2,150)	26.30	2,145	27.51	28.13	(37)	8,759	8,193
Calgary, Alberta	5,944	5,851	(1,614)	29.50	1,660	29.50	31.12	―	5,944	5,897
Ottawa, Ontario	1,747	1,741	(10)	11.78	11	18.61	18.82	―	1,747	1,742
Sydney, Australia	4,085	4,042	(256)	58.02	205	66.10	73.88	―	4,085	3,991
Melbourne, Australia	2,277	2,266	(355)	34.22	329	38.79	46.51	―	2,277	2,240
Perth, Australia	192	192	(5)	75.92	5	76.98	88.19	387	612	579
Other	662	648	(84)	22.49	77	31.16	31.85	―	662	641
Total Managed	67,821	64,428	(11,632)	$26.84	10,121	$27.38	$29.55	532	68,103	63,449
(1)	Excludes developments
(2)	Leasing data presented based on 100% of leasable area
(3)	Restated for remeasurements performed during the first quarter of 2011

Additionally, during the year ended December 31, 2011, tenant improvements and leasing costs related to leasing activity that occurred averaged $31.90 per square foot, compared to $27.85 per square foot during 2010.

Recurring fee income

Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. which has been managing condominiums in the Greater Metropolitan Toronto area for the past 30 years and manages in excess of 59,908 units in over 315 condominium corporations.

35

The details of our fee income are as follows:

(Millions)	2011	2010
Property management, leasing, project management and other fees	$34	$36
Brookfield Residential Services Ltd. fees	25	22
Total	$59	$58

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent a potential area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

INTEREST AND OTHER INCOME

Interest and other income includes interest charged on real estate mortgages, residential notes receivables and other loans receivable, interest earned on cash balances, and transactional gains.

The components of interest and other income are as follows:

(Millions)	2011	2010
Interest income on loans receivable from BAM(1)	$50	$45
Interest income on residential note receivable from BRPI	23	―
Interest income on participating loan interests with subsidiaries of BAM	18	5
Foreign exchange gains (losses)	(1)	8
Fund incentive fees	―	34
Other interest income	12	14
Other income(2)	28	4
Total	$130	$110

(1) Consists primarily of interest earned on cash collateralized total return swaps with BAM

(2) For the period ending December 31, 2011 includes condemnation award of $11 million, partnership settlement of $6 million and gain on repurchase of debt of $5 million

The increase in interest and other income year over year is attributable to interest income earned on a loan receivable which represents our indirect interest in debt securities acquired at a discount, interest income on the residential note receivable, income on our participating loan interests, and an increase in other income due to one-time items in the current year.

INTEREST EXPENSE

Commercial property debt

Interest expense relating to commercial property debt was $483 million 2011 an increase from $322 million in 2010 mainly due to the acquisition of an economic interest in a portfolio in Australia in the third quarter of 2010 as well as new debt, the consolidation of the U.S. Office Fund assets and the impact of foreign exchange.

Capital securities – corporate

Interest expense on capital securities – corporate relates to preferred share dividends recorded as interest expense under IFRS. This amount was $57 million during 2011, consistent with $58 million during 2010.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative costs during 2011 increased to $140 million from $123 million in 2010 primarily due to the acquisition of an economic interest in a portfolio in Australia during the third quarter of 2010, as well as the consolidation of the U.S. Office Fund assets and the impact of foreign exchange. Included in general and administrative expenses is $23 million (2010 – $20 million) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd.

DEPRECIATION

Depreciation for the year ended December 31, 2011 was $9 million consistent with $9 million in 2010.

GAINS (LOSSES) AND OTHER ITEMS, NET

Gains (losses) and other items includes certain items recognized in connection with the exercise of the U.S. Office Fund option as follows:

(Millions)
Excess of net assets of TRZ Holdings recognized on assumption of control over the carrying amount of the equity accounted investment in the U.S. Office Fund	$212
Carrying amount of U.S. Office Fund option derecognized	(241)
Deferred gain realized	172
Excess of consideration paid to settle the U.S. Office Fund true-up consideration payable over carrying amount	(3)
Related tax effects	10
Total	$150

36

FAIR VALUE GAINS (LOSSES), NET

During the year ended December 31, 2011, we recognized fair value gains of $957 million (2010 – gain of $640 million). Fair value adjustments related to our commercial properties and developments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates and terminal capitalization rates. In addition to fair value adjustments recorded on investment property, during the year ended December 31, 2011 we recognized a loss of $59 million related to the change in value of the U.S. Office Fund option and true-up liability, up to the date the option was exercised (2010 – loss of $23 million). We also recognized gains of $30 million for the year ended December 31, 2011 on the embedded derivative within our participating loan interests (2010 – gain of $19 million). In the prior year we recognized a fair value gain of $21 million related to our investment in bank debt secured by the equity in a portfolio of commercial properties in Washington, D.C., which was transferred to an affiliate in the first quarter of 2010 and subsequently settled.

(Millions)	2011	2010
Investment properties
Commercial properties	$1,012	$702
Development properties	(16)	(57)
	996	645
Financial instruments
Participating loan interests	30	19
Loans receivable designated as FVTPL	―	21
U.S. Office Fund option and true-up liability	(59)	(23)
Other financial instruments designated as FVTPL	(10)	(22)
	(39)	(5)
Total	$957	$640

SHARE OF NET EARNINGS OF EQUITY ACCOUNTED INVESTMENTS

(Millions)	Funds from Operations		Fair Value Adjustments		Share of Earnings
	2011	2010	2011	2010	2011	2010
U.S. Office Fund	$87	$171	$296	$195	$383	$366
Other equity accounted investments(1)	123	115	93	123	216	238
Total	210	286	389	318	599	604

(1)Includes jointly controlled entities as well as associates

Funds from operations of our equity accounted investments decreased to $210 million for the year ended December 31, 2011 from $286 million in 2010 due to the consolidation of the U.S. Office Fund subsequent to the exercise of the U.S. Office Fund option in the third quarter of 2011, the consolidation of Four World Financial Center and First Canadian Place in the fourth quarter of 2011, offset by the acquisition of 450 West 33rd Street in New York and the inclusion of a full year of FFO from the interest in E&Y Centre in Sydney, Australia, both of which we own through joint venture entities. Including fair value adjustments, share of net earnings of equity accounted investments was $599 million for the year ended December 31, 2011, compared to $604 million in 2010.

INCOME TAXES

Income tax expense for the year ended December 31, 2011 was $314 million, as compared with an income tax benefit of $6 million in 2010, primarily due to fair value gains during the current year and deferred tax benefits recognized in the prior year in connection with an increase in tax basis within a flow-through joint venture of $149 million.

The major components of income tax expense (benefit) include the following:

(Millions)	2011	2010
Current tax expense	$90	$69
Deferred tax expense (benefit)	224	(75)
Total income tax expense (benefit)	$314	$(6)

We released approximately $3 million of deferred tax liabilities in connection with the transfer of certain jointly controlled assets in the Canadian Office Fund portfolio from a wholly owned subsidiary into BOX.

In connection with the disposition of the residential development segment in the first quarter of 2011, we recognized $12 million of previously unrecognized deferred tax assets associated with net capital losses. We also recognized $9 million of previously unrecognized deferred tax assets associated with net operating losses in the U.S. Office Fund structure.

37

DISCONTINUED OPERATIONS

The following table summarizes income from discontinued operations:

(Millions)	2011	2010
Commercial revenue	$55	$56
Commercial operating expenses	(28)	(29)
	27	27
Residential revenue	83	554
Residential operating expenses	(70)	(426)
	13	128
Interest and other income	1	13
Interest expense	(7)	(10)
Depreciation and amortization	(1)	(3)
Income from discontinued operations before fair value gains (losses) and income taxes	33	155
Fair value gains (losses)	19	(10)
Income taxes	(3)	(36)
Income from discontinued operations attributable to common shareholders	$49	$109

Residential development operations

Our residential development operations, which were disposed of on March 31, 2011, were located in five markets: Alberta, Ontario, Colorado, Texas and Missouri. Most of our land holdings were purchased in the mid-1990s, and as a result had an embedded cost advantage over many companies which acquired land at much higher prices.

Our residential development operations contributed $13 million of net operating income during the period prior to the disposition on March 31, 2011, as compared to $128 million for the year ended December 31, 2010.

The components of residential development net operating income are as follows:

(Millions)	2011(1)	2010
Sales revenue	$83	$554
Operating costs	(70)	(426)
Total	$13	$128
(1)	For the period from January 1, 2011 to March 31, 2011

Lot sales for the past two years and the related revenue earned are as follows:

Lot Sales			Lot Sales Revenue		Average Lot Sales Revenue
(Units/Acres)			(Millions)		(Thousands)
2011(1)		2010	2011(1)	2010	2011(1)	2010
Single Family (Lots)
Alberta	211	1,331	$33	$204	$141	$153
Colorado	12	175	1	15	72	87
Texas	―	8	―	―	―	46
Missouri	―	5	―	―	―	71
Total Single Family (Lots)	223	1,519	34	219
Total Single Family (Acre Equivalent)(2)	33	237
Multi-Family, Commercial and Industrial (Acres)
Alberta	―	53	―	27	―	506
Total Land Sales Revenue			$34	$246

(1)	For the period from January 1, 2011 to March 31, 2011
(2)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

38

Home sales for the years ended December 31, 2011 and 2010 and the related revenue earned are as follows:

	Home Sales (Units/Acres)		Home Sales Revenue (Millions)		Average Home Sales Revenue (Thousands)
	2011	2010	2011	2010	2011	2010
Single Family
Alberta	63	384	$21	$117	$323	$302
Ontario	41	247	14	80	345	323
	104	631	35	197
Multi-Family
Alberta	50	394	14	11	290	283
Total	154	1,025	$49	$208

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs decreased to $70 million in 2011 from $426 million in 2010 due to the sale of our residential development operations in the first quarter of 2011.

NON-CONTROLLING INTERESTS

The following table outlines our non-controlling interests:

(Millions)	2011	2010
Preferred shares – subsidiaries	$7	$6
Non-controlling interests – subsidiaries	206	134
Total non-controlling interests	$213	$140

Preferred shares – subsidiaries

Preferred shares – subsidiaries consists of dividends on preferred shares issued by BPO Properties. For the year ended December 31, 2011, dividends paid on shares issued by BPO Properties were $7 million, compared to $6 million in 2010.

Non-controlling interests – subsidiaries

Non-controlling interests – other subsidiaries consists of earnings attributable to interests not owned by Brookfield Office Properties in BOX, Brookfield Financial Properties, Prime, Brookfield Heritage, 1801 California Street and the U.S. Office Fund.

Non-controlling interest in subsidiary earnings was $206 million during the year ended December 31, 2011, as compared with $134 million in 2010.

The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Office Properties:

(Millions)	Type	2011	2010
BOX	Participating interests	$67	$49
Brookfield Financial Properties	Participating interests	4	4
Prime	Participating interests	7	6
Brookfield Heritage	Participating interests	19	―
BOP 1801 California Street LLC	Participating interests	1	―
U.S. Office Fund(1)	Participating interests	108	75
Total		$206	$134
(1)	Includes U.S. Office Fund share of non-cash items, such as fair value adjustments for the period from January 1, 2011 to August 8, 2011
39

SEGMENTED INFORMATION

Brookfield Office Properties and its subsidiaries operate in the U.S., Canada and Australia within the commercial property business. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S.; Toronto, Calgary and Ottawa in Canada; and Sydney, Melbourne and Perth in Australia. Approximately 43.1% of our commercial property net operating income is derived from the U.S. (2010 – 58%) and approximately 37.4% of our assets are invested in the U.S. (2010 – 56%). In the first quarter of 2010, we also established a holding company in the United Kingdom and made investments in that market. Our United Kingdom investment is currently managed out of our U.S. platform and has been included as such until a platform is established in the United Kingdom. Our previously owned residential development operations were focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Missouri in the U.S.

We disclose information about our reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The following summary presents segmented financial information for our principal areas of business:

Commercial							Residential
United States			Canada		Australia		Development		Total
Dec. 31,		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(Millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Revenue	$1,016	$752	$553	$526	$218	$48	$—	$—	$1,787	$1,326

Commercial property net operating income	554	414	307	281	153	34	—	—	1,014	729
Interest and other income	76	75	34	33	20	2	—	—	130	110
	630	489	341	314	173	36	—	—	1,144	839

Interest expense(1)	(326)	(236)	(137)	(127)	(77)	(17)	—	—	(540)	(380)
General and administrative expense(2)	(67)	(70)	(63)	(50)	(10)	(3)	—	—	(140)	(123)
Other(3)	(16)	6	1	23	1	4	—	—	(14)	33
Funds from operations of equity accounted investments	172	233	18	17	21	4	—	—	211	254
Funds from discontinued operations	21	30	—	—	—	—	13	128	34	158
Non-controlling interests in funds from operations	(33)	(39)	(22)	(14)	—	(1)	—	—	(55)	(54)
Funds from operations	381	413	138	163	108	23	13	128	640	727
Fair value gains (losses)	605	396	222	172	130	72	—	—	957	640
Fair value gains (losses) of equity accounted investments	399	358	(10)	(12)	(1)	4	—	—	388	350
Other(4)	161	(13)	(2)	(29)	(4)	—	—	—	155	(42)
Income taxes	(149)	71	(99)	(37)	(66)	(28)	—	—	(314)	6
Funds from discontinued operations	(21)	(30)	—	—	—	—	(13)	(128)	(34)	(158)
Non-controlling interests in funds from operations	33	39	22	14	—	1	—	—	55	54
Income from continuing operations	1,409	1,234	271	271	167	72	—	—	1,847	1,577
Income from discontinued operations	36	17	—	—	—	—	13	92	49	109
Net income	1,445	1,251	271	271	167	72	13	92	1,896	1,686
Net income attributable to non-controlling interests	131	79	67	48	8	7	—	—	206	134
Net income attributable to shareholders	$1,314	$1,172	$204	$223	$159	$65	$13	$92	$1,690	$1,552

(1) Includes allocation of interest expense on corporate debt and capital securities of $17 million to United States and $52 million to Canada (2010 - $22 million to United States and $52 million to Canada)

(2) Includes allocation of corporate level general and administrative expenses of $12 million to United States and $9 million to Canada (2010 - $21 million to United States and nil to Canada)

(3) Includes $53 million realized gain on investment in U.S. commercial operations in the year ended December 31, 2010

(4) Includes $150 million recognition of deferred gain in U.S. commercial operations upon settlement of the option in the year ended December 31, 2011

40

	Commercial						Residential
	United States		Canada		Australia		Development		Total
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(Millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Non-current assets(1)	$15,014	$10,636	$5,185	$4,333	$3,969	$3,153	$—	$1,540	$24,168	$19,662
Other assets	718	394	154	194	104	170	—	—	976	758
Total assets	$15,732	$11,030	$5,339	$4,527	$4,073	$3,323	$—	$1,540	$25,144	$20,420
Total liabilities	$8,188	$5,190	$3,291	$2,975	$1,986	$1,609	$—	$576	$13,465	$10,350
Investment in commercial properties	$5,967	$516	$175	$—	$269	$1,618	$—	$—	$6,411	$2,134
Investment in development properties	69	—	—	—	—	492	—	—	69	492
Investment in equity accounted investments	57	74	—	—	—	282	—	—	57	356
Investment in participating loan notes	—	—	—	—	—	411	—	—	—	411
Capital expenditures-commercial properties	114	43	52	32	7	—	—	—	173	75
Capital expenditures-development properties	24	33	19	16	269	60	—	—	312	109

(1) Non-current assets includes equity accounted investments in the United States, Canada and Australia segments of $1,529 million, nil and $275 million, respectively (2010 - $2,242 million, $4 million and $282 million, respectively)

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(Millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Total commercial property net operating income(1)	$831	$798	$329	$302	$231	$52	$—	$—	$1,391	$1,152

(1) Includes commercial property net operating income of equity accounted investments of $277 million, $22 million and $78 million in the United States, Canada and Australian commercial operations, respectively (2010 - $386 million, $21 million and $16, respectively)

41

QUARTERLY RESULTS

The 2011 and 2010 results in accordance with IFRS by quarter are as follows:

	2011				2010
(Millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$527	$492	$388	$380	$397	$323	$307	$299
Net income from continuing operations attributable to shareholders	342	423	596	280	933	138	139	233
Net income attributable to shareholders	338	415	631	306	971	159	172	250

Net income (loss) per share attributable to common shareholders – basic
Continuing operations	$0.65	$0.81	$1.16	$0.53	$1.84	$0.26	$0.26	$0.44
Discontinued operations	(0.01)	(0.01)	0.07	0.05	0.07	0.04	0.07	0.04
	$0.64	$0.80	$1.23	$0.58	$1.91	$0.30	$0.33	$0.48

Net income (loss) per share attributable to common shareholders – diluted
Continuing operations	$0.59	$0.73	$1.05	$0.49	$1.63	$0.24	$0.25	$0.41
Discontinued operations	(0.01)	(0.01)	0.06	0.05	0.07	0.04	0.06	0.03
	$0.58	$0.72	$1.11	$0.54	$1.70	$0.28	$0.31	$0.44

Selected Annual Information

(US Millions, except per share information)	2011	2010	2009
Revenue	$1,787	$1,326	$1,156
Net income (loss) from continuing operations attributable to shareholders	1,641	1,443	(383)
Per share attributable to common shareholders	3.15	2.80	(0.91)
Per diluted share attributable to common shareholders	2.83	2.53	(0.90)
Net income (loss) attributable to shareholders	1,690	1,552	(220)
Per share attributable to common shareholders	3.24	3.02	(0.53)
Per diluted share attributable to common shareholders	2.92	2.73	(0.52)
Common share dividends paid per share	0.56	0.56	0.56
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
Total assets	$25,144	$20,420	$15,459
Total non-current financial liabilities	10,929	6,482	5,670

42

PART III – RISKS AND UNCERTAINTIES

Brookfield Office Properties’ financial results are impacted by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets which generate sustainable streams of cashflow. While high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects us against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form which is posted on our website at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

PROPERTY RELATED RISKS

Commercial properties

Our strategy is to invest in high-quality office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the office property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our Direct office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners and managers of premier office properties, lease roll-overs also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.

INTEREST RATE AND FINANCING RISK

We attempt to stagger the maturities of our mortgage portfolio, to the extent possible, evenly over a 10-year time horizon. We believe that this strategy will allow us to manage interest rate risk most effectively.

As outlined under “Capital Resources and Liquidity,” beginning on page 28 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy of staggering the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

At December 31, 2011, we had a floating rate bank credit facility of $660 million which matures in March 2014. Additionally, one of our subsidiaries has bilateral agreements with a number of Canadian chartered banks for an aggregate floating rate bank credit facility of C$125 million, the terms of which extend to June 2014. At December 31, 2011, the balances drawn on these facilities were $381 million. There is a risk that lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. However, we have historically been successful in negotiating extension options.

Approximately 27% of our outstanding commercial property debt at December 31, 2011 is floating rate debt (December 31, 2010 – 36%) and subject to fluctuations in interest rates. The effect of a 100 basis point increase in interest rates on interest expense relating to our corporate and commercial floating rate debt, up to 5% LIBOR, is an increase in interest expense of $30 million or $0.06 per common share on an annualized basis. Taking into account our preferred shares issued by BPO Properties, a 100 basis point increase in rates would increase income attributable to non-controlling interests by an additional $4 million on an annualized basis. In addition, we have exposure to interest rates within our equity accounted investments. As discussed in the Derivative Financial Instruments section beginning on page 47, we have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts.

We currently have a level of indebtedness of 50% of fair value of our commercial properties (December 31, 2010 – 50%). It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.

43

CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 7.8% of out tenant base and currently, no one tenant comprises more than 6.8% of total leasable area.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 7 of this MD&A.

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2012	2013	2014	2015	2016	2017	Beyond	Year of Expiry(3)	Total	%(2)
1	Government & Government Agencies	All Markets	AA+	144	1,213	205	1,204	275		2,289	Various	5,330	7.8%
2	Bank of America/Merrill Lynch (4)	NY/Toronto/Denver/LA	A	51	3,504		21			1,082		4,658	6.8%
3	Wells Fargo/Wachovia(5)	New York	AA-		3	66	1,399			76	2019	1,544	2.3%
4	CIBC World Markets(6)	NY/Toronto/Calgary	A+					7		1,420	2033	1,427	2.1%
5	Suncor Energy	Calgary	BBB+							1,313	2028	1,313	1.9%
6	RBC	Six Markets	AA-	55	58		12	16		1,157	2023	1,298	1.9%
7	Kellogg, Brown & Root	Houston	Not Rated							1,268	2030	1,268	1.9%
8	Bank of Montreal	Calgary/Toronto	A+		29	13		17		1,073	2024	1,132	1.7%
9	Target Corporation	Minneapolis/LA	A+							984	2024	984	1.4%
10	KPMG	Washington D.C./Sydney/ Toronto	Not Rated	210				295		371	2024	876	1.3%
11	Imperial Oil	Calgary	AAA					717				717	1.1%
12	Encana Corporation	Calgary/Denver	BBB+				241			467	2019	708	1.0%
13	Devon Energy	Houston	BBB+		18					647	2020	665	1.0%
14	PricewaterhouseCoopers	Sydney/Houston/Calgary	Not Rated			145	519					664	1.0%
15	Continental Airlines	Houston	B	142		117	393					652	1.0%
16	Société Générale	New York/Houston	Not Rated		12					593	2032	605	0.9%
17	Cadwalader, Wickersham & Taft	New York	Not Rated							549	2024	549	0.8%
18	Talisman Energy	Calgary	BBB					12		527	2025	539	0.8%
19	Ernst & Young	Denver/LA/Sydney	Not Rated					360		150	2022	510	0.7%
20	Chevron	Houston	AA	164						311	2019	475	0.7%
	Total			766	4,837	546	3,789	1,699	―	14,277		25,914	38.1%
	Total %			3.0%	18.7%	2.1%	14.6%	6.6%	―	55.0%		100.0%
(1)	From Standard & Poor’s, Moody’s or DBRS
(2)	Prior to considering partnership interests in partially-owned properties
(3)	Reflects the year of maturity related to lease(s) included in the ‘beyond’ column and is calculated for multiple leases on a weighted average basis based on square feet where practicable
(4)	Bank of America/Merrill Lynch leases 4.6 million square feet in the World Financial Center ("WFC"), of which they occupy 2.7 million square feet with the balance being leased to various subtenants ranging in size up to 500,000 square feet. Of this 2.7 million square feet, 1.9 million is in 4 WFC, and 0.8 million square feet is in 2 WFC
(5)	Wells Fargo/Wachovia leases 1.4 million square feet at One New York Plaza, of which they occupy 148,000 square feet with the balance being leased to five subtenants ranging in size up to 756,000 square feet
(6)	CIBC leases 1,094,000 square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PriceWaterhouseCoopers

When we make loans or enter into other financial arrangements with related parties, we manage credit risk by entering into such transactions under normal commercial terms.

LEASE ROLL-OVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; only 8% of our leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 7 of this MD&A.

44

The following table sets out lease expiries, by square footage, for our portfolio at December 31, 2011, including our equity accounted investments:

	Currently Available								2019 & Beyond
(000's Sq. Ft.)		2012	2013	2014	2015	2016	2017	2018		Total
Midtown, New York	488	79	556	149	432	329	54	278	3,865	6,230
Downtown, New York	881	220	3,784	326	1,780	439	636	89	4,466	12,621
Boston	291	1	6	13	―	1	21	254	209	796
Washington, D.C.	467	512	481	1,503	378	281	188	878	1,816	6,504
Los Angeles	714	364	177	278	180	411	256	622	1,528	4,530
Houston	818	725	427	622	774	275	295	37	4,190	8,163
Denver	40	1,088	180	74	125	182	216	21	717	2,643
Minneapolis	152	38	199	206	180	118	107	187	1,343	2,530
Toronto	566	284	436	302	522	935	481	363	4,870	8,759
Calgary	47	102	106	103	536	823	96	198	3,933	5,944
Ottawa	5	13	1,151	9	547	6	―	―	16	1,747
Sydney	94	98	114	65	590	783	99	706	1,536	4,085
Melbourne	37	82	23	68	198	88	149	14	1,618	2,277
Perth	33	―	―	335	9	4	61	12	158	612
Other	21	36	105	25	75	45	48	11	296	662
Total Managed	4,654	3,642	7,745	4,078	6,326	4,720	2,707	3,670	30,561	68,103

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

OTHER RISKS AND UNCERTAINTIES

Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2012 may not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years. As we continue to face the possibility of a slow recovery amidst uncertainty in global financial markets, it is possible we will see downward pressure on overall occupancy levels and net effective rents.

INSURANCE RISKS

United States

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 2014.

45

With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $2.5 billion of TRIA coverage for all U.S. properties. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2011, we expect Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.

Canada

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is C$1.5 billion per occurrence. Our earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence. Windstorm is included under the all risk coverage and has C$1.5 billion limits per occurrence with a C$10,000 deductible.

With respect to our Canadian properties, we purchase an insurance policy that covers acts of terrorism for limits up to C$1 billion.

Australia

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is A$1 billion per occurrence. Our earthquake limit is A$600 million per occurrence and in the aggregate. This coverage is subject to a A$10,000 deductible. The weather catastrophe limit is A$600 million per occurrence and in the annual aggregate. Both earthquake and weather catastrophe coverage is subject to a deductible of 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is A$600 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

Terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

FOREIGN EXCHANGE FLUCTUATIONS

Approximately 37% of our assets and 43% of our revenues originate in Canada and Australia and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and from time to time, supplemented through the use of derivative contracts as discussed under Derivative Financial Instruments on the following pages. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. Similarly, we attempt to mitigate the currency risk on revenues by incurring associated operating costs and interest expense in local currencies. Our hedging policy does not require us to hedge the remaining net capital invested in non-U.S. operations, due to the long term ownership profile of our assets. We will, however, enter into hedging arrangements from time to time if we believe currency valuations are misaligned and to protect shorter term capital flows.

At December 31, 2011, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $1 million on an annual basis. At December 31, 2011, based on our net Australian dollar funds from operations, a $0.01 appreciation in the Australian dollar relative to the U.S. dollar would result in an increase in our funds from operations of $1 million on an annual basis. In the first quarter of 2010, we established a holding company to hold investments in commercial properties and developments in London, United Kingdom. As a result of our investment in the United Kingdom, we are subject to foreign currency risk due to potential fluctuations in exchange rates between the British pound and the U.S. dollar. We attempt to mitigate the foreign currency risk relating to these investments using methods similar to those discussed above. Our investment in the UK does not currently generate any income.

46

DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. In 2011 and/or 2010, we used the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of our variable rate debt; and

•	Total return swaps on our shares to economically hedge exposure to variability in share price under our Deferred Share Unit Plan.

We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.

Interest rate hedging

The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at December 31, 2011 and December 31, 2010:

(Millions)	Hedging Item	Notional	Rates	Maturity Dates	Fair Value
Dec. 31, 2011	Forecasted fixed rate debt interest rate swaps	C$225	3.4% to 3.6%	Apr to Nov 2023	(C$17)
	Forecasted fixed rate debt interest rate swaps	A$357	5.2%	Jan 2014	(A$10)
	Interest rate caps of US$ LIBOR debt	$918	3.8% to 5.5%	Mar 2012 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt	$957	0.8% to 5.7%	Sept 2012 to May 2014	($14)
	Interest rate swaps of AUD$ BBSW/BBSY debt	A$512	4.8% to 5.6%	Jan 2012 to Jan 2016	(A$9)
	Interest rate swap of AUD$ debt	A$419	5.9%	Jul 2016	(A$34)
	Forecasted fixed rate debt interest rate swaps	$1,015	2.6% to 4.7%	Feb 2022 to Nov 2024	($140)
Dec. 31, 2010	Forecasted fixed rate debt interest rate swaps	C$60	2.5%	March 2011	(C$2)
	Interest rate caps of US$ LIBOR debt	$300	5.0%	August 2011	nil
	Interest rate swaps of AUD$ BBSW/BBSY debt	A$257	5.0%	April 2011 to Jan 2012	A$1
	Interest rate swaps of US$ LIBOR debt	$250	0.8% to 1.2%	Sept 2012 to July 2013	($1)
	Forecasted fixed rate debt interest rate swaps	$25	3.5%	August 2021	nil

At December 31, 2011, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable swap curves derived from market interest rates.

Foreign currency hedging

The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at December 31, 2011 and December 31, 2010:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Dec. 31, 2011	Foreign currency forward	British pounds	GBP£45	GBP£0.64/US$	nil	Mar 2012	GBP denominated net investment
	Foreign currency forward	Australian dollar	A$135	A$0.98/US$	($4)	Jan 2012	A$ denominated net investment
Dec. 31, 2010	Foreign currency forward	British pounds	GBP£45	GBP£0.64/US$	($1)	Mar 2011	GBP denominated net investment
	Foreign currency forward	Canadian dollar	C$500	C$1.00/US$	($10)	On or before Mar 2011	C$ denominated net investment
	Foreign currency forward	Australian dollar	A$1,100	A$0.98/US$	($53)	On or before Jun 2011	A$ denominated net investment

In addition, as of December 31, 2011 we had designated C$903 million (December 31, 2010 – C$950 million) of our Canadian dollar financial liabilities as hedges of the net investment in our Canadian operations.

47

Other derivatives

The following table provides details of other derivatives outstanding as at December 31, 2011 and December 31, 2010:

(Millions)	Derivative Type	Notional	Rate	Maturity	Fair Value	Fair Value Gain/Loss	Classification of Gain/Loss
Dec. 31, 2011	Total return swap(1)				$2	($17)	General and administrative expense
Dec. 31, 2010	Interest rate swap	$500	1.4%	2011	($3)	($6)	Fair value gains, net
	Forward rate swaps	A$470	5.7%	2011	(A$1)	A$1	Fair value gains, net
	Interest rate swaptions	A$431	5.9%	2011	(A$7)	A$4	Fair value gains, net
	Forward starting swaps	$150	2.8%	2017	nil	nil	Fair value gains, net
	Total return swap(1)				$19	$6	General and administrative expense

(1)Relates to the total return swap on our shares in connection with our Deferred Share Unit Plan

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

48

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES

On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The related party disclosures included in the accompanying financial statements have been prepared in accordance with the revised standard.

FUTURE ACCOUNTING POLICY CHANGES

Financial Instruments

IFRS 9, “Financial Instruments” (“IFRS 9”) is a multi-phase project to replace IAS 39. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

Consolidated Financial Statements

IFRS 10, “Consolidated Financial Statements” (“IFRS 10”) establishes principles for the preparation of consolidated financial statements when a reporting entity controls one or more other entities. The standard defines the principle of control and establishes control as the basis for determining which entities are consolidated in the financial statements of the reporting entity. The standard also sets out the accounting requirements for the preparation of consolidated financial statements.

Joint Arrangements

IFRS 11, “Joint Arrangements” (“IFRS 11”) replaces the existing IAS 31, “Interests in Joint Ventures” (“IAS 31”). IFRS 11 requires that entities consider whether a joint arrangement is structured through a separate vehicle, as well as the terms of the contractual arrangement and other relevant facts and circumstances, to assess whether the venture is entitled to only the net assets of the joint arrangement (a “joint venture”) or to its share of the assets and liabilities of the joint arrangement (a “joint operation”). Joint ventures are accounted for using the equity method, whereas joint operations are accounted for using proportionate consolidation.

Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities” (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires the entity to disclose information that enables users of financial statements to evaluate (i) the nature of, and risks associated with, the reporting entity’s interests in other entities and (ii) the effects of those interests on the entity’s financial position, financial performance and cashflows.

Fair Value Measurement

IFRS 13, “Fair Value Measurement” (“IFRS 13”) replaces the current guidance on fair value measurement in IFRS with a single standard. The standard defines fair value, provides guidance on its determination and requires disclosures about fair value measurements but does not change the requirements about the items that should be measured and disclosed at fair value.

Income Taxes

Amendments have been made to IAS 12, “Income Taxes” (“IAS 12”), that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, “Investment Property”. The amendments introduce a rebuttable presumption that, for purposes of determining deferred tax consequences associated with temporary differences relating to investment properties, the carrying amount of an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and which require the most subjective judgment and estimates on the part of management.

Investment Properties

Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Active developments are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. Valuations of investment properties are most sensitive to changes in the discount rate and timing or variability of cashflows.

49

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for development or redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. We consider practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where we have pre-leased space as of or prior to the start of the development and the lease requires us to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs we incur in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

U.S. Office Fund

Our interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings, an entity we originally established along with our joint venture partner, Blackstone, to acquire Trizec Properties Inc. Under the terms of a joint venture agreement, Blackstone held an option, commencing January 2011 for nine months, to call certain properties sub-managed by Blackstone in exchange for its equity interest in TRZ Holdings; in the event Blackstone did not first exercise its option, we had an option, commencing in 2013 for a period of 14 months, to put the Blackstone sub-managed properties to Blackstone in redemption of its interest in TRZ Holdings (collectively, the U.S. Office Fund option).

On August 9, 2011, Blackstone exercised its option, redeeming its equity interest in TRZ Holdings in exchange for its sub-managed properties and repaid the debt associated with those properties. Prior to the exercise of the U.S. Office Fund option, we and Blackstone had joint control over the strategic financial and operating policy decisions of TRZ Holdings and it was accounted for as a jointly controlled entity following the equity method of accounting. Following the exercise of the U.S. Office Fund option, we held an 82.72% equity interest in TRZ Holdings and obtained control over the strategic financial and operating policy decisions of the entity. Accordingly, we have consolidated our interest in TRZ Holdings effective August 9, 2011 and recognized the assets, liabilities and non-controlling interests in TRZ Holdings at fair value as at that date in accordance with IFRS 3, “Business Combinations”.

Australian Portfolio

We acquired, through participating loan notes, an economic interest in the results of operations and changes in fair values of the properties in the Australian portfolio. We have the ability to convert these participating loan notes, at any time, into direct ownership interests in either the properties in the Australian portfolio or the property subsidiaries. Certain of these participating loan interests provide us with control over the property subsidiaries into which the loan interest can be converted and, accordingly, we have consolidated the assets, liabilities and results of operations of the property subsidiaries. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests and accounted for as loans and receivables.

As a result of this arrangement, we hold a 73.8% controlling interest in Prime, an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and have recognized the non-controlling interest in the net assets of Prime in equity.

Tax

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current income tax relating to items recognized directly in equity are also recognized directly in equity.

In accordance with IFRS, we use the liability method of accounting for deferred income taxes and provide for deferred income taxes for all significant differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxes related to temporary differences arising in our REIT subsidiaries, joint ventures and associates are measured based on the tax rates applicable to distributions received by the investor entity on the basis that REITs can deduct dividends or distributions paid such that their liability for income taxes is substantially reduced or eliminated for the year, and we intend that these entities will continue to distribute their taxable income and continue to qualify as REITs for the foreseeable future.

50

We measure deferred income taxes associated with its investment properties based on our specific intention with respect to each asset at the end of the reporting period. Where we have a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of the investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

Judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any related valuation allowance. To the extent a valuation allowance is created or revised, current period earnings will be affected. Judgment is required to assess tax interpretations, regulations and legislation, which are continually changing to ensure liabilities are complete and to ensure assets net of valuation allowances are realizable. The impact of different interpretations and applications could potentially be material.

We also make judgments with respect to the taxation of gains inherent in our investments in foreign subsidiaries and joint ventures. While we believe that the recovery of our original investment in these foreign subsidiaries and joint ventures will not result in additional taxes, certain unremitted gains inherent in those entities could be subject to foreign taxes depending on the manner of realization.

Revenue Recognition

We account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the company is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received. Where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, we exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

An allowance for doubtful accounts is recorded, if necessary, for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants’ payment history and current credit status, as well as certain industry or geographic specific credit considerations.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Financial Instruments

We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics and our designation of the instrument. The category into which we classify financial instruments determines its measurement basis (e.g., fair value, amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with valuation of investment properties. When designating derivatives in cash flow hedging relationships, we make assumptions about the timing and amount of forecasted transactions, including anticipated financings and refinancings.

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

USE OF ESTIMATES

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

51

RELATED PARTY TRANSACTIONS

In the normal course of operations, we enter into various transactions on market terms with related parties, which have been measured at exchange value. The following table summarizes transactions and balances with BAM and its subsidiaries:

(Millions)	Year ended Dec. 31,
	2011	2010
Transactions for the
Lease revenue	$2	$2
Interest income	91	50
Interest expense	40	13
	Dec. 31, 2011	Dec. 31, 2010
Balances outstanding as at
Participating loan interests receivable	$439	$411
BRPI promissory notes(1)	470	—
Loans receivable designated as FVTPL	138	—
Loans receivable	224	655
Commercial property debt payable	417	416
Bridge facility payable	—	428

(1) Refer to page 18 for details of related put arrangement

We hold a 70% interest in Brookfield Properties Management Pty Ltd. which manages the properties in the Australian portfolio and certain other properties owned by subsidiaries of BAM, with the remaining 30% held by BAM. We have an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2015.

52

PART v – bUSINESS ENVIRONMENT AND OUTLOOK

OPERATING ENVIRONMENT AND OUTLOOK

The positive momentum we witnessed in the beginning of 2011 slowed down with the debt crisis in Europe. The full effects have not played out yet, but to-date we are seeing the biggest impact in our US markets where unemployment levels, though recently on the road to recovery, are at extreme highs and deficits remain unresolved. We are also heavily invested in Canada and Australia, where financial fundamentals are strong and employment is meaningfully better than in the U.S. As an organization, we have a healthy respect for the cyclical nature of real estate and financial markets and we attempt to implement a strategy accordingly. We aim to position ourselves to perform well despite the direction of the general economy and have made an effort over recent years to diversify our tenant base and enter into new markets where we see strong and growing economies. Despite the uncertainties the impact of Europe will have on our business, leasing economics continued to improve as a result of a healthier supply and demand balance than we have seen in years. During 2011, we were able to lease 10.1 million square feet, resulting in our most successful year of leasing ever, surpassing the second highest total by 22%. The majority of this leasing was early renewals, thereby reducing our rollover exposure in the out-years. Our overall occupancy stands at 93.2%, a dip since the end of the prior year but this is mostly attributable to new property acquisitions of low-occupied buildings where we feel we can achieve growth and positive results through applying our successful asset management strategies to lease-up these buildings. Our tenant base remains strong and diverse and our lease profile has only 5.3% of the space within our portfolio scheduled to come off lease in 2012. A major focus at the moment is 2013 lease rolls, specifically in lower Manhattan where we have had some success to-date in reletting the space that expires. We are in serious discussions with a number of tenants, and if these serious discussions lead to signed leases we expect to see our current five-year expiry exposure improve by approximately 600 basis points and have a significant impact to our net operating income. Additionally, our current in-place rents in each of our regions are below-market, allowing for a potential mark-to-market upside across our portfolio of up to 21% overall. Also during 2011, we successfully financed or refinanced $3.8 billion of debt, positioning us to have manageable debt rolls in the near term, as in the next five years we don’t have any year in excess of $2.5 billion of debt coming due.

The focus of our commercial development platform in 2011 had been on working to complete construction of our underway City Square project in Perth on time and on budget. We have been successful to date as the site is already 100% leased and expected to be operating in Q2 2012. In the upcoming months we plan to focus on our pipeline as well as the redevelopment of the World Financial Center, which is already underway. Other priorities for the year are to secure anchor tenants and begin construction on one or more of our development sites, including commencing the construction of the deck at Manhattan West. Of course, new developments will have to provide an appropriate risk-adjusted return, achieve pre-leasing targets, and be financeable before we would be willing to proceed.

During 2011, our value per share increased 15% and our total assets now stand at $25 billion. A main focus during 2011 was to recycle capital out of mature assets and into value-add opportunities and through these efforts we’ve positioned ourselves to benefit from a significant amount of incremental funds from operations upon stabilization of these new assets. Looking to the upcoming years, with a solid global platform consisting of a strong balance sheet offering financial flexibility, a well-leased portfolio with below-market net rents, a high-quality global tenant base, and a 15-million-square-foot development pipeline, Brookfield Office Properties is well-positioned to deliver on its commitments to shareholders.

DISCLOSURE CONTROLS AND PROCEDURES

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of December 31, 2011. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures are effective as of December 31, 2011 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to us by others within those entities.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in our company’s internal control over financial reporting that occurred during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Management has also evaluated the effectiveness of our internal control over financial reporting as of December 31, 2011, and based on that assessment determined that our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control over Financial Reporting on page 57 of this annual report.

Bryan K. Davis

Chief Financial Officer

March 9, 2012

53

DIVIDENDS

Dividends paid by Brookfield Office Properties during the year ended December 31, 2011 and in the past three fiscal years are as follows:

		Year ended	Year ended	Year ended	Year ended
	Currency	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008
Common shares	US$	$0.5600	$0.5600	$0.5600	$0.5600
Class A preferred shares	C$	0.0833	0.0833	0.0833	0.0833
Class AA Series E preferred shares	C$	0.5250	0.4414	0.4480	0.8776
Class AAA Series E preferred shares	C$	0.5250	0.4536	0.4267	0.8457
Class AAA Series F preferred shares	C$	1.5000	1.5000	1.5000	1.5000
Class AAA Series G preferred shares	US$	1.3125	1.3125	1.3125	1.3125
Class AAA Series H preferred shares	C$	1.4375	1.4375	1.4375	1.4375
Class AAA Series I preferred shares	C$	1.3583	1.3000	1.3000	1.3000
Class AAA Series J preferred shares	C$	1.2500	1.2500	1.2500	1.2500
Class AAA Series K preferred shares	C$	1.3000	1.3000	1.3000	1.3000
Class AAA Series L preferred shares	C$	1.6875	1.6875	0.4531	―
Class AAA Series N preferred shares	C$	1.5375	1.4480	―	―
Class AAA Series P preferred shares	C$	1.2875	0.2504	―	―
Class AAA Series R preferred shares	C$	0.4192	―	―	―

54

Management’s Responsibility for the Financial Statements

The consolidated financial statements and management’s financial analysis and review contained in this annual report are the responsibility of the management of the company. To fulfill this responsibility, the company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable financial information is produced. The consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s best judgment in the circumstances. The financial information presented throughout this annual report is consistent with the information contained in the consolidated financial statements.

Deloitte & Touche LLP, the independent registered chartered accountants appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the Board of Directors and shareholders their opinion on the consolidated financial statements. Their report as independent registered chartered accounts is set out on the following page.

The consolidated financial statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have direct and full access to the Audit Committee and meet with the committee both with and without management present. The Board of Directors, directly and through its Audit Committee, oversees management responsibilities and is responsible for reviewing and approving the financial statements.

Richard B. Clark Chief Executive Officer March 9, 2012	Bryan K. Davis Chief Financial Officer

55

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Brookfield Office Properties Inc.

We have audited the accompanying consolidated financial statements of Brookfield Office Properties Inc., formerly Brookfield Properties Corporation, and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2011 and December 31, 2010, and the consolidated statements of income, statements of comprehensive income, statements of changes in equity and statements of cashflow for the years then ended, and the notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2011 and December 31, 2010 and its financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 9, 2012

56

Management’s Report on Internal Control over Financial Reporting

Management of Brookfield Office Properties Inc., formerly Brookfield Properties Corporation, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation to the effectiveness of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Brookfield Office Properties Inc.’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as at December 31, 2011, Brookfield Office Properties Inc.’s internal control over financial reporting is effective. There are no material weaknesses that have been identified by Management.

Brookfield Office Properties Inc.'s internal control over financial reporting as at December 31, 2011 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited Brookfield Office Properties Inc.’s consolidated financial statements for the year ended December 31, 2011, and as stated in the Report of Independent Registered Chartered Accountants, Deloitte & Touche LLP, expressed an unqualified opinion on the effectiveness of Brookfield Office Properties Inc.'s internal control over financial reporting.

Richard B. Clark Chief Executive Officer March 9, 2012	Bryan K. Davis Chief Financial Officer

57

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Brookfield Office Properties Inc.

We have audited the internal control over financial reporting of Brookfield Office Properties Inc., formerly Brookfield Properties Corporation, and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 9, 2012 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 9, 2012

58

Consolidated Balance Sheets

(US Millions)	Note	Dec. 31, 2011	Dec. 31, 2010
Assets
Non-current assets
Investment properties
Commercial properties	5	$19,258	$12,742
Commercial developments	5	1,412	1,050
Equity accounted investments and participating loan interests
Investment in U.S. Office Fund	6	―	1,285
Jointly controlled entities	7	1,804	1,243
Investments in associates	9	13	18
Participating loan interests	10	439	411
Other non-current financial assets	11	817	1,022
		23,743	17,771
Current assets
Receivables and other assets	12	473	574
Restricted cash and deposits	13	69	42
Cash and cash equivalents		434	142
		976	758
Assets held for sale	14	425	1,891
Total assets		$25,144	$20,420

Liabilities Non-current liabilities
Commercial property debt	15	$9,993	$5,339
Capital securities – corporate	16	844	1,038
Other non-current financial liabilities	17	92	105
Other non-current liabilities	18	―	172
Deferred tax liabilities	20	547	366
		11,476	7,020
Current liabilities
Commercial property debt	15	642	1,922
Capital securities - corporate	16	150	―
Accounts payable and accrued liabilities	19	980	659
		1,772	2,581
Liabilities associated with assets held for sale	14	217	749
Total liabilities		13,465	10,350

Equity
Preferred equity	21	1,095	848
Common equity	21	9,080	7,959
Total shareholders’ equity		10,175	8,807
Non-controlling interests	21	1,504	1,263
Total equity		11,679	10,070
Total liabilities and equity		$25,144	$20,420

See accompanying notes to the consolidated financial statements

59

Consolidated Statements of Income

(US Millions, except per share amounts)	Note	2011	2010
Revenue	22	$1,787	$1,326
Commercial property net operating income	22	1,014	729
Interest and other income	22	130	110
		1,144	839
Interest expense
Commercial property debt		483	322
Capital securities – corporate		57	58
General and administrative expense		140	123
Depreciation		9	9
Income from continuing operations before gains and other items, fair value gains, net, share of net earnings from equity accounted investments and income taxes		455	327
Gains and other items, net	23	150	―
Fair value gains, net	24	957	640
Share of net earnings from equity accounted investments	25	599	604
Income from continuing operations before income taxes		2,161	1,571
Income taxes	20	314	(6)
Income from continuing operations		1,847	1,577
Income from discontinued operations	14	49	109
Net income		$1,896	$1,686

Net income attributable to
Shareholders		$1,690	$1,552
Non-controlling interests		206	134
		$1,896	$1,686
Net income per share attributable to common shareholders - basic
Continuing operations		$3.15	$2.80
Discontinued operations		0.09	0.22
		$3.24	$3.02
Net income per share attributable to common shareholders - diluted
Continuing operations		$2.83	$2.53
Discontinued operations		0.09	0.20
		$2.92	$2.73

See accompanying notes to the consolidated financial statements

60

Consolidated Statements of Comprehensive Income

(US Millions)	2011	2010
Net income	$1,896	$1,686
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	(65)	288
Losses on hedges of net investments in foreign operations, net of income taxes for the year ended December 31, 2011 of $8 million (2010 – $23 million)	(24)	(112)
Reclassification of net foreign exchange gains on disposition of residential development segment	(29)	―
	(118)	176
Derivatives designated as cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the year ended December 31, 2011 of $52 million (2010 – $4 million)	(204)	28
Reclassification of (gains) losses on derivatives designated as cash flow hedges, net of income taxes for the year ended December 31, 2011 of $1 million (2010 - $5 million)	2	(28)
	(202)	―
Other comprehensive income (loss)	(320)	176
Comprehensive income	$1,576	$1,862

Comprehensive income attributable to
Shareholders
Net income	$1,690	$1,552
Other comprehensive income (loss)	(301)	146
	1,389	1,698
Non-controlling interests
Net income	206	134
Other comprehensive income (loss)	(19)	30
	$187	$164

See accompanying notes to the consolidated financial statements

61

Consolidated Statements of Changes in Equity

(US Millions)	Note	2011	2010
Preferred equity
Balance, beginning of period		$848	$304
Proceeds from preferred share offering		247	544
Balance, end of period	21	$1,095	$848

Common equity
Common shares
Balance, beginning of period		$3,316	$3,303
Shares repurchased		(6)	—
Dividend reinvestment		5	3
Proceeds from shares issued on exercise of options		15	10
Balance, end of period		3,330	3,316
Contributed surplus
Balance, beginning of period		101	10
Shares repurchased		(8)	—
Stock-based compensation awards		7	6
Derecognition of deferred taxes on issuance of non-controlling interests in REIT subsidiaries		3	76
Excess of net assets over proceeds on disposition of residential development segment	14	(9)	—
Excess of net assets over cost of non-controlling interest repurchased		91	9
Balance, end of period		185	101
Retained earnings
Balance, beginning of period		4,216	3,076
Net income attributable to shareholders		1,690	1,552
Shareholder distributions
Preferred share dividends		(58)	(39)
Common share dividends		(280)	(282)
Excess of non-controlling interests issued over proceeds received		(3)	(31)
Excess of net assets over proceeds on disposition of residential development segment	14	(25)	—
Non-controlling interests issued in excess of redemptions		—	(60)
Balance, end of period		5,540	4,216
Accumulated other comprehensive income
Balance, beginning of period		326	180
Other comprehensive income (loss) attributable to shareholders		(301)	146
Balance, end of period	21	25	326
Total retained earnings and accumulated other comprehensive income		5,565	4,542
Total common equity		$9,080	$7,959

Total shareholders’ equity		$10,175	$8,807

Non-controlling interests
Balance, beginning of period		$1,263	$832
Net income attributable to non-controlling interests		206	134
Other comprehensive income (loss) attributable to non-controlling interests		(19)	30
Distributions to non-controlling interests		(25)	(7)
Non-controlling interests recognized		583	283
Non-controlling interests repurchased		(504)	(9)
Balance, end of period	21	$1,504	$1,263

Total equity		$11,679	$10,070

See accompanying notes to the consolidated financial statements

62

Consolidated Statements of Cashflow

(US Millions)	Note	2011	2010
Operating activities
Net income		$1,896	$1,686
Share of undistributed net earnings from equity accounted investments		(543)	(561)
Fair value (gains) losses, net		(980)	(640)
Deferred income tax expense		224	(39)
(Gains) losses and other items, net	23	(150)	—
Accretion of discount on loan receivable		(39)	(28)
Depreciation		10	12
Accretion of debt discount and transaction costs		26	15
Stock option and deferred share units grant expense	26	7	6
Initial direct leasing costs		(37)	(19)
Decrease (increase) in housing and land inventory		5	(26)
Working capital and other		(46)	(173)
		373	233
Financing activities
Commercial property debt arranged		1,913	619
Commercial property debt repayments		(2,223)	(268)
Corporate credit facilities arranged		1,022	168
Corporate credit facilities repayments		(664)	(268)
Capital securities redeemed		(25)	—
Non-controlling interest issued		210	144
Non-controlling interest purchased		(72)	—
Land development debt arranged		1	388
Land development debt repaid		(10)	(92)
Distributions to non-controlling interest		(25)	(7)
Proceeds from equity installment receivable		121	—
Preferred shares issued		247	544
Preferred share dividends		(58)	(39)
Common shares issued		15	—
Common shares repurchased		(14)	—
Common share dividends		(280)	(282)
		158	907
Investing activities
Acquisitions of real estate		(663)	(437)
Disposition of real estate		544	21
Disposition of residential segment		182	—
Investment in Australia portfolio		(66)	(337)
Investment in real estate joint ventures		(43)	(68)
Cash acquired in business combination		38	—
Distributions from equity accounted investments		—	316
Foreign currency hedges of net investments		(97)	(35)
Loans receivable repaid		145	—
Loans receivable from affiliate advanced		(391)	(50)
Loans receivable from affiliate repaid		572	—
Investment in financial assets		—	(436)
Disposition of financial assets		—	100
Restricted cash and deposits		17	(3)
Capital expenditures – development and redevelopment		(371)	(103)
Capital expenditures – commercial properties		(106)	(70)
		(239)	(1,102)
Increase in cash resources		292	38
Cash and cash equivalents, beginning of period		142	104
Cash and cash equivalents, end of period		$434	$142

See accompanying notes to the consolidated financial statements

63

Notes to the Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE COMPANY

Brookfield Office Properties Inc. (“Brookfield” or “the company”), formerly Brookfield Properties Corporation, is incorporated under the laws of Canada. The company owns, develops and operates commercial office properties in select cities in North America, Australia and the United Kingdom. The company is a subsidiary of Brookfield Asset Management Inc. (“BAM”) which owns 51% of the company’s voting shares. The common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “BPO”. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3 and it operates head offices at Three World Financial Center in New York, New York and Brookfield Place in Toronto, Ontario.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The accounting policies set out below have been applied consistently in all material respects. Standards and guidelines not effective for the current accounting period are described in Note 4.

(b)	Basis of consolidation

The consolidated financial statements include the accounts of the company and its consolidated subsidiaries, which are the entities over which the company has control. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Non-controlling interests in the equity and results of the company’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(c)	Investments in joint ventures and associates
(i)	Interests in joint ventures

A joint venture is a contractual arrangement pursuant to which the company and other parties undertake an economic activity that is subject to joint control whereby the strategic financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control.

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The company reports its interests in jointly controlled entities using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheets at cost as adjusted for the company’s proportionate share of post-acquisition changes in the net assets of the joint ventures, or for post-acquisition changes in any excess of the company’s carrying amount over the net assets of the joint ventures, less any identified impairment loss. When the company’s share of losses of a joint venture equals or exceeds its interest in that joint venture, the company discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the company has incurred legal or constructive obligations to fund the entity or made payments on behalf of that entity.

Where the company undertakes its activities under joint venture arrangements through a direct interest in the joint venture’s assets, rather than through the establishment of a separate entity, the company’s proportionate share of joint venture assets, liabilities, revenues and expenses are recognized in the consolidated financial statements and classified according to their nature.

Where the company transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the company’s interest in the joint venture. Balances outstanding between the company and jointly controlled entities in which it has an interest are not eliminated in the consolidated balance sheets.

(ii)	Investments in associates

An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor a joint venture.

The results and assets and liabilities of associates are incorporated in the company’s consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheets at cost as adjusted for the company’s proportionate share of post-acquisition changes in the net assets of the associates, or for post-acquisition changes in any excess of the company’s carrying amount over the net assets of the associates, less any identified impairment loss. When the company’s share of losses of an associate equals or exceeds its interest in that associate, the company discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the company has incurred legal or constructive obligations or made payments on behalf of that associate.

64

Where a group entity transacts with an associate of the company, profits and losses are eliminated to the extent of the company’s interest in the relevant associate. Balances outstanding between the company and associates are not eliminated in the consolidated balance sheets.

(d)	Investment properties

Investment properties include commercial properties held to earn rental income and properties that are being constructed or developed for future use as investment properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. Related fair value gains and losses are recorded in net income in the period in which they arise.

The cost of commercial developments includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The company considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the company has pre-leased space as of or prior to the start of the development and the lease requires the company to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs incurred by the company in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

(e)	Assets held for sale and discontinued operations

Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for sale in its present condition, and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale; there is an active program to find a buyer; the non-current asset or disposal group is being actively marketed at a reasonable price; the sale is anticipated to be completed within one year from the date of classification, and; it is unlikely there will be changes to the plan. Where an asset or disposal group is acquired with a view to resale, it is classified as a non-current asset held for sale if the disposal is expected to take place within one year of the acquisition, and it is highly likely that the other conditions referred to above will be met within a short period following the acquisition. Non-current assets held for sale and disposal groups that are not investment properties are carried at the lesser of carrying amount and fair value less costs to sell. Investment properties that are held for sale are carried at fair value determined in accordance with IAS 40, Investment Property.

Where a component of an entity has been disposed of, or is classified as held for sale, and it represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, the related results of operations and gain or loss on reclassification or disposition are presented in discontinued operations. The profit or loss arising on disposition of assets or disposal groups that do not represent discontinued operations are presented in Gains (losses) and other items, net.

(f)	Taxation

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized directly in equity.

(g)	Provisions

A provision is a liability of uncertain timing or amount. Provisions are recognized when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to passage of time is recognized as interest expense.

65

(h)	Foreign currencies

The financial statements are presented in U.S. dollars, which is the functional currency of the company and the presentation currency for the consolidated financial statements.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the income statement in interest and other, except for those related to monetary liabilities qualifying as hedges of the company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in other comprehensive income.

(i)	Share-based payments

The company and its subsidiaries issue share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions is determined as the fair value of the options on the grant date using a fair value model. The cost of the stock-options is recognized on a proportionate basis consistent with the vesting features of each tranche of the grant. The cost of cash-settled share-based transactions is measured as the fair value at the grant date, and expensed over the vesting period with the recognition of a corresponding liability. The liability is measured at each reporting date at fair value with changes in fair value recognized in income.

(j)	Revenue recognition

(i)	Commercial operations

The company has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the company is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

(ii)	Performance and management fee revenue

The company is entitled to management fees and performance fees on the management of properties for third parties. The company recognizes management fees as earned. The company recognizes performance fees in revenue when the amount receivable from its fund partners is determinable at the end of a contractually specified term.

(k)	Financial instruments and derivatives

Derivative instruments are recorded in the consolidated balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract.

66

The following summarizes the company’s classification and measurement of financial assets and liabilities:

	Classification	Measurement
Financial assets
Participating loan notes	Loans and receivables	Amortized cost(2)
Non-current financial assets
Equity securities designated as available-for-sale (“AFS”)	AFS	Fair value
U.S. Office Fund option	FVTPL(1)	Fair value
Brookfield Residential promissory notes	Loans and receivables	Amortized cost
Loans receivable designated as FVTPL	FVTPL	Fair value
Other loans receivable	Loans and receivables	Amortized cost
Receivables and other assets
Accounts receivable	Loans and receivables	Amortized cost
Loan receivable from affiliate	Loans and receivables	Amortized cost
Equity instalment receivable	Loans and receivables	Amortized cost
Restricted cash and deposits	Loans and receivables	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost
Financial liabilities
Commercial property debt	Other liabilities	Amortized cost(2)
Capital securities – corporate	Other liabilities	Amortized cost
Other non-current financial liabilities
Loan payable	Other liabilities	Amortized cost
U.S. Office Fund true-up obligation	Other liabilities	Amortized cost(2)
Accounts payable and accrued liabilities	Other liabilities	Amortized cost

(1) Fair value through profit and loss (“FVTPL”)

(2) Except for derivatives embedded in the related financial instruments that are classified as FVTPL

Certain of the company’s Class AAA preferred shares are presented as capital securities – corporate on the basis that they may be settled, at the company’s option, in cash or the equivalent value of a variable number of the company’s common shares.

The company applies hedge accounting to derivative financial instruments in cashflow hedging relationships, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated.

In cashflow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in net income. Hedging gains and losses recognized in accumulated other comprehensive income (“AOCI”) are reclassified to net income in the periods when the hedged item affects net income. Gains and losses on derivatives are immediately reclassified to net income when the hedged item is sold or terminated or when it is determined a hedged forecasted transaction is no longer probable.

In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts recorded in AOCI are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

Changes in the fair value of derivative instruments, including embedded derivatives, that are not designated as hedges for accounting purposes, are recognized in fair value gains (losses) or general and administrative expense consistent with the underlying nature and purpose of the derivative instrument.

(l)	Business combinations

The acquisition of businesses is accounted for using the acquisition method. The cost of an acquisition is measured at the aggregate of the fair values, at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, “Business Combinations” (“IFRS 3”) are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”, and subject to its measurement provisions which are recognized and measured at fair value, less costs to sell. The interests of non-controlling shareholders in the acquiree are initially measured at fair value or at the non-controlling interests’ proportionate share of identifiable assets, liabilities and contingent liabilities acquired.

To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income. To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill.

Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Changes in the company’s ownership interest of a subsidiary that do not result in a gain or loss of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in net income as incurred.

67

(m)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

(n)	Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the company’s accounting policies and that have the most significant effect on the amounts in the consolidated financial statements:

(i)	Investment in U.S. Office Fund

The company’s investment in the U.S. Office Fund (the “Fund”) is described in Note 6. The critical judgments made in accounting for the Fund relate to the company’s determination that the company obtained control of the Fund upon exercise of the U.S. Fund option in the third quarter of 2011, the measurement of the transactions related to the exercise of the U.S. Fund option and redemption of non-controlling interests in the Fund, as well as the classification of gains or losses resulting from the exercise of the option and redemption of non-controlling interests in earnings or equity. Prior to exercise of the U.S. Fund option, critical judgements in respect of the accounting for the Fund related to the determination that the Fund was subject to joint control based on the rights assigned to the company and its joint venture partners under the joint venture agreement and the classification of certain of the investments in the venture as liabilities or equity, the identification of contractual provisions in the joint venture agreement that are accounted for separately as financial instruments under IAS 39, “Financial Instruments – Recognition and Measurement” (“IAS 39”).

(ii)	Investment in Brookfield Office Properties Australia

The company has an economic interest in a portfolio of properties in Australia owned by BAM in the form of participating loan agreements that provide the company with an interest in the results of operations and changes in fair values of the properties in the Australian portfolio. These participating loan interests are convertible by the company at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the property (the “property subsidiaries”). The critical judgments made in the accounting for this investment relate to the company’s determination that the economic interests held by the company in certain entities within the Australian portfolio represent controlling interests in those entities, the accounting for certain related financial instruments as a single combined instrument, the identification of the terms of embedded derivatives within the company’s participating loan interests, the recognition of certain amounts paid to the company’s parent as financial assets or equity transactions, and the measurement of assets and liabilities recognized as a result of transactions with entities under common control.

(iii)	Income taxes

The company applies judgment in determining the tax rate applicable to its Real Estate Investment Trust (“REIT”) subsidiaries and identifying the temporary differences related to such subsidiaries with respect to which deferred income taxes are recognized. Deferred taxes related to temporary differences arising in the company’s REIT subsidiaries, joint ventures and associates are measured based on the tax rates applicable to distributions received by the investor entity on the basis that REITs can deduct dividends or distributions paid such that their liability for income taxes is substantially reduced or eliminated for the year, and the company intends that these entities will continue to distribute their taxable income and continue to qualify as REITs for the foreseeable future.

The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of the investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

The company also makes judgments with respect to the taxation of gains inherent in its investments in foreign subsidiaries and joint ventures. While the company believes that the recovery of its original investment in these foreign subsidiaries and joint ventures will not result in additional taxes, certain unremitted gains inherent in those entities could be subject to foreign taxes depending on the manner of realization.

(iv)	Leases

The company’s policy for revenue recognition on commercial properties is described in Note 2(j)(i). In applying this policy, the company makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property which determines whether such amounts are treated as additions to commercial property as well as the point in time at which revenue recognition under the lease commences. In addition, where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, the company must exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

68

The company also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the company is lessor, are operating or finance leases. The company has determined that all of its leases are operating leases.

(v)	Investment property

The company’s accounting policies relating to investment property are described in Note 2(d). In applying this policy, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property. Judgment is also applied in determining the extent and frequency of independent appraisals.

(vi)	Financial instruments

The company’s accounting policies relating to financial instruments are described in Note 2(k). The critical judgments inherent in these policies relate to applying the criteria set out in IAS 39 to designate financial instruments as FVTPL, assessment of the effectiveness of hedging relationships, determining whether the company has significant influence over investees with which it has contractual relationships in addition to the financial instrument it holds and identification of embedded derivatives subject to fair value measurement in certain hybrid instruments.

(vii)	Assets held for sale and discontinued operations

The company’s accounting policies relating to assets held for sale are described in Note 2(e). In applying this policy, judgment is applied in determining whether certain assets should be reclassified to assets held for sale on the consolidated balance sheets. Judgment is also applied in determining whether the results of operations associated with the assets should be recorded in discontinued operations on the consolidated statements of income. The company will reclassify the results of operations associated with certain assets to discontinued operations where the asset represents part of a disposal group or segment.

(viii)	Common control transactions

IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the company has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value on the transferor’s financial statements. Differences between the carrying amount of the consideration given or received, where the company is the transferor, and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

(o)	Critical accounting estimates and assumptions

The company makes estimates and assumptions that affect carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the financial statements relate to the following:

(i)	Investment property

The critical estimates and assumptions underlying the valuation of commercial properties and commercial developments are set out in Note 5.

(ii)	Financial instruments

As discussed in Note 11, the company has the right to put a portion of the Brookfield Residential promissory notes to BAM. This put option is a derivative that is measured at fair value under IAS 39. The fair value of this put option is most sensitive to changes in the credit risk associated with the promissory notes.

The company has certain financial assets and liabilities with embedded participation features related to the values of investment properties. The fair value of these features are based on the fair values of the related investment properties and are subject to the estimates and assumption associated with investment properties discussed in Note 5.

The company holds other financial instruments that represent equity interests in commercial properties that are measured at FVTPL. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

Application of the effective interest method to certain financial instruments involves estimates and assumptions about the timing and amount of future principal and interest payments.

(iii)	Assets held for sale and discontinued operations

The company makes estimates and assumptions about the fair value and selling costs of non-current assets held for sale and disposal groups in determining their carrying amounts.

69

NOTE 3: ADOPTION OF ACCOUNTING STANDARD

On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The related party disclosures included in these financial statements have been prepared in accordance with the revised standard.

NOTE 4: FUTURE ACCOUNTING POLICY CHANGES

The following are the accounting policies that the company expects to adopt in the future:

(a)	Financial Instruments

IFRS 9, “Financial Instruments” (“IFRS 9”) is a multi-phase project to replace IAS 39. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7, “Financial Instruments: Disclosures.” Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39.

(b)	Consolidated Financial Statements

IFRS 10, “Consolidated Financial Statements” (“IFRS 10”) establishes principles for the preparation of consolidated financial statements when a reporting entity controls one or more other entities. The standard defines the principle of control and establishes control as the basis for determining which entities are consolidated in the financial statements of the reporting entity. The standard also sets out the accounting requirements for the preparation of consolidated financial statements.

(c)	Joint Arrangements

IFRS 11, “Joint Arrangements” (“IFRS 11”) replaces the existing IAS 31, “Interests in Joint Ventures” (“IAS 31”). IFRS 11 requires that entities consider whether a joint arrangement is structured through a separate vehicle, as well as the terms of the contractual arrangement and other relevant facts and circumstances, to assess whether the venture is entitled to only the net assets of the joint arrangement (a “joint venture”) or to its share of the assets and liabilities of the joint arrangement (a “joint operation”). Joint ventures are accounted for using the equity method, whereas joint operations are accounted for using proportionate consolidation.

(d)	Disclosure of Interests in Other Entities

IFRS 12, “Disclosure of Interests in Other Entities” (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The standard requires the entity to disclose information that enables users of financial statements to evaluate (i) the nature of, and risks associated with, the reporting entity’s interests in other entities and (ii) the effects of those interests on the entity’s financial position, financial performance and cashflows.

(e)	Fair Value Measurement

IFRS 13, “Fair Value Measurement” (“IFRS 13”) replaces the current guidance on fair value measurement in IFRS with a single standard. The standard defines fair value, provides guidance on its determination and requires disclosures about fair value measurements but does not change the requirements about the items that should be measured and disclosed at fair value.

(f)	Income Taxes

Amendments have been made to IAS 12, “Income Taxes” (“IAS 12”), that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, “Investment Property”. The amendments introduce a rebuttable presumption that, for purposes of determining deferred tax consequences associated with temporary differences relating to investment properties, the carrying amount of an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale.

Each of the above are effective for annual periods beginning on or after January 1, 2013, except for IFRS 9 and the amendment to IAS 12 which are effective for annual periods beginning on or after January 1, 2015 and January 1, 2012, respectively. Earlier application is permitted for each standard. The company anticipates adopting each of the above in the first quarter of the year for which the standard is applicable and is currently evaluating the impact of each to its financial statements.

70

NOTE 5: INVESTMENT PROPERTIES

	Dec. 31, 2011		Dec. 31, 2010
(Millions)	Commercial properties	Commercial developments	Commercial properties	Commercial developments
Balance at beginning of period	$12,742	$1,050	$9,524	$469
Additions
Property acquisitions and investments	6,411	69	2,134	492
Capital expenditures	173	312	75	109
Initial direct leasing costs	37	—	17	—
Dispositions and reclassification to assets held for sale	(1,067)	—	(41)	—
Fair value gains (losses)	1,012	(16)	703	(57)
Foreign currency translation	(104)	(3)	304	37
Other changes	54	—	26	—
Balance at end of period	$19,258	$1,412	$12,742	$1,050

Property acquisitions and investments for the year ended December 31, 2011 includes $4,953 million of commercial properties and commercial developments, recognized in investment properties upon the consolidation of the U.S. Office Fund (refer to Note 6). Commercial property acquisitions and investments for the year ended December 31, 2011 also includes the acquisitions of the remaining 49% interest in Four World Financial Center, New York, to bring the company’s ownership to 100%, a 51% interest in 1801 California Street, Denver, the remaining 50% interest in Southern Cross West Tower, Melbourne and a 100% interest in Three Bethesda Metro Center, Washington, D.C. The company also acquired a 50% interest in BankWest Tower, Perth. Prior to the acquisition of the remaining interests in Four World Financial Center, the company accounted for the entity that holds the property following the equity method as it was previously determined to be a jointly controlled entity. Prior to the acquisition of control of Southern Cross West Tower, the company proportionately consolidated a 50% interest in Southern Cross West Tower as it was previously determined to be a jointly controlled asset. The following is a summary of the amounts assigned to each major class of asset and liability of the entities that hold these properties at the dates the company acquired control:

(Millions)
Commercial properties and developments	$1,321
Commercial property debt assumed	(500)
Other	(1)
Total	$820
Brookfield’s net interest	$783
Non-controlling interest(1)	$37

(1) Determined as the non-controlling interests proportionate interest in the net assets of the acquired entities at the acquisition date

In the period from their acquisition dates to December 31, 2011, the company recorded revenue and net earnings in connection with these properties of $23 million and nil, respectively.

The company determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Commercial developments under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, the company measures its commercial properties and commercial developments using valuations prepared by management. In connection with determining these values, the company obtains valuations of selected investment properties prepared by qualified external valuation professionals and considers the results of such valuations in arriving at its own conclusions on values. Commercial properties and commercial developments with an aggregate fair value of $7,876 million at December 31, 2011 were valued by qualified external valuation professionals during the year ended December 31, 2011 (December 31, 2010 – $3,900 million). Additionally, commercial properties and commercial developments within the company’s equity accounted investments with an aggregate fair value of $1,181 million were valued by qualified external valuation professionals during the year ended December 31, 2011 (December 31, 2010 – $4,021 million).

71

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Dec. 31, 2011			Dec. 31, 2010
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	10.00%	6.25%	7.52%	12.25%	6.25%	7.77%
Terminal cap rate	9.00%	5.75%	6.33%	10.00%	5.75%	6.41%
Investment horizon (yrs)	24	9	12	25	10	13
Canada
Discount rate	8.00%	6.25%	6.67%	8.25%	6.75%	7.08%
Terminal cap rate	7.50%	5.75%	6.21%	7.50%	6.25%	6.46%
Investment horizon (yrs)	14	10	11	15	10	11
Australia
Discount rate	10.00%	9.00%	9.06%	10.50%	9.00%	9.08%
Terminal cap rate	8.75%	7.00%	7.28%	9.50%	7.00%	7.37%
Investment horizon (yrs)	10	10	10	10	10	10

Values are most sensitive to changes in discount rates and timing or variability of cashflows.

Included in commercial properties is $266 million (December 31, 2010 – $212 million) of net straight line rent receivables arising from the recognition of rental revenue on a straight line basis over the lease term in accordance with IAS 17, “Leases.”

Commercial properties with a fair value of approximately $4,385 million (December 31, 2010 – $4,320 million) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any properties held under operating leases.

During the year ended December 31, 2011, the company capitalized a total of $312 million (2010 – $109 million) of costs related to commercial developments. Included in this amount is $225 million (2010 – $66 million) of construction and related costs and $87 million (2010 – $43 million) of capitalized borrowing costs. The weighted average capitalization rate used for capitalization of borrowing costs to commercial developments is 6.92% (December 31, 2010 – 5.44%). Included in construction and related costs is $206 million (2010 – $55 million) paid to a subsidiary of BAM pursuant to a contract to construct an investment property.

Investment properties with a fair value of $18.2 billion (December 31, 2010 – $12.4 billion) are pledged as security for commercial property debt. In addition, investment properties with a fair value of $2.1 billion (December 31, 2010 – $1.4 billion) are pledged as security for liabilities of other subsidiaries of BAM as part of cross-collateralized financing pools that are also secured by investment properties owned by BAM that have a fair value of $2.1 billion (December 31, 2010 – $1.1 billion).

NOTE 6: INVESTMENT IN U.S. OFFICE FUND

The company’s interest in the U.S. Office Fund is held through an indirect interest in TRZ Holdings LLC (“TRZ Holdings”), an entity originally established by the company and The Blackstone Group (“Blackstone”). Under the terms of a joint venture agreement, Blackstone held an option, commencing January 2011 for nine months, to call certain properties sub-managed by Blackstone in exchange for its equity interest in TRZ Holdings; in the event Blackstone did not first exercise its option, the company had an option, commencing in 2013 for a period of 14 months, to put the Blackstone sub-managed properties to Blackstone in redemption of its interest in TRZ Holdings (collectively, the “U.S. Office Fund Option”).

On August 9, 2011, Blackstone exercised the U.S. Office Fund Option, redeeming its equity interest in TRZ Holdings in exchange for its sub-managed properties and repayment of TRZ Holding’s debt associated with those properties. Prior to the exercise of the U.S. Office Fund Option, the company and Blackstone had joint control over the strategic financial and operating policy decisions of TRZ Holdings and it was accounted for as a jointly controlled entity following the equity method of accounting. Following the exercise of the U.S. Office Fund Option, the company held an 82.72% equity interest in TRZ Holdings and obtained control over the strategic financial and operating policy decisions of the entity. Accordingly, the company has consolidated its interest in TRZ Holdings effective August 9, 2011 and recognized the assets, liabilities and non-controlling interests in TRZ Holdings at fair value as at that date in accordance with IFRS 3, “Business Combinations”.

72

The following is a summary of the amounts assigned to each major class of asset and liability of TRZ Holdings at the date the company obtained control:

(Millions)	As at August 9, 2011
Commercial properties and developments	$4,953
Cash and cash equivalents	32
Restricted cash	44
Accounts receivable and other assets	40
Equity accounted investments	685
Accounts payable and other	(225)
Commercial property debt assumed	(3,293)
Total	$2,236
Brookfield’s net interest	$1,870
Non-controlling interest(1)	$366

(1) Includes $24 million of non-controlling interest in net liabilities of an intermediary subsidiary

The company recognized the non-controlling interests in the net assets of TRZ Holdings at a fair value of $366 million determined based on the non-controlling interests proportionate ownership in the net assets.

The company did not provide any consideration upon the change in control except for the payment of the U.S. Office Fund true-up consideration payable under the joint venture agreement with Blackstone (refer to Note 17). Accordingly, the excess of the fair value of the net assets of TRZ Holdings at the date control was obtained over the carrying amount of the company’s investment in the U.S. Office Fund measured under the equity method of accounting of $212 million has been recognized in gains (losses) and other items (refer to Note 23).

The company’s consolidated statement of income includes revenues and net earnings from TRZ Holdings from August 9, 2011 through December 31, 2011 of $226 million and $195 million, respectively. Prior to the exercise of the U.S. Office Fund Option, the company’s share of the earnings of TRZ Holdings were included in share of net earnings from equity accounted investments.

Summarized financial information with respect to TRZ Holdings for the period during which it was accounted for as a jointly controlled entity is set out below:

(Millions)	Dec. 31, 2010
Non-current assets
Commercial properties	$7,500
Commercial developments	44
Current assets	258
Total assets	7,802
Non-current liabilities
Commercial property debt	5,516
Current liabilities	288
Total liabilities	5,804
Net assets	$1,998
Company’s share of net assets(1)	$1,285

(1) Comparative amount at December 31, 2010 includes $63 million representing the excess of the company’s carrying amount over its share of the net assets of the venture

(Millions)	2011(1)	2010
Revenue	$476	$865
Expenses	(345)	(623)
Earnings before fair value gains	131	242
Fair value gains (losses)	585	459
Net earnings	$716	$701
Company’s share of net earnings(2,3)	$383	$366
(1)	For the period from January 1, 2011 to August 8, 2011
(2)	Includes non-controlling interests share of earnings (losses) of $76 million for the year ended December 31, 2011 (2010 – $75 million)
(3)	Net of $63 million for the year ended December 31, 2011 (2010 – $79 million) representing the amortization of the excess of the company’s carrying amount over its share of the net assets of the venture

During the fourth quarter of 2011, the U.S. Office Fund sold Newport Tower in Jersey City for gross proceeds of $378 million.

During the second quarter of 2011, the U.S. Office Fund sold its interest in 1400 Smith Street in Houston for gross proceeds of $340 million. The loss associated with the sale of this property of $1 million is included in the company’s share of net earnings of equity accounted investments. The loss is related to the selling costs associated with the sale.

73

NOTE 7: INVESTMENT IN JOINTLY CONTROLLED ENTITIES

The company has investments in joint ventures that are jointly controlled entities. These joint ventures hold individual commercial properties and commercial developments that the company owns together with co-owners.

At December 31, 2011, the company had interests in the following jointly controlled entities, which have been accounted for following the equity method:

			Proportionate Ownership Interest
Name of Entity	Name of Property	Principal Purpose/Activity	Dec. 31, 2011	Dec. 31, 2010
1114 6th Avenue Co. LLC(1)	The Grace Building , NY	Property holding company	50%	―
750 Ninth Street Parent, LLC(1)	Victor Building, Washington, D.C.	Property holding company	50%	―
Marina Airport Building, Ltd.(1)	Marina Towers, Los Angeles	Property holding company	50%	―
Dresser-Cullen Venture(1)	KBR Tower, Houston	Property holding company	50%	―
33rd Street Partners JV LLC(2)	450 West 33rd Street, NY	Property holding company	75%	―
BFP 245 Park Co. LLC(3)	245 Park Avenue, NY	Property holding company	51%	51%
WFP Tower D Co. L.P.(4)	Four World Financial Center, NY	Property holding company	―	51%
2072790 Ontario Inc.(5)	First Canadian Place, Toronto	Property holding company	―	25%
Latitude Landowner Pty Ltd	E&Y Complex, Sydney	Property holding company	50%	50%
The 100 Bishopsgate Partnership	100 Bishopsgate, London, U.K.	Development property holding company	50%	50%

(1) Following the exercise of the U.S. Office Fund Option described in Note 6 in the third quarter of 2011, these jointly controlled property holding companies are recognized as equity accounted investments by the company

(2) In the second quarter of 2011, the company acquired a 75% interest in 33rd Street Partners JV LLC, an entity that owns 450 West 33rd Street in New York for approximately $28 million. The company exercises joint control over 33rd Street Partners JV LLC based on the rights assigned to the company and its joint venture partners under a joint venture agreement.

(3) The company exercises joint control over BFP 245 Park Co. LLC based on the rights assigned to the company and its joint venture partners under a joint venture agreement

(4) In the fourth quarter of 2011, the company acquired its co-owners’ interest in Four World Financial Center in New York, and, accordingly, now consolidates its interests in the property

(5) In the fourth quarter of 2011, the company restructured its ownership of First Canadian Place in Toronto, to hold a direct 25% co-ownership interest in the asset and accordingly, accounts for the property as a jointly controlled asset at December 31, 2011

Summarized financial information in respect of the company’s interests in jointly controlled entities is as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Non-current assets
Commercial properties	$5,157	$3,887
Commercial developments	213	163
Current assets	62	133
Total assets	5,432	4,183
Non-current liabilities
Commercial property debt	1,823	1,228
Other non-current liabilities	―	325
Current liabilities	64	146
Total liabilities	1,887	1,699
Net assets	$3,545	$2,484
Company’s share of net assets	$1,804	$1,243

(Millions)	2011	2010
Revenue	$549	$515
Expenses	(299)	(349)
Earnings before fair value gains	250	166
Fair value gains	159	229
Net earnings	$409	$395
Company’s share of net earnings	$209	$203

74

NOTE 8: OTHER JOINTLY CONTROLLED ASSETS

The company’s interests in the following properties are subject to joint control and, accordingly, the company has recorded its proportionate share of the related assets, liabilities, revenue and expenses of the properties following the proportionate consolidation method:

	Proportionate Ownership Interest
Jointly controlled assets	Dec. 31, 2011	Dec. 31, 2010
Exchange Tower	50%	50%
First Canadian Place(1)	25%	―
Fifth Avenue Place	50%	50%
Bankers Hall	50%	50%
Bankers Court	50%	50%
Bankers West Parkade (Development)	50%	50%
Suncor Energy Centre	50%	50%
2 Queen Street East	25%	25%
151 Yonge Street	25%	25%
Place de Ville I	25%	25%
Place de Ville II	25%	25%
300 Queen Street (Development)	25%	25%
Jean Edmonds Towers	25%	25%
Altius Centre	25%	25%
Brookfield Place – Retail & Parking	70%	70%
Brookfield Place III (Development)	54%	54%
235 St Georges Terrace	50%	50%
Southern Cross West Tower(2)	―	50%
52 Goulburn Street	50%	50%
World Square Retail	50%	50%
KPMG Tower	50%	50%

(1) In the fourth quarter of 2011, the company restructured its ownership of First Canadian Place in Toronto, to hold a direct 25% co-ownership interest in the asset and accordingly, accounts for the property as a jointly controlled asset at December 31, 2011. Previously, the company’s 25% interest in the property was held through a jointly controlled entity (refer to Note 7).

(2) In the third quarter of 2011, the company acquired the remaining 50% interest in Southern Cross West Tower, and, accordingly, now consolidates its interests in the property.

Summarized financial information in respect of the company’s interest in jointly controlled assets is set out below:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Non-current assets	$2,605	$2,481
Current assets	38	26
Total assets	2,643	2,507

Non-current liabilities	850	778
Current liabilities	186	154
Total liabilities	1,036	932
Net assets	$1,607	$1,575

(Millions)	2011	2010
Revenue	$256	$247
Expenses	(171)	(142)
Earnings before fair value gains	85	105
Fair value gains	78	51
Net earnings	$163	$156

First Canadian Place in Toronto is subject to a land lease with respect to 50% of the land on which the property is situated. The land lease will expire on December 1, 2023 subject to extension under certain circumstances. At the expiry of the land lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the office tower.

75

NOTE 9: INVESTMENTS IN ASSOCIATES

The company exercises significant influence over the following investments which have been accounted for using the equity method:

($ in Millions)		Ownership Interest
Investment	Principal activity	Dec. 31, 2011	Dec. 31, 2010
Brookfield LePage Johnson Controls	Facilities management	40%	40%
Oakridges	Residential development investment	23.75%	23.75%

Summarized financial information in respect of the company’s associates is set out below:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Total assets	$152	$140
Total liabilities	113	93
Net assets	$39	$47
Company’s share of net assets	$13	$18

(Millions)	2011	2010
Revenue	$520	$467
Expenses	(500)	(459)
Earnings before fair value gains	20	8
Fair value gains	―	58
Net earnings	$20	$66
Company’s share of net earnings	$7	$35

NOTE 10: PARTICIPATING LOAN INTERESTS

Participating loan interests represent interests in certain properties in Australia that do not provide the company with control over the entity that owns the underlying property and are accounted for as loans and receivables. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 27, 2015, subject to the company’s prior right to convert into direct ownership interests in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Dec. 31, 2011	Dec. 31, 2010
Darling Park Complex (Sydney, Australia)	30%	$169	$168
IAG House (Sydney, Australia)	50%	104	92
NAB House (Sydney, Australia)	25%	61	49
Bourke Place Trust (Melbourne, Australia)	43%	105	102
Total		$439	$411

Included in the balance of participating loan interests is an embedded derivative representing the company’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings in fair value gains (losses). The carrying value of the embedded derivative at December 31, 2011 is $49 million (December 31, 2010 – $19 million).

Summarized financial information in respect of the properties underlying the participating loan interests is set out below:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Non-current assets	$2,438	$2,343
Current assets	140	88
Total assets	2,578	2,431

Non-current liabilities	1,293	1,296
Current liabilities	106	40
Total liabilities	1,399	1,336
Net assets	$1,179	$1,095

(Millions)	2011	2010(1)
Revenue	$211	$50
Expenses	(160)	(36)
Earnings before fair value gains	51	14
Fair value gains	87	52
Net earnings	$138	$66
(1)	For the period from September 27, 2010 to December 31, 2010

76

NOTE 11: OTHER NON-CURRENT FINANCIAL ASSETS

The components of other non-current financial assets are as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Equity securities designated as AFS	$107	$106
U.S. Office Fund option	―	310
Brookfield Residential promissory notes	470	―
Loans receivable designated as FVTPL	138	―
Other loans receivable	102	606
	$817	$1,022

(a)	Equity securities designated as AFS

Equity securities designated as AFS include $107 million (2010 – $106 million) representing the company’s 10% common equity interest and $92 million preferred equity interest in 1625 Eye Street in Washington, D.C. The preferred equity securities bear a fixed dividend of 6.25%, are redeemable by the issuer at par in 2016 and are pledged as security for a loan payable to the issuer in the amount of $92 million (2010 – $93 million) recognized in other non-current financial liabilities.

(b)	U.S. Office Fund option

In the third quarter of 2011, the U.S. Office Fund Option, having a carrying amount of $241 million, was derecognized as a result of the exercise of the option by Blackstone (refer to Note 6) with a corresponding adjustment to gains (losses) and other items (refer to Note 23).

(c)	Brookfield Residential promissory notes

On March 31, 2011, the company received unsecured promissory notes of C$480 million as partial proceeds for the disposition of its residential development segment to Brookfield Residential Properties Inc. (“BRPI”), a subsidiary of BAM (refer to Note 14). The loans receivable consist of an unsecured senior promissory note of C$265 million bearing interest at 6.5% due December 31, 2015 and an unsecured subordinated promissory note of C$215 million bearing interest at 8.5% due December 31, 2020. The repayment terms of the senior note were amended on November 2, 2011 to defer annual principal payments of C$50 million scheduled to commence December 31, 2012 in consideration for an increase in the interest rate associated with the deferred payments to 7.5% from 6.5%. The remaining principal of the senior note of C$115 continues to bear interest at 6.5%. The principal of the subordinated promissory note is subject to mandatory prepayments of up to $100 million semi-annually, out of excess cash flows of BRPI following the maturity of the senior promissory note, and of up to 50% of the proceeds of any issuance of equity interests in BRPI to third parties, subject first to the mandatory prepayment of the senior promissory note resulting from such equity issuance.

The company has entered into an agreement with BAM under which it has the right to put the BRPI subordinated promissory note to BAM for cash proceeds equal to the outstanding principal amount on March 31, 2016 and annually on each March 31 thereafter until the maturity of the note or, at any time, upon occurrence of an event of default by BRPI. In exchange for this put option, the company has agreed to pay to BAM an annual fee of 2% of the outstanding principal of the note. Also, on November 2, 2011, the company entered into a put agreement in respect of the senior notes whereby it can put $50 million of the outstanding principal of the note to BAM on each of December 31, 2012, 2013 and 2014 or, at any time, upon occurrence of an event of default. In connection with this option, the company pays BAM an annual fee of 1% of the outstanding principal subject to the put. These agreements are derivative financial instruments measured at fair value with changes in value recorded in fair value gains (losses), net in the period in which they occur. At December 31, 2011, the fair value of these derivatives is nil.

(d)	Loans receivable designated as FVTPL

Loans receivable designated as FVTPL includes A$135 million (December 31, 2010 – nil) senior unsecured note receivable from a subsidiary of BAM that matures on December 19, 2014. The principal and interest payments on the note receivable are based on the returns of a reference debenture which is, in turn, secured by an equity interest in a publicly traded real estate entity based in Australia.

(e)	Other loans receivable

At December 31, 2011, other loans receivable includes a $102 million (December 31, 2010 – $102 million) receivable from BAM upon the earlier of the company’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

At December 31, 2010, other loans receivable included $504 million representing the company’s indirect interest, through cash collateralized total return swaps entered into with BAM, in debt securities secured by a portfolio of commercial properties with an outstanding principal amount of $537 million bearing interest at a weighted average rate of LIBOR plus 2.9%. In the first quarter of 2011, the company invested a further $19 million of collateral for total return swaps with BAM for an additional indirect interest in debt securities with a face principal amount of $24 million bearing interest at LIBOR plus 2.25%. In 2011, the company received proceeds of $561 million on repayment of the debt underlying the total return swap. The excess of proceeds over the carrying amount of the related loans receivable of $14 million was recognized in interest income. In the year ended December 31, 2011, the company recognized interest income of $48 million (2010 – $39 million) relating to these total return swaps.

77

NOTE 12: RECEIVABLES AND OTHER ASSETS

The components of receivables and other assets are as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Accounts receivable(1)	$259	$201
Loans receivable from affiliate(2)	49	49
Equity installment receivable	―	115
Prepaid expenses and other assets	165	209
Total	$473	$574

(1) Includes a $73 million receivable from BAM that is due on demand

(2) $49 million loan receivable from a subsidiary of BAM that is due March 15, 2012 and secured by commercial office property

The balance of the equity installment receivable was settled through receipt of cash of $121 million from unitholders of Brookfield Prime Property Fund (“Prime”), a subsidiary in which the company holds a 73.2% interest, including $91 million received from unitholders who are subsidiaries of BAM. Under the terms of an agreement with BAM, the company reimbursed $79 million of the cash received on settlement of the receivable.

Included in prepaid expenses and other assets are derivative assets with a carrying amount of nil (December 31, 2010 – nil).

NOTE 13: RESTRICTED CASH AND DEPOSITS

Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Restricted cash and deposits totaled $69 million at December 31, 2011 (December 31, 2010 – $42 million).

NOTE 14: ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

On March 31, 2011, the company disposed of its residential development segment in a transaction with BRPI, for proceeds in the form of 51,500,000 common shares of BRPI and promissory notes of C$480 million (refer to Note 11(c)). The excess of the carrying amount of the net assets transferred to BRPI over the proceeds was recognized directly in equity through a reduction of contributed surplus of $9 million and a charge to retained earnings of $25 million in accordance with the company’s accounting policy for common control transactions. The charge to retained earnings is net of the reclassification of the cumulative gain on translation of the company’s foreign operations within the residential development segment of $29 million.

The company offered its shares in BRPI for sale to its common shareholders at a price of $10 per share pursuant to a rights offering initiated on May 12, 2011. At completion of the rights offering, 18,174,728 BRPI shares were purchased by common shareholders other than BAM. Additionally, in accordance with an agreement entered into on disposition of the residential development segment, BAM purchased its pro rata share of BRPI shares as well as all additional shares of BRPI not subscribed for in the rights offering by other shareholders for a total of 33,325,272 shares. The company’s gross proceeds from the sale of these shares was $515 million.

As of December 31, 2011, the four properties that comprise the company’s Minneapolis portfolio being RBC Plaza, 33 South Sixth Street, and Gaviidae I and II, were classified as held for sale as the company intends to exit this market through sale of the properties. These properties are part of the company’s U.S. Commercial business segment. In addition, in the fourth quarter of 2011, the company reclassified Defence Plaza in Melbourne, to assets held for sale upon entering into an agreement to dispose of the property.

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Assets
Commercial properties	$423	$316
Residential development properties	―	1,244
Residential receivables and other assets	―	328
Receivables and other	2	3
Assets held for sale	425	1,891

Liabilities
Commercial property debt	210	165
Residential development debt	―	489
Residential payables and accrued liabilities	―	86
Accounts payable and other liabilities	7	9
Liabilities related to assets held for sale	$217	$749

78

Discontinued operations include the company’s Minneapolis portfolio, a geographical area that is held for sale, and the residential development segment, a separate line of business that has been disposed of. The following table summarizes the income and cash flows from discontinued operations:

(Millions)	2011	2010
Commercial property revenue	$55	$56
Commercial operating expenses	(28)	(29)
	27	27
Residential revenue	83	554
Residential operating expenses	(70)	(426)
	13	128
Interest and other income	1	13
Interest expense	(7)	(10)
Depreciation and amortization	(1)	(3)
Income from discontinued operations before fair value gains (losses) and income taxes	33	155
Fair value gains (losses)	19	(10)
Income tax (expense) benefit	(3)	(36)
Income from discontinued operations attributable to shareholders	$49	$109
Income from discontinued operations attributable to common shareholders per share – basic	$0.09	$0.22
Income from discontinued operations attributable to common shareholders per share – diluted	$0.09	$0.20
Cash flows from (used in) operating activities	$15	$(18)
Cash flows from (used in) investing activities	(4)	7
Cash flows used in financing activities	(3)	(11)

NOTE 15: COMMERCIAL PROPERTY DEBT

	Dec. 31, 2011		Dec. 31, 2010
(Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured Corporate Facilities
Corporate revolving facility	2.40%	$264	—	$—
Brookfield Office Properties Canada revolving facility	3.28%	117	—	—
Bridge facility(1)	—	—	3.26%	428
Australian property loans(1)	8.12%	402	8.22%	401

Secured Commercial Property Debt
Fixed rate property debt	5.88%	7,181	6.36%	4,514
Variable rate property debt	4.91%	2,571	5.00%	2,083
Secured note payable	8.50%	310	—	—
	5.70%	$10,845	5.90%	$7,426

Current		$642		$1,922
Non-current		9,993		5,339
Associated with assets held for sale		210		165
		$10,845		$7,426
(1)	See Note 30 for related party disclosures

Secured note payable represents debt assumed as consideration for the redemption of a non-controlling interest in the U.S. Office Fund (refer to Note 21(e)) that is secured by an approximate 40% equity interest in TRZ Holdings.

Commercial property debt includes $1,958 million (December 31, 2010 – $1,669 million) repayable in Canadian dollars of C$2,001 million (December 31, 2010 – C$1,667 million), all of which is payable by subsidiaries whose functional currency is the Canadian dollar. Commercial property debt also includes $1,718 million (December 31, 2010 – $1,368 million) repayable in Australian dollars of A$1,683 million (December 31, 2010 – A$1,337 million), all of which is payable by subsidiaries whose functional currency is the Australian dollar.

Included in commercial property debt is an embedded derivative representing a lender’s right to participate in the appreciation in value of a notional 25% equity interest in the commercial property secured by its mortgage that can be settled, at the company’s option, in cash or equity in the underlying property on maturity of the debt in 2014. The embedded derivative is measured at fair value through profit and loss with changes in fair value reported in earnings as fair value gains (losses). The carrying amount of the embedded derivative at December 31, 2011 is $56 million (December 31, 2010 – $54 million).

79

NOTE 16: CAPITAL SECURITIES - CORPORATE

The company has the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2011(1)		Dec. 31, 2010
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		196		200
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		196		200
Class AAA Series I	6,138,022	5.20%		150		179
Class AAA Series J	8,000,000	5.00%		196		200
Class AAA Series K	6,000,000	5.20%		146		149
Total				$994		$1,038

Current				$150		$—
Non-current				844		1,038
				$994		$1,038
(1)	Net of transaction costs of $1 million at December 31, 2011 (December 31, 2010 - $2 million) which are amortized to interest expense over the life of the securities following the effective interest method
(2)	Class AAA, Series E capital securities are owned by BAM, the company’s parent. The company has an offsetting loan receivable against these securities earning interest at 108% of bank prime.

Capital securities – corporate includes $884 million (December 31, 2010 – $928 million) repayable in Canadian dollars of C$903 million (December 31, 2010 – C$926 million).

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)
Series E	Retractable at par	―	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016
(1)	Subject to applicable law and rights of the company, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12 months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2015.
(2)	Subject to applicable law and rights of the company, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.
(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time.
(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time.

Cumulative preferred dividends are payable quarterly, when declared by the Board of Directors, on the last day of March, June, September and December. On February 9, 2012 the Board of Directors of Brookfield Office Properties declared quarterly dividends payable for the Class AAA Series F, G, H, I, J, and K preferred shares.

NOTE 17: OTHER NON-CURRENT FINANCIAL LIABILITIES

The components of non-current financial liabilities are as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Loan payable	$92	$93
U.S. Office Fund true-up consideration payable	―	12
Total	$92	$105

(a) Loan payable

The loan payable of $92 million (December 31, 2010 – $93 million) matures in 2019, bears interest at 7% and is secured by the company’s preferred equity interest in 1625 Eye Street in Washington, D.C. (Refer to Note 11(a)).

80

(b) U.S. Office Fund true-up consideration payable

The U.S. Office Fund true-up consideration payable was settled in the third quarter of 2011 upon the exercise of the U.S. Office Fund Option by Blackstone (refer to Note 6). The excess of the consideration paid over the carrying amount of the U.S. Office Fund true-up consideration payable of $3 million was included in earnings as gains (losses) and other items (refer to Note 23).

NOTE 18: OTHER NON-CURRENT LIABILITIES

A deferred gain of $172 million was recorded in connection with a reorganization of the U.S. Office Fund in the second quarter of 2009 and relates to the initial value of the U.S. Office Fund Option assumed by the company at the date of the reorganization as such value was determined pursuant to a valuation methodology using unobservable inputs. The gain was recognized in earnings as gains (losses) and other items upon derecognition of the U.S. Office Fund option (refer to Note 23).

NOTE 19: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities total $980 million at December 31, 2011 (December 31, 2010 – $659 million). Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $228 million (December 31, 2010 – $63 million). Refer to Note 29.

Included in accounts payable and accrued liabilities is nil (December 31, 2010 – $79 million) payable to BAM representing the company’s obligation to reimburse BAM subsidiaries for their share of the equity installment payment relating to Prime. Refer to Note 12.

Consolidated current tax liabilities included in accounts payable amount to $217 million (December 31, 2010 – $202 million). Refer to Note 20.

NOTE 20: INCOME TAXES

The sources of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Deferred income tax assets
Loss carry forwards	$220	$204
Deferred financing costs	12	16
Foreign currency	36	18
Deferred revenue	12	—
Other	15	8
	295	246
Deferred income tax liabilities:
Properties	842	612
Net deferred income tax liabilities	$547	$366

The movements of deferred income tax balances are as follows:

(Millions)	Dec. 31, 2010	Income		Equity	OCI	Reclassified(2)	Dec. 31, 2011
		Tax expense	Other(1)
Deferred tax assets related to non-capital losses and capital losses	$204	$4	$—	$(18)	$30	$—	$220
Deferred tax liabilities related to difference in tax and book basis, net	(570)	(228)	10	3	34	(16)	(767)
Net deferred tax liabilities	$(366)	$(224)	$10	$(15)	$64	(16)	$(547)

(1) Decrease in deferred tax liabilities in connection with change in ownership in the U.S. Office Fund (refer to Note 6)

(2) Reclassification of deferred tax liability from equity accounted investment in connection with the reorganization of ownership in First Canadian Place (refer to Note 8)

(Millions)	Jan. 1, 2010	Income		Equity	OCI	Reclassified(1)	Dec. 31, 2010
		Tax expense	Other
Deferred tax assets related to non-capital losses and capital losses	$155	$107	$—	$(19)	$8	$(47)	$204
Deferred tax liabilities related to difference in tax and book basis, net	(641)	(32)	—	80	(2)	25	(570)
Net deferred tax liabilities	$(486)	$75	$—	$61	$6	(22)	$(366)

(1) Deferred tax assets related to non-capital losses and capital losses of $(47) million reclassified to held for sale and deferred tax liabilities related to difference in tax and book basis, net of $45 million and $(20) million reclassified to current liabilities and held for sale, respectively

The company and its Canadian subsidiaries have deferred tax assets of $73 million (December 31, 2010 – $35 million) that relate to non-capital losses which expire over the next 20 years and $121 million (December 31, 2010 – $132 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have deferred tax assets of $26 million (December 31, 2010 – $37 million) that relate to net operating losses which expire over the next 20 years.

The major components of income tax expense include the following:

81

(Millions)	2011	2010
Current tax expense	$90	$69
Deferred tax expense (benefit)	224	(75)
Total income tax expense (benefit)	$314	$(6)

(Millions)	2011	2010
Income tax expense at the Canadian federal and provincial income tax rate of 28.3% (2010 – 31.0%)	$612	$487
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	16	18
Lower income tax rates in other jurisdictions	(202)	(244)
Tax asset previously not recognized	(21)	(65)
Release of tax reserve	(39)	—
Foreign exchange gains and losses	(2)	(4)
Non-taxable portion of capital gains	—	(12)
Increase in tax basis within flow-through joint venture	—	(149)
Non-controlling interests in income of flow-through entities	(58)	(38)
Other	8	1
Total	$314	$(6)

In the fourth quarter of 2011, the company released approximately $3 million of deferred tax liabilities in connection with the transfer of certain jointly controlled assets in the Canadian Office Fund portfolio from a wholly owned subsidiary into Brookfield Office Properties Canada (“BOX”). The amount of deferred income tax liabilities released was determined in reference to the non-controlling interests’ share of taxable temporary differences giving rise to such deferred income tax liabilities as the earnings of BOX are expected to be taxed at the investor level rather than in the REIT. Accordingly, the release of the deferred income taxes has been credited directly to contributed surplus in equity. The company continues to recognize a deferred income tax liability in respect of its share of the REIT’s net assets. Refer to Note 21(e) for further details.

In connection with the disposition of the residential development segment in the first quarter of 2011, the company recognized $12 million of previously unrecognized deferred tax assets associated with net capital losses. The company also recognized $9 million of previously unrecognized deferred tax assets associated with net operating losses in the U.S. Office Fund structure.

In the second quarter of 2010, the company released approximately $41 million of deferred tax liabilities in connection with the formation of BOX. In the fourth quarter of 2010, the company released an additional $37 million of deferred tax liabilities following a secondary offering of trust units. The release of the deferred income taxes was credited directly to contributed surplus in equity. Also in the fourth quarter of 2010, the company recognized $65 million of a previously suspended capital loss that was recognized as a result of the formation of BOX and the subsequent sale of an incremental non-controlling interest therein.

During the fourth quarter of 2010, the company reversed approximately $149 million of deferred tax liabilities in connection with the liquidation of a subsidiary within a flow-through joint venture that resulted in the taxable temporary differences related to the properties in the joint venture being substantially eliminated.

The applicable tax rate is the aggregate of the Canadian Federal income tax rate of 16.5% (2010 – 18.0%) and the Provincial income tax rate of 11.8% (2010 – 13.0%).

The company has approximately $2 billion of temporary differences associated with its investments in foreign subsidiaries and joint ventures for which no deferred taxes have been provided on the basis that the company is able to the control the timing of the reversal of such temporary differences and such reversal is not probable in the foreseeable future.

NOTE 21: EQUITY

(a)	Common shares

The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Dec. 31, 2011	Dec. 31, 2010
Common shares outstanding, beginning of period	502,709,930	501,298,940
Shares issued on exercise of options	1,533,791	1,226,973
Dividend reinvestment	305,981	184,017
Shares repurchased	(882,123)	―
Common shares outstanding, end of period	503,667,579	502,709,930

Total common share dividends in the year ended December 31, 2011 were $280 million or $0.56 per share. On February 9, 2012, the company declared common share dividends of $0.14 per share to be paid in the first quarter of 2012.

82

(b)	Accumulated other comprehensive income

As of December 31, 2011 and December 31, 2010, accumulated other comprehensive income consists of the following amounts:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities, net of taxes of $31 million (December 31, 2010 – $23 million), net of non-controlling interest	$237	$336
Losses on derivatives designated as cash flow hedges, net of taxes of $52 million (December 31, 2010 - $1 million)(1)	(212)	(10)
Accumulated other comprehensive income	$25	$326
(1)	Includes losses of $7 million (December 31, 2010 - $1 million) which will be reclassified to interest expense over the next 12 months

On March 31, 2011, $29 million of accumulated other comprehensive income representing the cumulative gain on translation of the company’s foreign operations within the residential development segment was reclassified from accumulated other comprehensive income to retained earnings upon disposition of the segment consistent with the company’s policy for common control transactions. The charge to retained earnings presented as excess of net assets over proceeds on disposition of residential segment is net of this amount.

(c)	Earnings per share

Net income per share and weighted average common shares outstanding are calculated as follows:

(Millions)	2011	2010
Net income from continuing operations	$1,847	$1,577
Non-controlling interests	(206)	(134)
Preferred share dividends	(58)	(39)
Net income from continuing operations available to common shareholders – basic	1,583	1,404
Dilutive effect of conversion of capital securities – corporate	57	58
Net income from continuing operations available to common shareholders – diluted	$1,640	$1,462

Net income attributable to shareholders	$1,690	$1,552
Preferred share dividends	(58)	(39)
Net income available to common shareholders – basic	1,632	1,513
Dilutive effect of conversion of capital securities – corporate	57	58
Net income available to common shareholders – diluted	$1,689	$1,571

Weighted average shares outstanding – basic	503.2	501.8
Unexercised dilutive options	4.7	4.4
Conversion of capital securities – corporate	71.4	66.3
Weighted average shares outstanding – diluted(1)	579.3	572.5
(1)	The calculation of diluted per share amounts in 2011 excludes options for 13 million shares as their inclusion would be anti-dilutive

(d)	Preferred equity

The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Dec. 31, 2011	Dec. 31, 2010
Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Class AAA Series R	10,000,000	5.10%	247	―
Total			$1,095	$848

During the third quarter of 2011, the company issued 10 million Class AAA Series R preferred shares at C$25 per share. The proceeds from the share issuance were approximately $247 million, net of share issuance costs of $3 million. Holders of Series R shares receive fixed rate cumulative preferred cash dividends and will have the right, subject to certain conditions, to convert into Class AAA Series S preferred shares receiving cumulative quarterly floating dividends at a rate equal to the 90-day Government of Canada Treasury Bill yield plus 3.48% on September 30, 2016 and on September 30 every five years thereafter.

Holders of Series L shares receive fixed rate cumulative preferred cash dividends and will have the right, subject to certain conditions, to convert into Class AAA Series M preferred shares receiving floating rate cumulative preferred cash dividends on September 30, 2014 and on September 30 every five years thereafter.

83

Holders of Series N shares receive fixed rate cumulative preferred cash dividends and will have the right, subject to certain conditions, to convert into Class AAA Series O preferred shares receiving floating rate cumulative preferred cash dividends on June 30, 2016 and on June 30 every five years thereafter.

Holders of Series P shares receive fixed rate cumulative preferred cash dividends and will have the right, subject to certain conditions, to convert into Class AAA Series Q preferred shares receiving floating rate cumulative preferred cash dividends on March 31, 2017 and on March 31 every five years thereafter.

Holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$1.11 per share, together with all accrued and unpaid cumulative dividends thereon.

The company may redeem the outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect to each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December. During the year ended December 31, 2011, the company paid preferred dividends of $58 million (2010 - $39 million). On February 9, 2012 the Board of Directors of Brookfield Office Properties declared quarterly dividends payable for the Class AAA Series L, N, P and R preferred shares.

(e)	Non-controlling interests

Non-controlling interests consist of the following:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Preferred equity – subsidiaries	$374	$382
Other non-controlling interests	1,130	881
Total	$1,504	$1,263

Preferred equity - subsidiaries

Subsidiaries’ preferred shares outstanding total $374 million (December 31, 2010 – $382 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Dec. 31, 2011	Dec. 31, 2010
BPO Properties Ltd. (“BPO Properties”)	1,805,489	Series G	70% of bank prime	$44	$45
	3,816,527	Series J	70% of bank prime	93	96
	300	Series K	30-day BA + 0.4%	147	150
	2,847,711	Series M	70% of bank prime	70	71
	800,000	Series N	30-day BA + 0.4%	20	20
Total				$374	$382

The redemption terms of the preferred shares issued by BPO Properties are as follows:

(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends.

(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.

84

Other non-controlling interests

Other non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in the company’s subsidiaries. The balances are as follows:

(Millions)	Others’ Equity Ownership	Dec. 31, 2011	Dec. 31, 2010
Units of BOX(1)	16.7%	$427	$395
Limited partnership units of Brookfield Financial Properties	0.6%	36	32
Units of Prime(2)(3)	26.2%	67	79
Members interest in Brookfield Heritage	49.0%	87	—
Members interest in BOP 1801 California Street LLC(4)	49.0%	38	—
U.S. Office Fund(5)	15.7%	475	375
Total		$1,130	$881

(1) Canadian dollar denominated

(2) Australian dollar denominated

(3) During the second and fourth quarters, the company purchased additional units in Prime, bringing its effective ownership interest from 68.4% to 73.8%

(4) During the fourth quarter, the company acquired a 51% interest in BOP 1801 California Street LLC

(5) As at December 31, 2011, represents at 15.7% non-controlling interest in TRZ Holdings. As at December 31, 2010, represents a 24% non-controlling interest in BPOP Holdings (US) LLC.

On December 9, 2011, the company purchased a controlling 51% interest in 1801 California Street in Denver for $110 million and recognized $37 million in respect of the non-controlling interest in the property.

On December 1, 2011, the company transferred its interest in nine jointly controlled assets in its Canadian Office Fund portfolio from a wholly owned subsidiary into BOX in exchange for cash and the assumption of debt. Consistent with its policy for transactions with entities under common control, the company recognized the excess of the carrying amount of the net assets transferred to BOX over the consideration received of $2 million as a charge to retained earnings.

On August 4, 2011, the company repurchased a non-controlling interest in BPOP Holdings (US) L.L.C., a subsidiary through which the company holds a portion of its interest in the U.S. Office Fund for cash consideration of $36 million and a secured note payable to the vendor of $324 million (refer to Note 15). The excess of the carrying amount of the non-controlling interest repurchased over the consideration paid of $81 million, net of the related tax effect of $10 million, has been recognized in common equity as contributed surplus.

Also in the third quarter, the company recognized non-controlling interests in the U.S. Office Fund of $366 million on August 9, 2011 upon obtaining control of TRZ Holdings (refer to Note 6). In addition, in September 2011, the company’s co-investor in the U.S. Office Fund contributed an additional $113 million of non-controlling interest. Subsequently, in December 2011, the company repurchased a non-controlling interest in the U.S. Office Fund from a co-investor for $30 million. The excess of the carrying amount of the non-controlling interest repurchased over the fair value of the consideration paid of $6 million has been recognized in common equity as contributed surplus.

In the first quarter of 2011, a subsidiary through which the company holds its investment in Heritage Plaza in Houston, Brookfield Heritage Partners LLC (“Brookfield Heritage”), issued a 49% non-controlling equity interest to a group of funds managed by a subsidiary of BAM for proceeds of $60 million. As the transaction did not result in a loss of control of Brookfield Heritage, the $7 million difference between the proceeds received and the fair value of the non-controlling interest issued has been recorded as a charge to retained earnings.

NOTE 22: REVENUE AND COMMERCIAL PROPERTY NET OPERATING INCOME

(a)	Revenue

The components of revenue are as follows:

(Millions)	2011	2010
Revenue from commercial property operations	$1,677	$1,224
Interest and other income(1)	110	102
Total	$1,787	$1,326
(1)	Excludes foreign exchange gains and losses associated with translation of the company’s net foreign currency denominated monetary assets as well as other gains for a total of $20 million included in other income for the year ended December 31, 2011 (2010 – $8 million)

(b)	Commercial property net operating income

The company’s commercial property net operating income from continuing operations is as follows:

(Millions)	2011	2010
Revenue from commercial property	$1,677	$1,224
Property operating costs	(663)	(495)
Commercial property net operating income	$1,014	$729

The company leases commercial properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend up to a further 5 years.

The company also earns fee revenue for property management, leasing and third party service fees. Fee revenue included in revenue from commercial property operations was $59 million for the year ended December 31, 2011 (2010 – $58 million).

85

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Not later than 1 year	$1,168	$892
Later than 1 year and not longer than 5 years	4,799	2,995
Later than 5 years	5,664	3,745
Total	$11,631	$7,632

Property operating costs for the year ended December 31, 2011 includes $21 million (2010 – $21 million) representing rent expense associated with operating leases for land on which certain of the company’s commercial properties are situated. The company does not have an option to purchase the leased land at the expiry of the lease periods. Future minimum lease payments under these arrangements are as follows:

(Millions)	Dec. 31, 2011	Dec. 31, 2010
Not later than 1 year	$33	$22
Later than 1 year and not longer than 5 years	119	81
Later than 5 years	1,591	1,093
Total	$1,743	$1,196

(c)	Interest and other income

The components of interest and other income are as follows:

(Millions)	2011	2010
Interest income on loans receivable from BAM(1)	$50	$45
Interest income on residential note receivable from BRPI	23	—
Interest income on participating loan interests from a subsidiary of BAM	18	5
Foreign exchange gains	(1)	8
Fund incentive gains	—	34
Other interest income	12	14
Other income(2)	28	4
Total	$130	$110
(1)	Consists primarily of interest earned on cash collateralized total return swaps with BAM. Refer to Note 11(e).

(2) For the period ending December 31, 2011 includes condemnation award of $11 million, partnership settlement of $6 million and gain on repurchase of debt of $5 million

NOTE 23: GAINS AND OTHER ITEMS, NET

Gains and other items include certain items recognized in connection with the exercise of the U.S. Office Fund Option as follows:

(Millions)
Excess of net assets of TRZ Holdings recognized on assumption of control over the carrying amount of the equity accounted investment in the U.S. Office Fund (refer to Note 6)	$212
Carrying amount of U.S. Office Fund Option derecognized (refer to Note 11(b))	(241)
Deferred gain realized (refer to Note 18)	172
Excess of consideration paid to settle the U.S. Office Fund true-up consideration payable over carrying amount (refer to Note 17(b))	(3)
Related tax effects	10
Total	$150

NOTE 24: FAIR VALUE GAINS, NET

The components of fair value gains, net are as follows:

(Millions)	2011	2010
Investment properties
Commercial properties	$1,012	$702
Development properties	(16)	(57)
	996	645
Financial instruments
Participating loan interests	30	19
Loans receivable designated as FVTPL	—	21
U.S. Office Fund option and true-up liability	(59)	(23)
Other financial instruments designated as FVTPL	(10)	(22)
	(39)	(5)
Total	$957	$640

86

NOTE 25: SHARE OF NET EARNINGS OF EQUITY ACCOUNTED INVESTMENTS

The components of net earnings of equity accounted investments are as follows:

(Millions)	2011	2010
U.S. Office Fund	$383	$366
Jointly controlled entities	209	203
Associates	7	35
Total	$599	$604

NOTE 26: STOCK-BASED COMPENSATION

Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.

During 2011, the company granted 1,971,000 stock options (2010 – 3,282,000), under the Share Option Plan with a weighted average exercise price of $17.35 per share (2010 – $13.03 per share), which was equal to the five-day volume weighted average price of a share on the New York Stock Exchange for the five business days preceding the effective grant date of February 10, 2011. At the grant date, the options each had a weighted average fair value of $2.73 (2010 – $1.68) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 30% volatility (2010 – 30%), a weighted average dividend yield of 5.0% (2010 – 5.0%) and a risk free interest rate of 2.65% (2010 – 2.50%). The resulting total compensation of $5 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.

The following table sets out the number of options to purchase common shares which were issued and outstanding at December 31, 2011 under the company’s Share Option Plan:

Issue Date	Expiry Date	Number of Shares	Weighted Average Exercise Price
2003	2013	673,871	$9.25
2004	2014	1,218,459	14.09
2005	2015	735,401	17.53
2006	2016	812,108	20.92
2007	2017	1,485,803	31.66
2008	2018	2,090,418	18.80
2009	2019	5,586,200	6.56
2010	2020	3,161,800	13.20
2011	2021	1,951,000	17.35
Total		17,715,060	$14.16

The change in the number of options during 2011 and 2010 is as follows:

	2011		2010
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	17,358,469	$13.50	15,348,765	$13.00
Granted	1,971,000	17.35	3,282,000	13.03
Exercised	(1,533,791)	9.52	(1,226,973)	8.33
Expired / Forfeited	(80,618)	14.95	(45,323)	11.94
Outstanding, end of year	17,715,060	14.16	17,358,469	13.50
Exercisable at end of year	11,350,150	$15.36	7,168,002	$15.67

A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors’ fees in the form of Deferred Share Units (“DSUs”). The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect of vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.

At December 31, 2011, the company had a total of 1,282,079 DSUs outstanding (December 31, 2010 – 1,226,942) of which 1,282,079 were vested (December 31, 2010 – 1,226,942).

The company established a restricted stock plan in 2011 to provide the company and its executives with alternatives to the company’s existing plans which allow executives to increase their share ownership. Restricted shares vest in equal installments over a period of five years, except that restricted shares awarded in lieu of a cash bonus vest immediately. Vested and unvested restricted shares must be held until the fifth anniversary of the award date. Holders of restricted shares are entitled to vote their shares and to receive dividends that are paid on the company’s common shares. Prior to the fifth anniversary of the award date, these dividends are distributed in the form of additional restricted shares, equivalent in value to the cash dividends paid on the restricted shares net of required withholding taxes and subject to the same vesting and hold provisions as the original restricted shares. Under the plan, 200,000 shares were granted during the year with a weighted average exercise price of $19.28 per share. At December 31, 2011, 200,000 shares were outstanding under the restricted stock plan, of which 40,000 were exercisable.

87

In 2011, the company adopted a management global stock option plan for officers and employees outside of the United States and Canada in order to address tax changes in jurisdictions outside of North America. The terms of this plan are substantially similar to the Stock Option Plan except that officers and employees do not have the ability to elect to receive the company’s shares when exercising their rights under this plan. Rather, their sole entitlement is to a cash payment equal to the increase in the value of a specified number of shares over a specified period of time.

Employee compensation expense related to the stock option, deferred share unit and restricted stock plans for the year ended December 31, 2011 was $7 million (2010 – $6 million).

NOTE 27: GUARANTEES, CONTINGENCIES AND OTHER

In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

(a) Guarantees and Contingencies

As of December 31, 2011, the company had commitments totaling C$5 million to third parties for the re-cladding and re-positioning of First Canadian Place in Toronto. The company also had commitments totaling approximately GBP$23 million and A$112 million to third parties for the development or redevelopment of space at 100 Bishopsgate in London and City Square in Perth respectively.

The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the company from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The company does not conduct its operations, other than those of equity-accounted investments, through entities that are not fully or proportionately consolidated in its consolidated financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in its consolidated financial statements.

The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation is being pursued against one of the company’s subsidiaries related to security on a defaulted loan. At this time, the amount of contingent cash outflow related to the litigation and claims currently being pursued against the company is uncertain and could be up to C$42 million in the event the company is completely unsuccessful in defending the claims.

(b) Other

United States

The company maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The all risk policy limit is $1.5 billion per occurrence. The earthquake limit is $300 million per occurrence and in the annual aggregate for its California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. The Terrorism Risk Insurance Program Reauthorization Act of 2007 was signed into law on December 26, 2007. It extends the TRIA program through December 2014.

With respect to the company’s U.S. properties (including the U.S. Office Fund), in October 2008, the company formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $2.5 billion of TRIA coverage for all U.S. properties. In 2009 the company formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2011, the company expects Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by the company.

88

Canada

The company maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). The all risk policy limit is C$1.5 billion per occurrence. The earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence. Windstorm is included under the all risk coverage and has C$1.5 billion limits per occurrence with a C$10,000 deductible.

With respect to the company’s Canadian properties, the company purchases an insurance policy that covers acts of terrorism for limits up to C$1 billion.

Australia

The company maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The company maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). The all risk policy limit is A$1 billion per occurrence. The earthquake limit is A$600 million per occurrence and in the aggregate. This coverage is subject to a A$10,000 deductible. The weather catastrophe limit is A$600 million per occurrence and in the annual aggregate. Both earthquake and weather catastrophe coverage is subject to a deductible of 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is A$600 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by the company’s partners, all risk property insurance and rental value coverage is provided with limits that the company believes are in line with what owners of similar properties carry.

Terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

NOTE 28: CAPITAL MANAGEMENT AND LIQUIDITY

The company employs a broad range of financing strategies to facilitate growth and manage financial risk. The company’s objective is to reduce its weighted average cost of capital and improve common shareholders’ equity returns through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing. As at December 31, 2011, the company’s weighted average cost of capital, assuming a 12% return on common equity, was 7.23%.

The following schedule details the components of the company’s capital as at December 31, 2011 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
Liabilities
Commercial property debt	5.70%	5.90%	$10,635	$7,426
Capital securities – corporate	5.43%	5.43%	994	1,038
Shareholders’ equity
Preferred equity - corporate	5.68%	4.11%	1,095	848
Common equity(2)	12.00%	12.00%	7,877	8,813
Non-controlling interests
Preferred equity – subsidiaries	1.95%	1.52%	374	382
Other non-controlling interests(3)	12.00%	12.00%	1,130	881
Total(4)	7.23%	7.95%	$22,105	$19,388
(1)	As a percentage of average book value unless otherwise noted
(2)	Underlying value of liabilities represents carrying value or the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of the company’s common shares
(3)	Assuming 12% return on co-invested capital
(4)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

Commercial property debt – The company’s commercial property debt is primarily fixed-rate and non-recourse to the company. These financings are typically structured on a loan-to-appraised value basis of between 55% and 65% when the market permits. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This execution reduces the company’s equity requirement and enhances its equity returns when financing certain commercial properties. The company currently has a level of indebtedness of 50% of fair value of its commercial properties. This level of indebtedness is considered by the company to be within its target.

Capital securities – corporate, Preferred equity – corporate and Preferred equity – subsidiaries. These represent sources of low-cost capital to the company, without dilution to the common equity base.

Other non-controlling interests – The company invests its liquidity alongside capital from strategic institutional partners in fund formats to acquire individual assets and portfolios. Also, the common equity of certain of the company’s subsidiaries includes publicly traded securities.

89

The company is subject to certain covenants on its credit facilities. The covenants include a total and secured leverage ratio, an interest and fixed charge ratio, as well as a dividend payout ratio and a recourse debt requirement. As of December 31, 2011, $381 million had been drawn on the credit facilities (2010 – nil).

The company’s strategy is to satisfy its liquidity needs using cash on hand, cashflows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. The company also generates liquidity by accessing capital markets on an opportunistic basis. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on corporate credit facilities and refinancing of maturing indebtedness are the company’s principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in its commercial property portfolio. Another source of cashflow includes third-party fees generated by the company’s asset management, leasing and development businesses.

The principal liquidity needs for periods beyond the next twelve months are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. The company’s strategy is to meet these needs with one or more of the following:

•	cashflows from operations;

•	construction loans;

•	proceeds from sales of assets;

•	proceeds from sale of non-controlling interests in subsidiaries; and

•	credit facilities and refinancing opportunities.

The company attempts to match the maturity of its commercial property debt portfolio with the average lease terms of its properties. At December 31, 2011, the average term to maturity of the company’s commercial property debt was five years, compared to its average lease term of seven years.

The following table presents the contractual maturities of the company’s financial liabilities at December 31, 2011:

	Payments Due By Period
(Millions)	Total	Less than 1 Year	2 – 3 years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$10,845	$644	$5,422	$1,598	$3,181
Capital securities – corporate	994	150	392	452	―
Interest expense(2)
Commercial property debt	2,642	606	962	514	560
Capital securities – corporate	152	49	72	31	―
Other non-current financial liabilities	92	―	―	―	92
(1)	Net of transaction costs and includes $210 million of debt associated with assets held for sale
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates

NOTE 29: FINANCIAL INSTRUMENTS

(a) Derivatives and hedging activities

The company uses derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The company does not use derivatives for speculative purposes. The company uses the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on certain variable rate debt; and

•	Total return swaps on the company’s shares to economically hedge exposure to variability in share price under the deferred share unit plan (refer to Note 26).

The company also designates certain of its financial liabilities as hedges of its Canadian dollar net investments in foreign subsidiaries.

90

Interest rate hedging

The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at December 31, 2011 and December 31, 2010:

(Millions)	Hedging Item	Notional	Rates	Maturity Dates	Fair Value
Dec. 31, 2011	Forecasted fixed rate debt interest rate swaps	C$225	3.4% to 3.6%	Apr to Nov 2023	(C$17)
	Forecasted fixed rate debt interest rate swaps	A$357	5.2%	Jan 2014	(A$10)
	Interest rate caps of US$ LIBOR debt	$918	3.8% to 5.5%	Mar 2012 to Mar 2014	nil
	Interest rate swaps of US$ LIBOR debt	$957	0.8% to 5.7%	Sept 2012 to May 2014	($14)
	Interest rate swaps of AUD$ BBSW/BBSY debt	A$512	4.8% to 5.6%	Jan 2012 to Jan 2016	(A$9)
	Interest rate swap of AUD$ debt	A$419	5.9%	Jul 2016	(A$34)
	Forecasted fixed rate debt interest rate swaps	$1,015	2.6% to 4.7%	Feb 2022 to Nov 2024	($140)
Dec. 31, 2010	Forecasted fixed rate debt interest rate swaps	C$60	2.5%	March 2011	(C$2)
	Interest rate caps of US$ LIBOR debt	$300	5.0%	August 2011	nil
	Interest rate swaps of AUD$ BBSW/BBSY debt	A$257	5.0%	April 2011 to Jan 2012	A$1
	Interest rate swaps of US$ LIBOR debt	$250	0.8% to 1.2%	Sept 2012 to July 2013	($1)
	Forecasted fixed rate debt interest rate swaps	$25	3.5%	August 2021	nil

At December 31, 2011 the amount of hedge ineffectiveness recorded in interest expense in connection with the company’s interest rate hedging activities was not significant.

Foreign currency hedging

The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at December 31, 2011 and December 31, 2010:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Dec. 31, 2011	Foreign currency forward	British pounds	GBP£45	GBP£0.64/US$	nil	Mar 2012	GBP denominated net investment
	Foreign currency forward	Australian dollar	A$135	A$0.98/US$	($4)	Jan 2012	A$ denominated net investment
Dec. 31, 2010	Foreign currency forward	British pounds	GBP£45	GBP£0.64/US$	($1)	Mar 2011	GBP denominated net investment
	Foreign currency forward	Canadian dollar	C$500	C$1.00/US$	($10)	On or before Mar 2011	C$ denominated net investment
	Foreign currency forward	Australian dollar	A$1,100	A$0.98/US$	($53)	On or before Jun 2011	A$ denominated net investment

In addition, as of December 31, 2011, the company had designated C$903 million (December 31, 2010 – C$950 million) of its Canadian dollar financial liabilities as hedges of the net investment in its Canadian operations. At December 31, 2011 the amount of hedge ineffectiveness recorded in earnings in connection with the company’s foreign currency hedging activities was not significant.

Other derivatives

The following table provides details of other derivatives outstanding as at December 31, 2011 and December 31, 2010:

(Millions)	Derivative Type	Notional	Rate	Maturity	Fair Value	Fair Value Gain/Loss	Classification of Gain/Loss
Dec. 31, 2011	Total return swap(1)				$2	($17)	General and administrative expense
Dec. 31, 2010	Interest rate swap	$500	1.4%	2011	($3)	($6)	Fair value gains, net
	Forward rate swaps	A$470	5.7%	2011	(A$1)	A$1	Fair value gains, net
	Interest rate swaptions	A$431	5.9%	2011	(A$7)	A$4	Fair value gains, net
	Forward starting swaps	$150	2.8%	2017	nil	nil	Fair value gains, net
	Total return swap(1)				$19	$6	General and administrative expense

(1) Relates to the total return swap on the company’s shares in connection with the deferred share unit plan

(b) Fair value of financial instruments

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

91

The carrying value and fair values of the company’s financial instruments are summarized in the following table:

	Dec. 31, 2011						Dec. 31, 2010
			Loans & Receivables
	FVTPL	AFS	Other Liabilities		Total		Total
	Fair	Fair	Fair	Amortized	Carrying	Fair	Carrying	Fair
(Millions) Measurement Basis	Value	Value	Value	Cost	Value	Value	Value	Value
Financial assets
Participating loan interests	$ 49	—	$ 390	$ 390	$ 439	$ 439	$ 411	$ 411
Non-current financial assets
Equity securities designated as AFS	—	$ 107	—	—	107	107	106	106
U.S. Office fund option	—	—	—	—	—	—	310	310
Brookfield Residential promissory notes	—	—	470	470	470	470	—	—
Loans receivable designated as FVTPL	138	—	—	—	138	138	—	—
Other loans receivable	—	—	102	102	102	102	606	639
Receivables and other assets
Accounts receivable	—	—	259	259	259	259	201	201
Loan receivable from affiliate	—	—	49	49	49	49	49	49
Equity installment receivable	—	—	—	—	—	—	115	115
Restricted cash and deposits	—	—	69	69	69	69	42	42
Cash and equivalents	—	—	434	434	434	434	142	142
	$ 187	$ 107	$ 1,773	$ 1,773	$ 2,067	$ 2,067	$ 1,982	$ 2,015
Financial liabilities
Commercial property debt(1)	$ 56	—	$ 11,171	$ 10,789	$ 10,845	$ 11,227	$ 7,426	$ 7,565
Residential development debt	—	—	—	—	—	—	489	489
Capital securities – corporate	—	—	1,054	994	994	1,054	1,038	1,067
Other non-current financial liabilities
Loan payable	—	—	92	92	92	92	93	93
Other non-current financial liabilities	—	—	—	—	—	—	12	12
Accounts payable and accrued liabilities	228	—	752	752	980	980	659	659
	$ 284	—	$ 13,069	$ 12,627	$ 12,911	$ 13,353	$ 9,717	$ 9,885

(1) Includes $210 million of debt associated with asset held for sale

(c) Fair value hierarchy

The company values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the company maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2011			Dec. 31, 2010
(Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Participating loan interests – embedded derivative	—	—	$ 49	—	—	$ 19
Non-current financial assets
Equity securities designated as AFS	—	—	107	—	—	106
U.S. Office Fund option	—	—	—	—	—	310
Loans receivable designated as FVTPL	—	—	138	—	—	—
Receivables and other assets
Financial liabilities
Commercial property debt	—	—	56	—	—	54
Other non-current financial liabilities	—	—	—	—	—	45
Accounts payable and accrued liabilities	—	$ 228	—	—	—	—

92

(d) Market risk

Interest rate risk

The company faces interest rate risk on its variable rate financial assets and liabilities. In addition, there is interest rate risk associated with the company’s fixed rate debt due to the expected requirement to refinance such debts in the year of maturity. The following table outlines the impact on interest expense from continuing operations of a 100 basis point increase or decrease in interest rates on the company’s variable rate assets and liabilities and fixed rate debt maturing within one year:

(Millions)	Dec. 31, 2011
Corporate revolving facility	$3
BOX revolving facility	1
Variable rate commercial property debt	26
Fixed rate commercial property debt due within one year	3
Total	$33

In addition, the company has variable rate debt included within its equity accounted investments which could result in a change in interest expense at ownership of $4 million based on a 100 basis point change in rates.

The company manages interest rate risk by primarily entering into fixed rate commercial property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The company also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on refinancing of fixed rate debt.

Foreign currency risk

The company is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the company is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain corporate level foreign currency denominated monetary assets and liabilities. The company’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the US dollar is summarized below:

	Dec. 31, 2011			Dec. 31, 2010
(US$ Millions unless otherwise noted)	Net Investment	OCI	Net Income	Net Investment	OCI	Net Income
Canadian Dollar	C$ 2,003	$ (178)	$ 13	C$ 951	$ (108)	$ 27
Australian Dollar	A$ 2,061	(191)	—	A$ 1,624	(146)	—
British Pound(1)	£ 49	(7)	—	£ 47	(7)	—
Total		$ (376)	$ 13		$ (261)	$ 27

(1) Before taking into consideration the effect of hedges. The currency risk on these British Pound denominated investments has been hedged with foreign currency forward contracts.

Equity price risk

The company faces equity price risk in connection with a total return swap under which it receives the returns on a notional 1,286,473 of the company’s common shares. A $1 increase or decrease in the company’s share price would result in a $1 million gain or loss being recognized in general and administrative expense.

(e) Credit risk

The company's maximum exposure to credit risk associated with financial assets is equivalent to the carrying value of each class of financial assets as separately presented in participating loan interests, other non-current financial assets, receivables and other, restricted cash and deposits and cash and cash equivalents. The company also has indirect exposure to credit risk within its equity accounted investments, including $4 million of receivables and other through its investment in other jointly controlled entities. Further, as discussed in Note 5, the company has exposure to the credit risk of certain subsidiaries of BAM as certain properties included in the company’s consolidated financial statements are pledged as collateral against cross-collateralized financing pools. This credit risk is limited to the carrying amount of the pledged assets of $2.1 billion.

Credit risk related to accounts receivable arises from the possibility that tenants may be unable to fulfill their lease commitments. The company manages this risk by attempting to ensure that its tenant mix is diversified and by limiting its exposure to any one tenant. The company maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently no one tenant represents more than 10% of commercial property revenue. This risk is further managed by signing long-term leases with tenants who have investment grade credit ratings.

Credit risk arises on secured loans and other receivables in the event that borrowers default on the repayment to the company. The company manages this risk by attempting to ensure that adequate security has been provided in support of such mortgages.

The company manages credit risk on financial assets with related parties by entering into such transactions under normal commercial terms and, in certain instances, by obtaining guarantees from its parent or other credit-worthy subsidiaries of its parent.

93

The majority of the company’s trade receivables are collected within 30 days. The balance of accounts receivable past due, including real estate mortgages, is not significant.

NOTE 30: RELATED PARTIES

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at exchange value. The following table summarizes transactions and balances with BAM and its subsidiaries:

(Millions)	Year ended Dec. 31,
	2011	2010
Transactions for the
Lease revenue	$2	$2
Interest income	91	50
Interest expense	40	13
	Dec. 31, 2011	Dec. 31, 2010
Balances outstanding as at
Participating loan interests receivable	$439	$411
BRPI promissory notes(1)	470	—
Loans receivable designated as FVTPL	138	—
Loans receivable	224	655
Commercial property debt payable	417	416
Bridge facility payable	—	428

(1) Refer to Note 11(c) for details of related put arrangement

The company holds a 70% interest in Brookfield Properties Management Pty Ltd. which manages the properties in the Australian portfolio and certain other properties owned by subsidiaries of BAM, with the remaining 30% held by BAM. The company has an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2015.

Compensation of key management personnel

The renumeration of directors and other key management personnel during the years ended December 31, 2011 and 2010 was as follows:

(Millions)	2011	2010
Salaries, incentives and short-term benefits	$9	$11
Post-employment benefits	—	—
Share-based payments	8	4
	$17	$15

The renumeration of directors and key executives is determined by the company’s human resources and compensation committee having regard to the performance of individuals and market trends.

NOTE 31: OTHER INFORMATION

(a) Supplemental cashflow information

(Millions)	2011	2010
Acquisitions of real estate	$913	$474
Mortgages and other balances assumed on acquisition	(250)	(37)
Net acquisitions	$663	$437
Dispositions of real estate	$985	$42
Mortgages and other balances assumed by purchasers	(441)	(21)
Net dispositions	$544	$21
Cash taxes paid	$68	$25
Cash interest paid (excluding dividends on capital securities)	$529	$371

(b) During the year ended December 31, 2011, interest expense included $13 million (2010 – $6 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities – corporate which has been recognized in interest expense using the effective interest method.

(c) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of, the parent or other subsidiaries, respectively.

(d) Included in cash and cash equivalents is nil of short-term deposits at December 31, 2011 (December 31, 2010 – nil).

94

NOTE 32: SUBSEQUENT EVENTS

On January 17, 2012, the company issued C$200 million of 4.3% senior unsecured notes due January 17, 2017.

On March 1, 2012, the company announced its intention to redeem all of its outstanding Class AAA Series I preferred shares.

In addition, subsequent to year end, the company increased its corporate revolver by $35 million to $695 million.

NOTE 33: SEGMENTED INFORMATION

The company and its subsidiaries operate in the U.S., Canada and Australia within the commercial property business. In the first quarter of 2010, the company also established a holding company in the United Kingdom and made investments in that market. The company’s United Kingdom investment is currently managed out of the U.S. platform and has been included as such until a platform is established in the United Kingdom. The company’s previously owned residential development operations were focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Missouri in the U.S.

The company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The company uses commercial property net operating income as a measure of operating performance and funds from operations, a widely used measure in analyzing real estate, as a measure of segment profit or loss. The company defines net operating income as income from commercial property operations after direct operating expenses, including property administration costs, have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and the company’s share of net earnings (losses) from equity accounted investments. The company defines funds from operations as income before fair value gains (losses), income taxes and certain other non cash items, if any, less non-controlling interests in the foregoing. Funds from operations includes funds from operations of consolidated properties, the company’s share of funds from operations of equity accounted investments and funds from discontinued operations. The following summary presents segmented financial information for the company’s principal areas of business:

Commercial							Residential
United States			Canada		Australia		Development		Total
Dec. 31,		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(Millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Revenue	$1,016	$752	$553	$526	$218	$48	$—	$—	$1,787	$1,326

Commercial property net operating income	554	414	307	281	153	34	—	—	1,014	729
Interest and other income	76	75	34	33	20	2	—	—	130	110
	630	489	341	314	173	36	—	—	1,144	839

Interest expense(1)	(326)	(236)	(137)	(127)	(77)	(17)	—	—	(540)	(380)
General and administrative expense(2)	(67)	(70)	(63)	(50)	(10)	(3)	—	—	(140)	(123)
Other(3)	(16)	6	1	23	1	4	—	—	(14)	33
Funds from operations of equity accounted investments	172	233	18	17	21	4	—	—	211	254
Funds from discontinued operations	21	30	—	—	—	—	13	128	34	158
Non-controlling interests in funds from operations	(33)	(39)	(22)	(14)	—	(1)	—	—	(55)	(54)
Funds from operations	381	413	138	163	108	23	13	128	640	727
Fair value gains (losses)	605	396	222	172	130	72	—	—	957	640
Fair value gains (losses) of equity accounted investments	399	358	(10)	(12)	(1)	4	—	—	388	350
Other(4)	161	(13)	(2)	(29)	(4)	—	—	—	155	(42)
Income taxes	(149)	71	(99)	(37)	(66)	(28)	—	—	(314)	6
Funds from discontinued operations	(21)	(30)	—	—	—	—	(13)	(128)	(34)	(158)
Non-controlling interests in funds from operations	33	39	22	14	—	1	—	—	55	54
Income from continuing operations	1,409	1,234	271	271	167	72	—	—	1,847	1,577
Income from discontinued operations	36	17	—	—	—	—	13	92	49	109
Net income	1,445	1,251	271	271	167	72	13	92	1,896	1,686
Net income attributable to non-controlling interests	131	79	67	48	8	7	—	—	206	134
Net income attributable to shareholders	$1,314	$1,172	$204	$223	$159	$65	$13	$92	$1,690	$1,552

(1) Includes allocation of interest expense on corporate debt and capital securities of $17 million to United States and $52 million to Canada (2010 - $22 million to United States and $52 million to Canada)

(2) Includes allocation of corporate level general and administrative expenses of $12 million to United States and $9 million to Canada (2010 - $21 million to United States and nil to Canada)

(3) Includes $53 million realized gain on investment in U.S. commercial operations in the year ended December 31, 2010

(4) Includes $150 million recognition of deferred gain in U.S. commercial operations upon settlement of the option in the year ended December 31, 2011

95

	Commercial						Residential
	United States		Canada		Australia		Development		Total
(Millions)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
Non-current assets(1)	$15,014	$10,636	$5,185	$4,333	$3,969	$3,153	$—	$1,540	$24,168	$19,662
Other assets	718	394	154	194	104	170	—	—	976	758
Total assets	$15,732	$11,030	$5,339	$4,527	$4,073	$3,323	$—	$1,540	$25,144	$20,420
Total liabilities	$8,188	$5,190	$3,291	$2,975	$1,986	$1,609	$—	$576	$13,465	$10,350
Investment in commercial properties	$5,967	$516	$175	$—	$269	$1,618	$—	$—	$6,411	$2,134
Investment in development properties	69	—	—	—	—	492	—	—	69	492
Investment in equity accounted investments	57	74	—	—	—	282	—	—	57	356
Investment in participating loan notes	—	—	—	—	—	411	—	—	—	411
Capital expenditures-commercial properties	114	43	52	32	7	—	—	—	173	75
Capital expenditures-development properties	24	33	19	16	269	60	—	—	312	109

(1) Non-current assets includes equity accounted investments in the United States, Canada and Australia segments of $1,529 million, nil and $275 million, respectively (2010 - $2,242 million, $4 million and $282 million, respectively)

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(Millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Total commercial property net operating income(1)	$831	$798	$329	$302	$231	$52	$—	$—	$1,391	$1,152

(1) Includes commercial property net operating income of equity accounted investments of $277 million, $22 million and $78 million in the United States, Canada and Australian commercial operations, respectively (2010 - $386 million, $21 million and $16, respectively)

NOTE 34: APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on February 9, 2012.

96

Selected Financial Information

Unaudited

December 31 (US Millions, except per share information)	2011	2010	2009	2008(1)	2007(1)
Financial results
Commercial property net operating income(2)	$1,014	$729	$690	$1,308	$1,240
Funds from operations	640	727	556	626	629
Net income attributable to shareholders	1,690	1,552	(220)	700	240
Total assets	25,144	20,420	15,459	19,440	20,473
Shareholders’ equity	11,679	8,807	6,873	3,410	3,078

Per diluted common share
Common shares outstanding	503.7	502.7	501.3	391.1	392.8
Fully diluted shares outstanding	521.4	520.1	516.7	400.8	401.1
Funds from operations excluding gains	1.14	1.37	1.25	1.59	1.57
Net income	2.92	2.73	(0.52)	1.77	0.59
Dividends paid	0.56	0.56	0.56	0.56	0.55
Shareholders’ equity – book value	17.90	15.75	13.10	8.75	7.84
Common share price at year end	15.64	17.53	12.12	7.73	19.25

Operating data—Commercial properties
Number of commercial properties	110	128	110	108	109
Leasable area (millions of sq. ft.)	68	74	66	65	64
Effective interest (millions of sq. ft.)	51	50	50	50	49
Average occupancy (%)	93.2	94.4	93.8	94.9	95.6

(1) Results reported under Canadian GAAP

(2) Restated to reflect the impact of current discontinued operations

97

Corporate Responsibility

A MESSAGE FROM RIC CLARK

Along with delivering consistently strong financial results and a commitment to operational excellence, corporate responsibility is a priority for Brookfield Office Properties Inc.

Our 2011 Corporate Responsibility Report reflects Brookfield’s resolve to challenge ourselves continually to promote sustainable growth, invest in green building technologies, be transparent in all our operations, and make positive contributions in the communities where we live and work. Although this report provides a look back at the progress we made on these goals in the past year, the company continues to look forward, raising our own expectations as an industry leader to have a positive and sustainable impact in the community and on the environment.

Every day, in every city in which we operate, Brookfield is investing in green building innovations such as energy-efficient systems, environmentally sound construction technologies, and strategies to reduce our carbon footprint. We are also expanding our long-standing award-winning arts programs and initiatives to support local schools and non-profit organizations.

At Brookfield, we believe that these efforts promote the long-term interests of all our stakeholders, including employees, tenants, business partners, investors, local communities, government officials, and the commercial real estate industry at large. We also recognize that this commitment requires an open conversation and collaboration with each of these constituencies. To that end, we invite your views on the progress we have made to date, and equally important, what we can and should be doing in the years ahead.

Sincerely,

Ric Clark

Chief Executive Officer

Brookfield Office Properties Inc.

98

INTRODUCTION

At Brookfield Office Properties Inc., responsible business practices are a top priority and an essential component of our continued success. This commitment is part of our company culture and includes defined goals and metrics to ensure that we operate to the highest standards in a transparent and collaborative manner.

This pledge includes meeting responsible global environmental standards and investing the necessary resources to make positive and lasting impacts in the cities in which we operate worldwide.

Our Corporate Responsibility program is focused on three areas of activity:

1.	Environment Protection & Sustainable Growth
2.	Community Engagement and Brookfield’s Arts & Events Program
3.	Fostering a Culture of Opportunity, Giving and Volunteerism

These areas of activity are integrated across the company and ingrained in our long-term business strategy.

Environment Protection & Sustainable Growth

At Brookfield, our mission is to provide the highest quality commercial office space, in concert with an unwavering commitment to deliver responsible environmental solutions and innovative environmental strategies to our tenants, shareholders, and the communities in which we work.

Environmental initiatives are a major component of Brookfield’s strategic business plan. Environmental stewardship is a high priority for us and we treat it as a key business objective, along with revenue growth and risk management. Decisions we make as a company balance both our fiscal and our environmental responsibilities.

Our ultimate objective is to maximize energy and resource efficiency and environmental stewardship at our properties, together with the wellness and safety of our tenants, employees, and those that live in the neighborhoods that house our properties.

We achieve this through an integrated strategy based on three principles that are embedded in the Brookfield corporate culture. These tenets are the foundation of our commitment to environmental responsibility.

Principle 1

To operate, develop, retrofit, redesign and renovate properties to achieve optimum energy efficiency, occupant satisfaction and reduced carbon emissions.

Principle 2

To incorporate innovative environmental strategies in order to achieve best-in-industry environmental performance in all new office developments.

Principle 3

To seek best-in-class environmental certifications, actively participate in green industry organizations, and support new initiatives that foster the energy and resource-efficient operation of office buildings and environmentally sustainable communities and practices.

In 2011, we made significant strides in further integrating green-building practices throughout our portfolio and in executing strategies to provide the highest-quality office space in healthy, sustainable environments with low operating costs.

LEED® Certification – U.S. and Canada

In North America, Leadership in Energy & Environmental Design (LEED®) is the industry standard for sustainable, green properties. The standard rates the environmental performance of many facets of real estate, including: 1) Existing buildings’ operations and maintenance (LEED EB O&M); 2) the Core & Shell of new developments (LEED CS); and 3) the Commercial Interiors of specific tenant spaces (LEED CI).

In 2011, Brookfield secured 10 new LEED certifications at the following North American properties:

•	One World Financial Center, New York City, NY: LEED EB:OM Gold
•	245 Park Avenue, New York City, NY: LEED EB:OM Gold
•	Newport Tower, Jersey City, NJ: LEED EB:OM Gold
•	Victor Building, Washington, DC: LEED EB:OM Gold
•	1200 K Street, Washington, DC: LEED EB:OM Gold
•	1400 Smith Street, Houston, TX: LEED EB:OM Gold
•	Continental Center I, Houston, TX: LEED EB:OM Gold
•	Figueroa at Wilshire, Los Angeles, CA: LEED EB:OM Gold
•	Marina Towers – North & South, Marina Del Rey, CA: LEED EB:OM Silver

99

In 2012, the company anticipates achieving LEED certification at the following North American properties:

•	Two Allen Center, Houston, TX: LEED EB:OM Gold
•	Three Allen Center, Houston, TX: LEED EB:OM Gold
•	1201 Louisiana St., Houston, TX: LEED EB:OM Gold
•	Grace Building, New York City, NY: LEED EB:OM Silver
•	Brookfield Place, Toronto, ON: LEED EB:OM Gold
•	Exchange Tower, Toronto, ON: LEED EB:OM Gold
•	HSBC Building, Toronto, ON: LEED EB:OM Gold
•	First Canadian Place, Toronto, ON: LEED EB:OM Gold
•	Bankers Hall, Calgary, AB: LEED EB:OM Gold
•	Suncor Energy Centre, Calgary, AB: LEED EB:OM Gold
•	Fifth Avenue Place, Calgary, AB: LEED EB:OM Gold
•	Royal Centre, Vancouver, BC: LEED EB:OM Silver

These 12 properties join the 20 that are already LEED-accredited, bringing current and target LEED-certified buildings to 54% of our North American portfolio.

In addition, we have pledged to build all future developments in our pipeline – more than 16 million square feet globally – to a minimum standard of LEED Gold or its local equivalent.

LEED-Accredited Professionals

The company’s commitment to the LEED program extends beyond our buildings and planned developments to our workforce. Many of our property management professionals have sought out and secured personal LEED certifications, including LEED AP (Accredited Professional) and LEED GA (Green Associate), through further study and testing on green building practices. This education ensures that the people designing, developing and operating our buildings have the knowledge to do so in the most energy-efficient, sustainable manner.

In 2011, the total number of LEED-accredited professionals at Brookfield more than doubled from 10 to 24. Brookfield personnel who achieved LEED accreditation (LEED AP or LEED GA) in 2011 are:

•	Tim Hewer, Toronto, ON
•	Sean Alley, Houston, TX
•	Jeff Burck, Houston, TX
•	Kimberly Guillory, Houston, TX
•	Laura Krupowicz, Houston, TX
•	Ellen Pannell, Houston, TX
•	Jim Sinclair, Houston, TX
•	Greg Sherman, Houston, TX
•	Rhonda Stanley, Houston, TX
•	Eric Rabel, Houston, TX
•	John Swerdlow, Houston, TX
•	Steve Stover, Washington, DC
•	Albert Gonzalez, New York City, NY
•	Joseph Albanese, New York City, NY

Green Star and NABERS—Australia

In September 2010, Brookfield acquired an interest in a portfolio of 19 office properties in the Australian cities of Sydney, Melbourne and Perth. Last year was our first full-calendar year managing these assets.

In Australia, Green Star and NABERS (National Australian Built Environment Rating System) are the two governing programs that certify sustainable building credentials, comparable to LEED in North America. Green Star evaluates environmental design and the construction of buildings. NABERS measures the energy performance, water performance and carbon footprint of existing properties over a 12-month operating period.

100

Green Star(1) and NABERS Ratings

Sydney

Property	NABERS Energy	NABERS Water	Green Star – Office Design v2	Green Star – As Built v2
52 Goulburn Street	5.5 stars	4 stars	N/A	N/A
American Express House	5 stars	4 stars	N/A	N/A
Darling Park I	5 stars	3.5 stars	N/A	N/A
Darling Park II	5 stars	3 stars	N/A	N/A
E&Y Centre	4.5 stars	3.5 stars	N/A	N/A
IAG House	4.5 stars	3.5 stars	5 stars	4 stars
KPMG Tower	5 stars	1 stars	N/A	N/A
NAB House	5 stars	3.5 stars	N/A	N/A
One Shelley Street	N/A(2)	N/A(2)	6 stars	6 stars

Melbourne

Property	NABERS Energy	NABERS Water	Green Star – Office Design v2	Green Star – As Built v2
Bourke Place	3.5 stars	2.5 stars	N/A	N/A
Defence Plaza	3.5 stars	N/A	N/A	N/A
Southern Cross East	4.5 stars	3 stars	N/A	N/A
Southern Cross West	4.5 stars	5 stars	5 stars	N/A

Perth

Property	NABERS Energy	NABERS Water	Green Star – Office Design v2	Green Star – As Built v2
235 St. Georges Terrace	5 stars	N/A	5 stars	N/A

(1) All buildings designed prior to introduction of the Green Star rating tool in 2003 are not applicable for this rating.

(2) Newly constructed building currently in exemption period (less than two years) for NABERS rating.

Environmental achievements within the Australia portfolio include:

•	Average 4.75 stars NABERS energy rating
•	Average 3.30 stars NABERS water rating
•	Average 5.25 stars Green Star design across all sites developed or refurbished from 2006

NABERS Energy - 6 star maximum

• 0 stars - Very poor

• 1 star - Poor

• 2 stars - Below average

• 2.5 to 3 stars - Average

• 4 stars - Good

• 5 stars - Excellent

• 6 stars - Market leading

NABERS Water - 6 star maximum

• 0 stars - Very poor

• 1 star - Poor

• 2 stars - Below average

• 2.5 to 3 stars - Average

• 4 stars - Good

• 5 stars - Excellent

• 6 stars - Market leading

Green Star – Office Design v2 - 6 star maximum

•	4 Star Green Star Certified Rating (score 45-59) signifies 'Best Practice' in environmentally sustainable design and/or construction
•	5 Star Green Star Certified Rating (score 60-74) signifies 'Australian Excellence' in environmentally sustainable design and/or construction
•	6 Star Green Star Certified Rating (score 75-100) signifies 'World Leadership' in environmentally sustainable design and/or construction

Green Star – Office As Built v2 - 6 star maximum

•	4 Star Green Star Certified Rating (score 45-59) signifies 'Best Practice' in environmentally sustainable design and/or construction
•	5 Star Green Star Certified Rating (score 60-74) signifies 'Australian Excellence' in environmentally sustainable design and/or construction
•	6 Star Green Star Certified Rating (score 75-100) signifies 'World Leadership' in environmentally sustainable design and/or construction

101

Green Skills Training, Green Star and NABERS Energy Accredited Professionals (Australia)

Brookfield, in partnership with the University of New England in Australia, developed a training program designed to provide our staff essential knowledge and skills in monitoring energy usage and implementing behavioral and process change to drive efficiency within the properties. This education ensures that the people operating our buildings have the knowledge to do so in the most energy-efficient, sustainable ways.

In 2011, six professionals at Brookfield attended this course, increasing the total number of staff who have completed the course to 17. Brookfield personnel who completed the course in 2011 are:

•	Adam New, Sydney, NSW
•	George Nasr, Sydney, NSW
•	Ross Moore, Sydney, NSW
•	Paul Dorahy, Parramatta, NSW
•	David Morrison, Melbourne, VIC
•	Marcel Van DerCamp, Brisbane, QLD

As of 2011, two professionals at Brookfield have attained NABERS Energy Accreditation for assessing a building’s performance in accordance with the NABERS energy protocol. They are:

•	Aidan McGing, Sydney, NSW
•	David Cassinides, Melbourne, VIC

Green Star Accredited Professionals (GSAP) – Australia are recognized for their advanced knowledge, experience and competency with the Green Star environmental rating system. Ongoing training and a number of compliance criteria are required under the Continuing Professional Development (CPD) program.

In 2011, two professionals at Brookfield had achieved this accreditation:

•	Mark Clapham, Sydney, NSW
•	Marcus Wraight, Sydney, NSW

Energy Efficiency Innovations

Brookfield sets rigorous energy efficiency standards at our properties around the globe. We continue to lower energy consumption through the research, procurement, and implementation of advanced products and systems, as well as through workplace initiatives. The company is in the industry vanguard of utilizing innovative and effective tools and metrics to curtail energy use and carbon emissions. Our goal is to meet the dual objectives of sustainable energy use and lower operating costs, without compromising our tenants’ comfort and business operations. Following are three examples of these initiatives:

Renewable Energy Credits

In 2011, we began a program to purchase renewable energy credits at select properties in our portfolio. The three inaugural properties in this initiative were: One World Financial Center in New York City; HSBC Building in Toronto; and, Bankers Court in Calgary.

When procured, renewable energy credits help fund facilities – such as wind farms – that produce cleaner energy, making them more financially sustainable and providing a stimulus for expansion and future development.

Alternative Transportation

Brookfield recognizes that a commitment to environmental excellence must extend beyond the walls of our office buildings. To that end, we have expanded programs to offer a variety of transportation options – such as carpooling, public transportation, biking, and electric-vehicle parking – for our employees and tenants as they travel to and from work. We hope that by working to change traditional car commuting habits, we will reduce traffic congestion, improve air quality and lower greenhouse gas emissions in the communities in which we operate.

A recent survey of our properties across Canada indicated that 90% of our occupants are now using commuting alternatives to single-occupant automobiles on a routine basis. One of our most successful transportation programs is our Alternative Transportation program, launched in 2011 in Toronto, Calgary and Vancouver, which offers online carpool zones and ride-matching services for our tenants.

Electric Vehicle Charging Stations

After the success of our first electric vehicle charging stations in our Houston parking garages, we expanded the program in 2011, installing charging stations in select garages in Washington, DC, Los Angeles, Boston, New York City and Toronto. We have set a goal to have at least one charging station in each of our North American operating markets by the end of 2012.

102

Charging stations promote the use of hybrid and fully electric cars, which consume less fuel and reduce dependency on fossil fuels. Tenants who own electric cars are able to recharge their vehicles during work hours.

Featured Property: One World Financial Center, New York City

At 1.7 million square feet, One World Financial Center – one of the four office towers comprising the iconic 8-million-square-foot World Financial Center complex in Lower Manhattan – became the largest office building in New York to receive a LEED EB:OM Gold designation upon certification in May 2011.

One World Financial Center earned 99% of the LEED credit points necessary to achieve the Gold standard. Making the feat all the more impressive is the traditionally high standard in New York City for achieving environmental certifications.

Several facets of the property’s operational best practices and recognized environmental performance were highlighted by the U.S. Green Building Council during the LEED certification effort:

•	100% of the building’s carbon footprint is offset through the purchase of Renewable Energy Credits and Carbon Offsets.
•	The property’s Energy Star score – which rates a building’s comprehensive energy performance – is in the top 20% of all comparable properties nationwide. The high score is due to both capital investment and energy management best practices.
•	An upgrade of powered janitorial equipment has improved tenant comfort and safety.
•	A reduction of pesticide toxicity was achieved through implementation of an integrated interior pest management program.

Featured Property: One Shelley Street, Sydney

The One Shelley Street office building in Sydney – which serves as Macquarie’s Australian headquarters – achieved a 6-star Green Star rating from Australia’s Green Building Council. Compared with an average Sydney office building, One Shelley Street emits 50% less greenhouse gas emissions, saves the equivalent of 2.5 Olympic swimming pools of water per year, and has a significantly improved Indoor Environmental Quality (IEQ).

Built in 2009 at a coveted location close to the water at Sydney’s King Street Wharf, One Shelley Street was a prime candidate for some of the most original and thoughtful sustainability features ever to be showcased in a complex of this kind. The property comprises retail and two low-rise office buildings.

The property was designed and constructed with world-leading sustainable design principles:

•	Heat-rejection technology draws seawater from the harbor to be used in the building’s first-stage cooling system.
•	Chilled beam technology uses the natural convection properties of simple fresh air to cool the building.
•	Automated lighting controls automatically adjust lighting in certain areas when natural daylight is more than sufficient.
•	The Brookfield operation team’s close collaboration with the future tenant throughout the entire integrated fit-out process led to a vast reduction in material waste.

These, and many of the other innovations featured in this property, are very much part of the “designed-in” sustainability strategies Brookfield utilizes aimed at generating best-in-industry environmental performance.

Featured Property: Bankers Hall, Calgary

The three-building Bankers Hall complex is one of the most prominent business addresses in downtown Calgary. The property is registered in the LEED EB:OM program and is currently targeting the Gold level of certification, with accreditation expected in 2012.

The property meets all ten prerequisites of LEED EB:OM:

•	Energy efficiency best management practices: planning, documentation, and opportunity assessment
•	Minimum energy efficiency performance
•	Refrigerant management for ozone protection
•	Sustainable purchasing policy
•	Solid waste management policy
•	Minimum indoor air quality performance
•	Environmental tobacco smoke control
•	Green cleaning policy
•	Water metering and minimum indoor plumbing
•	Fixture and fitting efficiency

In addition to meeting the minimum requirements, the property has implemented other policies and programs such as enhanced green cleaning procedures and a multifaceted alternative transportation program available to all occupants.

The Alternative Transportation program has aided the property in determining that 84% of building occupants use sustainable modes of travel (e.g. bicycling, carpooling, public transit) when commuting to and from the workplace. Furthermore, the property has verified and registered its carbon emissions under an accredited voluntary program, and it ranks in approximately the 80-85th percentile in energy performance among all buildings in North America based on Energy Star guidelines.

103

In addition to implementing new environmental policies and programs to become LEED certified, other green amenities and highlights at Bankers Hall include:

•	Annual Earth Hour participant
•	BOMA BEST (Building Environmental Standards) Level 3 (80-89%) Certification
•	FSC (Forest Stewardship Council)-certified paper products
•	Membership in Green Calgary Association
•	Smoke-free building perimeter

Since 2007, Bankers Hall has managed to reduce the amount of waste sent to landfill annually by 24%. The building’s recycling efforts contribute to an annual savings of 2,108 cubic meters of landfill space.

Featured Property: 235 St. Georges Terrace, Perth

Located in the elegant Bishops See precinct of Perth and completed in February 2009, 235 St. Georges Terrace is an 192,000-square-foot, nine-story office tower that was designed and constructed with a specific environmental target – to achieve a 4.5-Star NABERS Energy Base Building rating.

A number of environmental elements were incorporated in the design process with a focus to provide a visual, floor-to-ceiling glazing solution with a high-performance façade and day-lighting zones to maximize solar energy. This innovation was supported by detailed thermal modeling of design options in optimizing the façade and building orientation, as well as the selection of high-efficiency chillers and air handling units.

Following an exhaustive 12-month monitoring process, in 2011, the building was able to exceed expectations and deliver a 5-Star NABERS Energy Base Building rating to complement its 5 Star Green Star – Office Design v2 rating.

The resolve of our operations staff in Perth, in partnership with our joint property owners, and the willingness of tenants to embrace the environmental initiatives inherent in the building’s design, resulted in 235 St. Georges Terrace emerging as one of the most desirable commercial addresses in Western Australia.

World Green Building Council Congress

Beyond operating energy-efficient buildings, our executives and property-management personnel routinely take leadership positions in green building organizations to advance and raise awareness of the positive impact of sustainable real estate.

Brookfield took a leadership role at the World Green Building Council Congress (Congress), the industry’s most influential annual green building gathering in 2011 in Toronto. The World Green Building Council (WGBC) is the largest international organization influencing the green building marketplace; it has 30,000 member companies and is a union of 89 national Green Building Councils (GBCs) from around the world.

Brookfield was actively involved in the Congress, sponsoring the Global Green Building Awards dinner and hosting a brainstorming event at First Canadian Place (FCP). That building, the tallest in Canada, is currently undergoing a massive re-cladding and plant upgrade which will lead to its LEED certification. We also hosted a workshop for FCP tenants on ways to reduce energy use.

Tom Farley, Brookfield’s president and global chief operating officer, spoke at the awards dinner. Much of Tom’s speech centered on engaging stakeholders in green building practices and fostering a greater awareness – specifically around the long-term value of green projects and programs. "I believe passionately that efficient, sustainable design more than pays for itself over time," Tom noted. "Even the companies who are doing great work aren’t doing a great job talking about it in terms of value to the customer."

Tom also noted that one-third of tenants working in LEED buildings in North America did not know they were in a LEED building. Based on this statistic, there is clearly room for our industry to further engage and educate tenants and other stakeholders.

In addition to Tom, Brookfield executives Kurt Wilkinson (Australia), Brian West (Canada), and Rich Bachia (US) participated in panels and roundtable sessions at the Congress.

Energy Star

Brookfield utilizes Energy Star to measure and monitor energy performance as well as to ensure continual progress in limiting emissions of greenhouse gases.

Brookfield has made great strides in the past few years: At the end of 2011, 48 properties are registered in the Energy Star program, up from five properties just four years ago. We were proud to maintain our goal of 80% Energy Star certification in the U.S. portfolio in 2011.

Although Energy Star certifications are currently only given out in the U.S., Brookfield's goal in Canada is to maintain all Energy Star scores above the LEED threshold of 69 by running routine energy audits and identifying areas for major upgrades. Currently, 89% of our buildings in Canada have achieved a score above this threshold.

Brookfield also introduced a tenant sub-metering program in Canada which isolates tenant-specific electricity use, enabling them to understand and better control and monitor individual electrical load profiles. Utility data reports are sent to tenants to assist them in gauging their energy consumption. With this data, we partner with our tenants to review strategies for lowering usage and realizing tangible cost savings.

104

Utility Management System

In 2011, Brookfield implemented a Utility Management System in Canada and Australia to streamline the utility bill collection/verification process and improve the quality of the source data needed to measure electricity, natural gas, steam, and water consumption.

As a result of this system, Brookfield can now begin thinking about setting practical consumption targets and report on overall consumption across the portfolio.

Carbon Disclosure Project

The Carbon Disclosure Project is the global business community's foremost initiative in the tracking and reduction of greenhouse gas (GHG) emissions. Brookfield has pro-actively participated in the Carbon Disclosure Project since 2007. For the past three years, an independent third party, ClimateCheck, has audited Brookfield’s GHG emissions to confirm the accuracy of our emissions data.

We are pleased to report that from 2008 to 2010, Brookfield has achieved an 8% reduction in greenhouse gas emissions through our various energy-reduction strategies. As reported by ClimateCheck, Brookfield's total GHG emissions in tons of CO2-equivalent (t CO2e) for its entire managed portfolio from 2008 to 2010 are listed in the following table.

Data from 2011 has been collected and is currently under audit; it will appear in 2012’s annual and corporate responsibility reports.

Emissions Source	GHG Emissions (t CO2e)			Proportion of Total Emissions
Scope 1 Emissions	2010	2009	2008	2010	2009	2008
Stationary Fuel Use – Natural Gas	53,718	59,315	46,702	7.9%	8.5%	6.4%
Stationary Fuel Use – Generators	2,284	2,590	1,514	0.3%	0.4%	0.2%
Company-Owned Vehicles	5	6	7	0.0%	0.0%	0.0%
Fugitive Emissions from Refrigeration/A/C Equipment	2,179	0	205	0.3%	0.0%	0.0%
Total Scope 1 Emissions	58,186	61,911	48,427	8.6%	8.9%	6.6%
Scope 2 Emissions
Emissions from Purchased Electricity	553,724	562,445	601,240	81.8%	81.0%	81.8%
Emissions from Purchase Steam	64,641	70,326	85,365	9.6%	10.1%	11.6%
Total Scope 2 Emissions	618,365	632,771	686,605	91.4%	91.1%	93.4%
Total Emissions	676,551	694,682	735,032	100%	100%	100%

Stakeholder Communications

Brookfield recognizes the importance of communicating our various corporate responsibility initiatives to tenants, investors, employees, government officials, and other valued stakeholders. We include updates on our practices and programs on the Brookfield corporate website (www.brookfieldofficeproperties.com), in our annual report, in presentations to investors, in correspondence with tenants, in press releases, and in marketing and other promotional materials.

Our corporate website features a robust sustainability section that is updated regularly with environmental achievements and certifications. The sustainability section of the website can be accessed by clicking on "Our Green Portfolio" on the homepage.

Each time Brookfield achieves an environmental milestone, the news is communicated both externally and internally through the company intranet. This continued discourse reiterates our strong commitment to sustainability excellence and building upon our previous successes.

Brookfield's primary marketing brochure includes a dedicated section highlighting our commitment to sustainability and recent achievements in this area. This allows tenants, investors and other stakeholders to view the sustainable practices we have incorporated into our office buildings. In addition, we have built interactive marketing suites in all of our major operating cities, with a robust, engaging sustainability chapter as part of the standard presentation to prospective tenants.

Likewise, we apprise tenants on the environmental profile of their respective properties and host onsite events to celebrate milestones, such as LEED certifications, and further educate them on green practices within the workplace.

Excellence in Property Management: BOMA 360 Program (US)

Operating our buildings in energy-efficient ways is just one facet of our comprehensive property-management program. Through our participation in the BOMA 360 Program – a comprehensive review and appraisal of property operations and management in office and industrial buildings – we have further established Brookfield as an industry leader in property management and the landlord of choice for tenants around the globe.

105

Since its inception in 2009, more than 300 buildings in the U.S. have been BOMA 360 certified – 30 of which are owned and managed by Brookfield. BOMA 360 evaluates six major criteria: 1) building operations and management; 2) life safety/security/risk management; 3) training and education; 4) energy; 5) environment and sustainability; and 6) tenant relations/community involvement.

With 30 designations, Brookfield is the industry leader among owners who operate and manage their buildings. To date, no other landlord/manager has reached even 20 BOMA 360 certifications.

The following Brookfield buildings have received BOMA 360 designation:

•	One World Financial Center, New York, NY
•	One Liberty Plaza, New York, NY
•	One New York Plaza, New York, NY
•	Grace Building, New York, NY
•	245 Park Ave., New York, NY
•	300 Madison Ave., New York, NY
•	Republic Plaza, Denver, CO
•	1400 K Street NW, Washington, DC
•	1625 Eye Street NW, Washington, DC
•	2000 L Street NW, Washington, DC
•	2001 M Street NW, Washington, DC
•	1250 Connecticut Ave. NW, Washington, DC
•	1550 Wilson Blvd., Arlington, VA
•	1560 Wilson Blvd, Arlington, VA
•	601 South 12th Street, Arlington, VA
•	701 South 12th Street, Arlington, VA
•	Two Ballston Plaza, Arlington, VA
•	Potomac Tower, Arlington, VA
•	One Reston Crescent, Reston, VA
•	Two Reston Crescent, Reston VA
•	7401 Bethesda Crescent, Bethesda, MD
•	7475 Bethesda Crescent, Bethesda, MD
•	4600 Bethesda Crescent, Bethesda, MD
•	8401 Silver Spring Metro Plaza, Silver Spring, MD
•	8403 Silver Spring Metro Plaza, Silver Spring, MD
•	8405 Silver Spring Metro Plaza, Silver Spring, MD
•	33 South Sixth Street, Minneapolis, MN
•	RBC Plaza, Minneapolis, MN
•	53 State Street, Boston, MA
•	75 State Street, Boston, MA

Excellence in Property Security (US)

We believe that providing effective, non-intrusive security is of the utmost importance for our tenants, employees, and all those who visit our properties.

In June 2011, Brookfield was named "Outstanding Private Partner" by the Urban Area Security Initiative (UASI) – a program of the U.S Department of Homeland Security – at the National UASI Homeland Security Conference in San Francisco.

The UASI awards recognize outstanding performance in homeland security program management and practice. Brookfield was recognized for its private-sector leadership and excellence in managing security across its 60-building U.S. office portfolio – the majority of which are located in the central business districts of the country’s largest cities.

"Winning the UASI award is an honor and a testament to Brookfield’s commitment to providing the safest and most secure environment for those that inhabit our buildings as well as the surrounding community," said Ralph Blasi, vice president and national director of security at Brookfield. "Providing secure environments without compromising tenant comfort is a corporate mandate and is executed by our dedicated security teams at each of our properties."

Brookfield’s nomination highlighted various security initiatives and community leadership roles taken on by the company’s security personnel in each of its U.S. operating cities: New York City, Washington, DC, Boston, Houston, Minneapolis, Denver and Los Angeles.

Additional Recognition

In 2011, Brookfield was once again included in the FTSE4Good Index, which provides investors around the world the assurance that they are supporting companies with a strong focus on environmental, social and governance (ESG) practices.

We were named to the list of “Top 50 Most Socially Responsible Corporations in Canada” by Jantzi-Maclean’s for the third straight year.

106

All of our properties in Canada have received the BOMA BEST Environmental Certification.

BOMA recognized 75 State Street in Boston with the TOBY “The Office Building of the Year” – Earth Award, which identifies properties that have made significant strides in energy efficiency and recycling, in addition to promoting indoor air quality and using green products to maintain the facilities. Though its environmentally responsible practices, 75 State Street reduced its energy consumption by 3.94M kWh, saving more than $700,000 per year.

Fox Business News broadcasted live from the mechanical floor atop our 54-story One Liberty Plaza tower in Lower Manhattan in March 2011. The segment focused on innovative energy reduction strategies in high-rise commercial buildings and citied One Liberty Plaza for its newly installed control room, where engineers can change all aspects of HVAC, lighting, and other systems in any part of the building with the click of a button, or remotely via the web. The automated system also monitors 3,000 sensors throughout the building and caps how much energy can be used in a given timeframe, allowing the building to reduce its energy consumption by approximately 20% annually.

Better Building Partnership

In 2011, Brookfield and major property peers came together with the City of Sydney to launch the Better Buildings Partnership (BBP), an initiative that seeks to reduce carbon emissions from buildings in the region. The Sydney BBP, modeled on similar programs operating successfully in London and Toronto, will engage with government policies that support a future of low greenhouse gas emissions.

Community Engagement and Brookfield’s Arts & Events Program

Brookfield's Corporate Responsibility strategy goes beyond the development, ownership and operation of sustainable commercial real estate. We also take measures to enhance the communities in which our buildings are located by developing and activating innovative architecture and creating inviting, grand public spaces. Within those spaces Brookfield commissions public arts programs and events, enhancing experiences for both office workers and visitors alike.

Community Engagement: Arts Brookfield

Beyond our role as a commercial landlord, we animate the public spaces at our flagship properties in major cities across North America with acclaimed free visual and performing arts. World-class concerts, exhibitions, fairs and festivals are presented year-round and free-of-charge.

Artists are given the opportunity to work in new and unusual spaces to provide unique cultural and educational experiences for the public. Our award-winning Arts & Events program has existed for more than two decades and attracts approximately 500,000 visitors per year in the company's flagship markets of Toronto and New York, with thousands of others attending similar programs in Calgary, Los Angeles, Houston and Denver. More information can be found at www.artsbrookfield.com.

The largest year-round, free performing arts and cultural presenter on the east coast, Arts Brookfield at the World Financial Center is a leading showcase in New York for visual and performing arts – from the intimate to the spectacular – presenting both emerging and established artists.

With its waterfront Winter Garden as a focal point, the artistic process is made accessible in an open and interactive manner to workers, residents and the broader public of cultural consumers.

Annual events, including the Bang on a Can Marathon, The Tribeca Film Festival “Drive-In,” Summer on the Plaza concert series, Canstruction, New Sounds Live!, and the Winter Garden Holiday Lighting draw thousands of visitors. In 2011, Elton John gave a free performance on the WFC Plaza to open the Tribeca Film Festival which thousands enjoyed.

In its 23-year history, Arts Brookfield at the World Financial Center has presented world, U.S. and New York premieres, commissioned unique works, and launched works that have gone on to other major New York City cultural venues. Exhibitions and installations from a diverse range of museums and festivals have celebrated the arts of individual cities, countries and cultures.

Highlights from 2011 include the Hector del Curto Tango Orchestra, The Nerve Tank: “The Attendants,” Rufus Wainwright and the New York City Opera, Streb Extreme Action Company Featuring the Human Waterfall, Mos Def and the Brooklyn Philharmonic, the Pongtopia! table tennis exhibition, and the inaugural Lowdown Hudson Blues Festival Featuring Taj Mahal and other noted blues artists. Many of these programs included charitable components and activities designed to specifically benefit the local community.

As the public and retail areas of the World Financial Center undergo a $250 million renovation from 2011-2013, Brookfield is proud to continue its arts programming without interruption.

Brookfield’s Midtown Manhattan Arts programming at Grace Plaza at 43rd St. was re-launched in 2011 following upgrades to the plaza that made the venue more inviting and conducive to public events. Australia’s Strange Fruit and Michael Moschen performed in July, and Okamoto Studio live-carved 14 ice sculptures for an installation in December.

Other noted events from around North America in 2011 included Philip Beesley’s “Sargasso” installation at Toronto’s Luminato festival at Brookfield Place, the “Wisdom” photography exhibition at our three downtown Los Angeles properties, and the “Band of Artists” group show at Republic Plaza in Denver.

107

In Australia, Brookfield supported Arts Project Australia by transforming a vacant space with pieces of art. Arts Project supports artists with intellectual disabilities, promoting their work and advocating for inclusion within contemporary art practice. Utilizing the available space, Brookfield created a venue where artworks could be viewed by the community and public in passing.

In May 2011, Brookfield hosted the largest collection of artworks by Jeffrey Smart – one of Australia’s most renowned living artists – at 235 St. Georges Terrace in Perth. The 10-day exhibition displayed drawings, lithographs and paintings collectively valued at $30 million.

Through its arts and cultural programming, as well as carefully selected pop culture and consumer-focused offerings, Arts Brookfield continues to provide lively and vibrant free events in many of our core commercial markets, and we will continue to expand those programs.

Fostering a Culture of Giving and Volunteerism

Brookfield instills a culture of philanthropy and volunteerism among its workforce. In addition to our corporate giving programs supporting local organizations, the company matches employee donations.

Brookfield employees are active volunteers in their communities. We encourage and support this personal involvement by providing philanthropic outlets for our workforce, both within and outside of the office. We have long-standing partnerships with organizations such as the Special Olympics, Habitat for Humanity, Taronga Zoo (Australia) and the United Way. Brookfield's Canadian division alone has raised more than C$3 million for the United Way in the last decade between employee donations and company matching funds.

Charitable Giving

We support impactful charitable organizations in the communities in which we operate, especially those groups that are focused in the areas of education (including programs that focus on the real estate sector), environmental protection, local healthcare, and arts and culture. The company pro-actively seeks new organizations to partner with and provide financial and hands-on support.

Matching Gifts

To make individual employee contributions more meaningful and to encourage employees to participate, we allocate a portion of our charitable giving budget to a matching gift program. Qualified donations by our employees to non-profit organizations and educational institutions are eligible for a dollar-for-dollar match from Brookfield.

An Ongoing Commitment

We strive to build upon our successes and identify new opportunities to implement corporate responsibility strategies.

Our goal is to be recognized as a leader and innovator in the field of energy conservation as we operate and develop the most sustainable commercial properties in the United States, Canada and Australia.

We will continue to be active in enhancing the communities we operate in through our arts program and through philanthropic efforts.

For more information about Brookfield's sustainability programs and corporate responsibility practices, please visit our website at www.brookfieldofficeproperties.com/corporateresponsibility.

108

Corporate Governance

Brookfield Office Properties’ board of directors is strongly committed to sound corporate governance practices. The board continuously reviews its policies and benchmarks them against evolving governance legislation and the views of acknowledged leaders in the area. During 2011, the company continued to further its commitment to prudent corporate governance, ensuring that investors’ interests are represented by a majority of independent directors on the board.

Brookfield Office Properties has several shareholder-friendly corporate governance policies:

•	The board has a majority of independent directors
•	The full board is elected annually; shareholders have cumulative voting rights in director elections
•	The company does not have a poison pill in place
•	The positions of CEO and Chairman are separated and a lead independent director is designated
•	The company has publicly disclosed board guidelines and the performance of the board is reviewed annually
•	Independent directors routinely meet without the CEO or management present
•	The audit committee and the governance and nominating committee are composed solely of independent directors
•	The company has a whistleblower hotline operated by an independent third party

The charters for the board of directors and each of the standing committees are in compliance with New York Stock Exchange rules on corporate governance, the provisions of the Sarbanes-Oxley Act of 2002, and Canadian securities laws. The board believes that it has an appropriate mix of directors on its committees to oversee the business plan and management’s performance effectively.

The board strives to keep informed on governance developments as the regulatory and business climates continue to evolve, and to adopt measures as appropriate to ensure that the company’s commitment to sound corporate governance remains intact.

Committee Membership

Audit Committee	Governance & Nominating Committee	Human Resources & Compensation Committee
Robert L. Stelzl, Chair Michael Hegarty Allan S. Olson* F. Allan McDonald	Allan S. Olson,*Chair William T. Cahill Diana L. Taylor	J. Bruce Flatt, Chair Allan S. Olson* Robert L. Stelzl

* Lead independent director

To learn more about Brookfield Office Properties’ corporate governance practices, please visit www.brookfieldofficeproperties.com and navigate to the Corporate Governance section. In that section you will find – in addition to charters for each of the aforementioned committees – the company’s bylaws, corporate governance guidelines, and policies on disclosure, business conduct and ethics, and personal trading.

109

Gordon E. Arnell

Calgary, Alberta

Chairman

Brookfield Office Properties Inc.

Chairman of Brookfield Office Properties since 1995; President 1990-1995; CEO 1990-2000; previously held senior executive roles at Oxford Development Group Ltd. and Trizec Corporation Ltd.

William T. Cahill

Ridgefield, Connecticut

Managing Director, Independent Risk

Citi Community Capital

Current position since 2002. Previous positions include Managing Director, Citigroup Real Estate Inc., OREO 1996–2002 and Senior Asset Manager 1991–1996. Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc., 1983–1991.

Richard B. Clark

New York, New York

Chief Executive Officer

Brookfield Office Properties Inc.

Current position since 2002; President and CEO of U.S. operations 2000–2002; senior positions for Brookfield Office Properties and predecessor companies including COO, EVP and Director of Leasing. NAREIT Executive Committee.

Jack L. Cockwell

Toronto, Ontario

Group Chairman

Brookfield Asset Management Inc.

Current position since 2002; President and CEO 1991–2001; senior executive of predecessor companies from 1969. Governor, Royal Ontario Museum and Ryerson University; Director Astral Media Inc, Teck Resources Limited and the Toronto Waterfront Corporation.

J. Bruce Flatt

Toronto, Ontario

Senior Managing Partner and CEO

Brookfield Asset Management Inc.

Director and CEO of Brookfield Asset Management since 2002, joined Brookfield in 1990 and held a number of investment and operating positions in the company prior to becoming CEO. Holds a business degree from the University of Manitoba.

Michael Hegarty

New York, New York

Trustee, MFS Funds; Director, Madison Marquette; Senior Vice Chairman and Chief Operating Officer of AXA Financial, 1998-2001; Vice Chairman, Chase Manhattan Bank, 1995 -1997; Previously, Vice Chairman, Chemical Banking Corporation and Senior Executive Vice President, Manufacturers Hanover Trust.

110

F. Allan McDonald

Sydney, Australia

Chair, Astro Japan Property Group Current position since 2005. Chair, General Reinsurance Australia Limited since 1981. Director, Billabong International Limited since 2000. Chair, Brookfield Capital Management Limited since 2010. Previously a director of a number of major Australian companies including Brambles Industries Limited, Delfin Property Group Limited and TAB Limited. Retired in 1989 as Director International Services, ANZ Bank. Previously was Chairman and Managing Director, Development Finance Corporation Limited.

Allan S. Olson

Edmonton, Alberta

Chairman and CEO

First Industries Corporation

Current position since 1991. Chairman and CEO, Churchill Corp. 1989–1990 and Banister Construction Group 1990–1991. Various positions at Stuart Olson Construction including President and CEO 1965–1989. Director, ZCL Composites Inc.

Robert L. Stelzl

Hamilton, Montana

Retired from Colony Capital after 14 years as principal and member of the investment committee. Chairman, Brookfield Homes and Director, the Van Eck Family of Mutual Funds, New York. President, Bren Investment Properties 1982-1989; senior management positions with several international real estate companies including Cadillac Fairview and Cabot, Cabot and Forbes. Former Chairman, Aman Hotels.

Diana L. Taylor

New York, New York

Managing Director

Wolfensohn & Company

Current position since 2007. Previously Superintendent of Banks for the State of New York; Deputy Secretary to Governor of New York; CFO of Long Island Power Authority; investment Banker with Smith Barney and Lehman Brothers; Director, The After School Corporation, Hudson River Park Trust, New York Women’s Foundation, Mailman School of Public Health, Dartmouth College, ACCION International, Sotheby’s, International Women’s Health Coalition, amfAR AIDS Foundation, Columbia Business School and Citigroup Inc. Member, Council on Foreign Relations, Foreign Policy Association and the Economic Club of NY.

John E. Zuccotti

New York, New York

Co-Chairman

Brookfield Office Properties Inc.

Current position since 2002. Chairman, Real Estate Board of New York 2004-2006; Senior Counsel, Weil, Gotshal and Manges since 1998; Deputy Chairman, Brookfield Office Properties 1999-2002; President and CEO, Olympia & York Companies

U.S.A. 1990–1996; Partner, Brown & Wood 1986–1990 and Tufo & Zuccotti 1978–1986. First Deputy Mayor of the City of New York 1975–1977. Chairman of the Board of Trustees of the Doris Duke Charitable Foundation; Chairman, New York City Planning Commission 1973–1975. Trustee Emeritus, Columbia University.

111

Officers

Corporate

Richard B. Clark

Chief Executive Officer

Bryan K. Davis

Chief Financial Officer

Melissa J. Coley

Vice President

Investor Relations & Communications

Property Operations

United States

Mitchell E. Rudin

President & Chief Executive Officer

Paul L. Schulman

Chief Operating Officer

Thomas F. Farley

President & Global Chief Operating Officer

Brett M. Fox

Chief Compliance & Administrative Officer

General Counsel

Dana E. Pettito

Vice President & Controller

Canada

T. Jan Sucharda

President & Chief Executive Officer

Dennis H. Friedrich

President & Global Chief Investment Officer

G. Mark Brown

Head of Global Strategic Initiatives & Finance

Australia

Brian W. Kingston

President & Chief Executive Officer

Kurt A. Wilkinson

Chief Operating Officer

112

BROOKFIELD OFFICE PROPERTIES CORPORATE INFORMATION
HEAD OFFICES UNITED STATES Three World Financial Center 200 Vesey Street New York, New York 10281	CANADA Brookfield Place 181 Bay Street Toronto, Ontario M5J 2T3	AUSTRALIA 135 King Street Level 22 Sydney, New South Wales 2000	TRANSFER AGENT CIBC Mellon Trust Company P.O. Box 700 Station B Montreal, Quebec H3B 3K3
T 212.417.7000	T 416.369.2300	T +612 9322 2000	T 416.682.3860 or 1.800.387.0825
F 212.417.7214	F 416.369.2301	F +612 9322 2001	F 1.888.249.6189
inquiries@canstockta.com www.canstockta.com

STOCK EXCHANGE LISTINGS
	STOCK SYMBOL	EXCHANGE	RECORD DATE	PAYMENT DATE
Common Shares	BPO	NYSE, TSX	First day of March, June, September and December	Last business day of March, June, September and December
Class A Preferred Shares Series A Series B	Not listed Not listed		First day of March, and September	15th day of March and September
Class AA Preferred Shares Series E	Not listed		15th day of March, June, September and December	Last business day of March, June, September and December
Class AAA Preferred Shares Series F Series G Series H Series I Series J Series K Series L Series N Series P Series R	BPO.PR.F BPO.PR.U BPO.PR.H BPO.PR.I BPO.PR.J BPO.PR.K BPO.PR.L BPO.PR.N BPO.PR.P BPO.PR.R	TSX TSX TSX TSX TSX TSX TSX TSX TSX TSX	15th day of March, June, September and December	Last business day of March, June, September and December

SHAREHOLDER INFORMATION

Brookfield Office Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at 212.417.7215 or via e-mail at melissa.coley@brookfield.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company's Transfer Agent, CIBC Mellon Trust, as listed above.

ANNUAL GENERAL MEETING

The Annual General Meeting of shareholders will be held in New York, NY at Three World Financial Center, 200 Vesey Street, 26th Floor at 11:00am on May 3, 2012. Shareholders may also participate in the meeting by webcast through Brookfield Office Properties' website at brookfieldofficeproperties.com.

UNITED STATES

Three World Financial Center
200 Vesey Street
11th Floor
New York, NY 10281

Tel: +1 212.417.7000
Fax: +1 212.417.7214

CANADA

Brookfield Place
181 Bay Street
3rd floor
Toronto, ON M5J 2T3

Tel: +1 416.369.2300
Fax: +1 416.369.2301

AUSTRALIA

Level 22, 135 King Street
Sydney, NSW 2000

Tel: +61 2 9322 2000
Fax: +61 2 9322 2001

LONDON

23 Hanover Square
London, W1S 1JB
United Kingdom

Tel: +44 (0)20 7659 3500
Fax: +44 (0)20 7659 3501

Brookfield
brookfieldofficeproperties.com